SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 8, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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annual reports under cover of Form 20-F or Form 40-F

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom’s management discussion and analysis of 2006 financial results

Management Discussion

& Analysis

2006

Disclaimer

This English language translation of the Management Discussion & Analysis report prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

Years ended December 31, 2006, 2005 and 2004

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The following comments are made on the basis of the consolidated financial statements according to International Financial Reporting Standards (IFRS) (see Note 1 and 2 to the consolidated financial statements). Data relating to the business segments and sub-segments presented in the following sections is assumed, except where otherwise indicated, to be prior elimination of inter-segment and inter-sub-segment transactions. In addition, the changes below are calculated on the basis of data in thousands of euros, although presented in millions of euros.

The transition from data on an historical basis to data on a comparable basis (see definition in Section 5.6 “Financial glossary”) for years ended December 31, 2005 and 2004 is described in Section 5.1 “Transition from data on an historical basis to data on a comparable basis.”

1. OVERVIEW

1.1 GENERAL INFORMATION

1.1.1 Development of the Group

The France Telecom group offers its retail and business customers as well as other telecommunications operators a wide range of services covering fixed-line and mobile communications, data transmission, the Internet and multimedia, as well as other added value services. Today, France Telecom serves nearly 159 million customers around the world.

In a rapidly changing technological and competitive environment, the France Telecom group has chosen to focus fully on developing its global integrated operator strategy, anticipating changes in the telecommunications industry.

The telecommunications market is in the midst of an upheaval. Customers are now able to enjoy a large variety of communication tools, that have led to a surge in uses, but the services offered to them remain fragmented. Indeed, the telecommunications world is still organized based on separate networks and services (fixed, mobile, Internet). The mission of a global operator like France Telecom is to put the customer’s concerns at the heart of its services, offer customers an integrated communication universe, independent from the terminal or network being used. France Telecom’s vision as an integrated operator is based on the convergence of fixed, mobile and Internet networks.

Since the end of 2003, this integrated operator strategy has notably been implemented through:

•	the acquisition of the interests of minority interests in Orange S.A., Wanadoo S.A., and Equant, and the integration of Wanadoo S.A. within France Telecom S.A.;

•

the launch of the “NExT” plan (New Experience in Telecommunications), the Group’s program for 2006-2008 introduced in June 2005. The “NExT” plan is a three-year transformation plan that will open up a universe of enhanced and simplified services for the Group’s customers, while enabling the Group to pursue its transformation as an integrated operator. The “NExT” plan aims to make France Telecom the leading operator for new telecommunications services in Europe (see Section 1.3.1 “The NExT plan (New Experience in Telecommunications)”);

•	the adaptation of the Group’s organization in line with its integrated operator strategy;

•

the acquisition of an 80% stake in the Spanish wireless operator Amena, which was merged with FT España (fixed-line and Internet activities) in July 2006. After the merger, France Telecom’s interest in FT España was 79.3%. In October 2006, all these businesses adopted the Orange brand. These operations have enabled the France Telecom group to strengthen its integrated operator strategy in Europe, meaning that it is now in a position to launch convergent offers based on fixed-line and mobile broadband in a key European market (see Section 4.1.3 “Net cash used in investing activities” and Note 4 to the consolidated financial statements);

•	and the launch of new offers at a steady rate.

France Telecom has a complete portfolio of business lines (fixed-line, mobile, Internet), focused on all customer segments (consumers, small and medium-sized businesses, multinationals) and uses (personal and professional) in most contexts (home, office, travel, mobile). With these assets, it believes it is in the best position to meet customer expectations and develop an integrated communication services offer.

1.1.2 Business segments

•	Presentation of the business segments

As a result of the Group’s new strategies, the organization for France Telecom’s operational management is now built around i) business lines (home, personal, enterprise), and ii) integrated management teams at country level. Within this context, and in accordance with IAS 14 “Segment Reporting”, the Group has defined the following three business segments as the first level of segment reporting:

•

the “Personal Communication Services” (referred to hereinafter as PCS) segment covers mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and in the Rest of the world. It includes the entire Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, TP Group in Poland (with its subsidiary PTK Centertel), and that of the Group’s other international companies;

•

the “Home Communication Services” (referred to hereinafter as HCS) segment covers the fixed telecommunications services activities (fixed-line telephony, Internet services, and services to operators) in France, Poland and in the Rest of the world, as well as the distribution activities and support functions provided to other business segments of the France Telecom group;

•	the “Enterprise Communication Services” (referred to hereinafter as ECS) segment covers business communication solutions and services in France and around the world.

Each of the business segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies. The use of shared resources is taken into account in business segments results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the business segments. The supply of shared resources is included in inter-business segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the user business segment’s gross operating margin (referred ot hereinafter as GOM, see Section 5.6 “Financial glossary”). The cost of shared resources supplied may be affected by changes in regulations and may therefore have an impact on the business segment results disclosed from one year to another.

Business segment results correspond to operating income, excluding gains and losses on disposals of assets not directly related to the business segment concerned.

•	Disposal of the PagesJaunes Group

Following the France Telecom group’s disposal of PagesJaunes on October 11, 2006, PagesJaunes has been presented as a discontinued operation as required by IFRS 5. Consequently, the expenses and net income linked to PagesJaunes Group business are presented separately under consolidated net income of discontinued operations (see Sections 2.1.3.4 and 3.1.3.4 “Consolidated net ncome after tax of discontinued operations”). The data published for 2004 and 2005 have been restated.

The primary effects of the PagesJaunes Group disposal, the condensed income statement of PagesJaunes Group and net cash flows for PagesJaunes Group are presented in Note 4 to the consolidated financial statements.

The PagesJaunes Group’s business lines involve the printing and distribution of printed directories, the sale of advertising space on the online printed directories, telephone information services, the sale of marketing databases, and the creation and hosting of Internet sites for advertisers.

1.1.3 Summary of results for 2006

•	51.7 billion euros in revenues in 2006, up 7.5% on an historical basis and 1.2% on a comparable basis in comparison with 2005

Mobile service revenues were up 5.2% on a comparable basis between 2005 and 2006, driven by very strong growth in the customer base, with a 15% increase in the number of mobile customers on a comparable basis, representing 97.6 million customers at December 31, 2006, combined with a sharp rise in mobile broadband uses, with 5.8 million customers at December 31, 2006, compared with 1.6 million one year earlier.

The rapid development of ADSL broadband and the associated multi-service offers have kept the drop in home service revenues down to only -1.9% on a comparable basis between 2005 and 2006: 30% growth in ADSL broadband accesses over the year, with 9.7 million customers in Europe at December 31, 2006, alongside the rapid development of ADSL multi-service offers, with 4.1 million Livebox sold in Europe, 2.5 million “Voice over IP” customers and 590,000 customers for ADSL digital television at December 31, 2006.

•	Gross operating margin of 18.5 billion euros in 2006, representing 35.9% of revenues, in line with the objective announced

In 2006, the gross operating margin (referred to hereinafter as GOM, see Section 5.6 “Financial glossary”) came to 18,539 million euros, giving a ratio of GOM to revenues of 35.9%, down 1.4 points in relation to 2005 (on an historical basis and a comparable basis), in line with the objective announced (1 to 2 point reduction).

•	Capital expenditures on tangible and intangible assets excluding licenses totaled 6.7 billion euros in 2006, representing 13.0% of revenues, in line with the objective announced

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and finance lease-based investments (referred to hereinafter as “capital expenditures on tangible and intangible assets excluding licenses” or “CAPEX”, see Section 5.6 “Financial glossary”) came to 6,732 million euros in 2006, up 11.6% on an historical basis and 3.5% on a comparable basis in relation to 2005. The ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues represented 13.0% in 2006, in line with the objective announced, compared with 12.5% on an historical basis (12.7% on a comparable basis) in 2005.

•	7.15 billion euros in organic cash flow in 2006, higher than the objective announced of 6.95 billion (adjusted objective including PagesJaunes Group until its sale on October 11, 2006)

Organic cash flow (see Section 5.6 “Financial glossary”) benefited from the 3.3% increase in the GOM and the decrease in interest paid and income tax paid. In addition, the impact of the total working capital requirements (see Section 5.6 “Financial glossary”) is neutral.

France Telecom uses organic cash flow as an operational performance indicator for measuring cash flow generated from operations, excluding financial investments (see Section 5.6 “Financial glossary”) and excluding proceeds from sales of investment securities (net of cash transferred).

•	Significant reduction in the ratio of net financial debt to GOM, down to 2.27 at December 31, 2006, in line with the objective for a ratio of less than 2 by the end of 2008

Net financial debt totaled 42.0 billion euros at December 31, 2006, down 5.8 billion euros compared with December 31, 2005.

The ratio of net financial debt (see Section 5.6 “Financial glossary”) to GOM came out at 2.27 at December 31, 2006. With the GOM for PagesJaunes Group, a business sold off in 2006 (see Section 1.1.2 “Business segments”), this ratio was historically 2.48 at December 31, 2005 (based on a restated figure for the GOM, integrating the Spanish mobile operator Amena’s GOM over 12 months in 2005).

1.2 GROUP BUSINESS AND PROFITABILITY

1.2.1 Principal operating data

The Group’s revenues, gross operating margin (referred to hereinafter as GOM, see Section 5.6 “Financial glossary”), operating income, capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed by finance leases (referred to hereinafter as “capital expenditures on tangible and intangible assets excluding licenses” or “CAPEX”, see Section 5.6 “Financial glossary”) and the indicator for gross operating income less capital expenditures on tangible and intangible assets excluding licenses (referred to hereinafter as the GOM-CAPEX indicator, see Section 5.6 “Financial glossary”) are presented in the following table for the years ended December 31, 2006, 2005 and 2004 (see Note 3 to the consolidated financial statements).

Revenues, GOM, the GOM-CAPEX indicator, the change in operating working capital requirements (see Section 5.6 “Financial glossary”) and organic cash flow (see Section 5.6 “Financial glossary” and Section 1.2.3 “Organic cash flow and net financial debt”) constitute the operating indicators that the Group uses to monitor operational performance and the performance of its divisions and form the basis for the evaluation of the Group’s executive directors and the divisions’s executive managers. The GOM-CAPEX indicator is calculated, to build up a clearer picture of the efforts of the various operational divisions, based on capital expenditures on tangible and intangible current assets excluding telecommunication licenses and excluding investments financed by finance leases.

(millions of euros)					Years ended December 31
	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	2004 historical basis	2006 / 2005 comparable basis (1) (unaudited)	2006 / 2005 historical basis
Revenues	51,702	51,105	48,082	45,285	1.2%	7.5%

GOM (2)	18,539	19,039	17,953	17,516	(2.6)%	3.3%
GOM / Revenues	35.9%	37.3%	37.3%	38.7%

Operating income	6,988	—	10,498	8,770	—	(33.4)%
Operating income / Revenues	13.5%	—	21.8%	19.4%

CAPEX (2)	6,732	6,503	6,033	5,126	3.5%	11.6%
CAPEX / Revenues	13.0%	12.7%	12.5%	11.3%
Telecommunication licenses	283	97	97	7	192.3%	192.3%

GOM - CAPEX (2)	11,807	12,536	11,920	12,390	(5.8)%	(1.0)%

Average number of employees (full-time equivalents) (2)	189,028	195,248	191,775	199,547	(3.2)%	(1.4)%

(1)	See Section 5.1 “Transition from data on an historical basis to data on a comparable basis for 2005”. For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.
(2)	See Section 5.6 “Financial glossary”.

1.2.1.1 Impact of regulatory rate changes

The environment in which the France Telecom group operates, both in France and elsewhere within the European Union, is subject to stringent sector regulations.

The impact of the reductions in call termination rates seen in several countries over 2006, and notably France, Spain, Romania, Switzerland and Poland, was particularly marked in the mobile telephony sector. In 2006, the impact of these cuts on revenues came out at nearly -600 million euros on the Personal Communication Sector, while the GOM was reduced by around -250 million euros. The regulations governing the Group’s operations are described in Section 11 “Regulations” in the Reference Document.

1.2.1.2 Data on an historical basis

•	Revenues

The France Telecom group’s revenues totaled 51,702 million euros in 2006, up 7.5% or 3,620 million euros on an historical basis in relation to 2005. The Group’s revenue growth between 2005 and 2006 was driven primarily by the favorable impact of changes in the scope of consolidation representing a total of 2,908 million euros, primarily reflecting i) the acquisition of the Spanish mobile operator Amena on November 8, 2005 for 2,669 million euros, ii) the full consolidation of Sonatel and its subsidiaries on July 1, 2005 for 125 million euros, and iii) the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006, also for 125 million euros. Similarly, foreign exchange variations had a positive impact of 115 million euros on the Group’s revenues, essentially related to the change in the Polisy zloty, which represented an impact of 148 million euros between the two periods.

Excluding currency fluctuations and changes in the scope of consolidation, the France Telecom group’s revenues were up 1.2% between 2005 and 2006, representing an increase of 597 million euros (see Section 1.2.1.3 “Data on a comparable basis”).

•	Gross operating margin

The France Telecom group’s GOM came to 18,539 million euros in 2006, up 3.3% on an historical basis, or 586 million euros, compared with 2005. Between 2005 and 2006, growth in the Group’s GOM was generated by i) the favorable impact of changes in the scope of consolidation, representing 1,024 million euros and primarily resulting from the acquisition of the Spanish mobile operator Amena on November 8, 2005, an impact of 894 million euros, and ii) the positive impact of currency fluctuations totaling 62 million euros, primarily driven by the change in the Polish zloty.

Excluding currency fluctuations and changes in the scope of consolidation, the France Telecom group’s GOM was down 2.6% between 2005 and 2006, representing a decrease of 500 million euros (see Section 1.2.1.3 “Data on a comparable basis”).

Set against a backdrop of slower growth and a tougher competitive environment, the ratio of GOM to revenues fell from 37.3% in 2005 on an historical basis to 35.9% in 2006, a decrease of -1.4 points, in line with the objective announced for a reduction by -1 to -2 points compared with 2005.

•	Operating income

The France Telecom group’s operating income totaled 6,988 million euros in 2006. Despite the 3.3% increase in the GOM on an historical basis, representing an increase of 586 million euros, the Group’s operating income was down 33.4% between 2005 and 2006, reflecting an impact of -3,510 million euros, primarily because of the following factors:

•

the scale of the impairment of goodwill over 2006, representing -2,800 million euros, compared with -11 million euros in 2005, primarily linked to the -2,350 million euro impairment recorded in the United Kingdom (Personal Communication Services segment), and in Poland (Poland PCS and Poland HCS sub-segments) for -275 million euros (see Section 2.1.2 “From Group gross operating margin to operating income” and Note 7 to the consolidated financial statements);

•

the sharp decrease in income on disposals of assets between the two periods, with 97 million euros in 2006 compared with 1,089 million euros in 2005 (see Notes 4 and 8 to the consolidated financial statements). It should be noted that income from the sale of the 54% stake in PagesJaunes Group in October 2006, representing 2,983 million euros, is recorded under consolidated net income after tax of discontinued operations (see Section 1.1.2 “Business segments”, Section 2.1.3.4 “Consolidated net income after tax of discontinued operations” and Note 4 to the consolidated financial statements);

•

the significant increase in depreciation and amortization between 2005 and 2006, representing a negative impact of -800 million euros on an historical basis, primarily due to the consolidation of the Spanish mobile operator Amena for -682 million euros;

•	and, to a lesser extent, the increase in the restructuring costs, up from -454 million euros in 2005 to -567 million euros in 2006 (see Note 9 to the consolidated financial statements).

These items were partially offset by the favorable impacts linked notably to:

•	the reduction in impairment of non-current assets, which came to -105 million euros in 2006 compared with -568 million euros in 2005 (see Note 7 to the consolidated financial statements);

•

and, to a lesser extent, the reduction in the share-based compensation expense, which totaled -30 million euros in 2006, down from -158 million euros in 2005 (see Note 27 to the consolidated financial statements).

•	Capital expenditures on tangible and intangible assets excluding licenses

France Telecom group’s capital expenditures tangible and intangible assets excluding licenses amounted to 6,732 million euros in 2006, an increase of 11.6% on an historical basis, compared with 2005. This uptrend results primarily from the effect of changes in consolidation scope, that was at 450 million euros between the two periods and essentially includes the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005, for 416 million euros, and includes the effect of foreign exchange fluctuations, that amount to 20 million euros between the two periods.

Excluding currency fluctuations and changes in the scope of consolidation, investments in tangible and intangible assets excluding licenses of the France Telecom group increased by 3.5% between 2005 and 2006, representing an increase of 229 million euros (see Section 1.2.1.3 “Data on a comparable basis”).

•	GOM – CAPEX indicator

The GOM – CAPEx indicator fell 1.0% on an historical basis between 2005 and 2006 to 11,807 million euros in 2006 due to the GOM growth (up 586 million euros) lower than the increase in capital expenditures on tangible and intangible assets excluding licenses (up 699 million euros).

1.2.1.3 Data on a comparable basis

The transition from data on an historical basis to data on a comparable basis for 2005 is described in Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

•	Revenues

On a comparable basis, the France Telecom group’s revenues were up 1.2% (597 million euros) between 2005 and 2006, reflecting the growth achieved on Personal Communication Services, on which revenues are up across all sub-segments. The increase in revenues on mobile telephony activities was particularly strong in the Rest of the world and Poland. On the other hand, the change in the Group’s revenues between 2005 and 2006 was affected i) by the drop in revenues from Home Communication Services, the downturn in traditional telephone services (traditional telephone subscriptions and communications) in France, Poland and Spain, but was partially offset by the strong growth seen on ADSL broadband services, particularly in France; and ii) by the decline in revenues on Enterprise Communication Services, reflecting the impact of the migration of major corporate networks over to more recent technologies (such as IP access on xDSL), and the downturn in revenues from Business network legacy.

•	Gross operating margin

On a comparable basis, the France Telecom group’s GOM was down by 2.6% (-500 million euros) between 2005 and 2006, linked to the lower level of GOM recorded for Home Communication Services and Enterprise Communication Services. The downturn in the GOM for Home Communication Services was primarily driven by the reduction in revenues from traditional telephone services (traditional telephone subscriptions and communications) in France, Poland and Spain. The drop in the GOM for Enterprise Communication Services between 2005 and 2006 primarily results from the decline in revenues from Business network legacy, partially offset by the savings achieved on operating expenses included in the GOM. The downturn in the GOM for these two business segments was, however, partially offset by the increase in the GOM for Personal Communication Services, particularly in the Rest of the world.

On a comparable basis, the ratio of GOM to revenues came out at 35.9% in 2006, compared with 37.3% in 2005, down by 1.4 points, in line with the objective announced for a change of -1 to -2 points in relation to 2005. The reduction in this ratio primarily reflects the major commercial investments made to win and retain customers within a highly competitive context, as well as the increase in operating expenses linked to the accelerated transformation of the Group, and the impact of call termination rate cuts in several countries in 2006.

•	Capital expenditures on tangible and intangible assets excluding licenses

On a comparable basis, France Telecom group’s capital expenditures on tangible and intangible assets excluding licenses increased by 3.5% between 2005 and 2006, representing an increase of 229 million euros. This upturn is explained primarily by the growth in investment expenses, i) of the PCS Rest of the world sub-segment, relating to the extension of the network coverage and to the deployment of GPRS technology in the high-growth international mobile subsidiaries, and ii) of the HCS France sub-segment, primarily due to the success of the Livebox, and to a lesser extent, of the development of the ADSL digital television offer.

•	GOM – CAPEX indicator

On a comparable basis, the GOM – CAPEX indicator was down 5.8% between 2005 and 2006, dropping to 11,807 million euros in 2006 due to the 3.5% increase in capital expenditures on tangible and intangible assets excluding licenses (up 229 million euros) combined with the 2.6% reduction in the GOM (-500 million euros).

1.2.2 Principal data for net income

	Years ended December 31
(millions of euros)	2006	2005 historical basis	2004 historical basis

Operating income	6,988	10,498	8,770

Finance costs, net	(3,251)	(3,367)	(3,645)
Income tax	(2,180)	(1,419)	(2,329)
Consolidated net income after tax of continuing operations	1,557	5,712	2,796

Consolidated net income after tax of discontinued operations	3,211	648	414
Consolidated net income after tax	4,768	6,360	3,210

Net income attributable to equity holders of France Telecom S.A.	4,139	5,709	3,017
Minority interests	629	651	193

The finance costs, net came to -3,251 million euros in 2006, representing an improvement of 116 million euros in relation to 2005 (3,367 million euros), reflecting the improvement in the foreign exchange gain, representing 173 million euros between the two periods, combined with the lower discounting expense, which contributed 40 million euros to the improvement in the finance costs, net, offset to some extent by the rise in interest expense, up -97 million euros between 2005 and 2006 (see Note 10 to the consolidated financial statements).

Income taxes represented an expense of -2,180 million euros in 2006, up from -1,419 million euros in 2005, an increase of -761 million euros between the two periods, essentially due to a 709 million increase deferred tax expenses (see Note 11 to the consolidated financial statements).

Consolidated net income after tax of continuing operations came to 1,557 million euros over 2006, down from 5,712 million euros in 2005. This decrease of 4,155 million euros between the two periods reflects the downturn in operating income and, to a lesser extent, the increase in the income tax expense, which were partially offset by the improvement in the finance costs, net.

Consolidated net income after tax of discontinued operations rose from 648 million euros in 2005 to 3,211 million euros in 2006, up 2,563 million euros between the two periods, primarily representing the recognition in 2006 of the sale of France Telecom’s full 54% stake in PagesJaunes Group for 2,983 million euros (see Section 1.1.2 “Business segments” and Note 4 to the consolidated financial statements).

The France Telecom group’s consolidated net income came to 4,768 million euros in 2006, down from 6,360 million euros in 2005, a decrease of 1,592 million euros. The downturn in the consolidated net income after tax of continuing operations between the two periods explains this decrease, which was partially offset by the increase in the consolidated net income after tax from discontinued operations following the income recorded in 2006 for the sale of PagesJaunes Group.

Minority interests totaled 629 million euros in 2006 compared with 651 million euros in 2005, down by 22 million euros between the two periods (see Note 30 to the consolidated financial statements).

After factoring in minority interests, the net income attributable to equity holders of France Telecom S.A. dropped from 5,709 million euros in 2005 to 4,139 million euros in 2006, down by 1,570 million euros.

On a comparable basis, the net income attributable to equity holders of France Telecom S.A., after neutralizing primary non-recurring items, is 4.2 billion euros in 2006, a stable amount compared with 2005 (4.0 billion euros). The main non-recurring items offset concerned:

•	the gain on disposal of assets of -0.1 billion euros in 2006 and -1.1 billion euros in 2005;

•	the consolidated net income after tax of discontinued operations of -3.2 billion euros in 2006 and -0.6 billion euros in 2005;

•	the impairment of goodwill and non-current assets for 2.8 billion euros in 2006 and 0.5 billion euros in 2005;

•	certain deferred tax expenses and certain non-recurring interest expense of 0.5 billion euros in 2006 and -0.5 billion euros in 2005.

1.2.3 Organic cash flow and net financial debt

	Years ended December 31
(millions of euros)	2006	2005 historical basis	2004 historical basis

Organic cash flow (1)	7,157	7,481	7,688
Net financial debt (1)	42,017	47,846	49,822

(1)	See section 5.6 “Financial glossary”.

•	Organic cash flow

France Telecom group’s organic cash flow totaled 7,157 million euros in 2006, higher than the target of 7 billion euros (6.95 billion euros, adjusted objective including PagesJaunes Group until its sale on October 11, 2006). France Telecom uses organic cash flow as an operational performance indicator to measure the cash flow generated by operating activities, excluding financial investments (see definition in Section 5.6 “Financial glossary”) and excluding proceeds from the sales of investment securities (net of cash transferred).

The -324 million euro reduction in organic cash flow between 2005 (7,481 million euros) and 2006 (7,157 million euros) primarily reflects the increase in the Group’s capital expenditures on tangible and intangible assets in the growth-driving business segments (see Section 4.1.1 “Organic cash flow”).

•	Net financial debt

France Telecom group’s net financial debt (see Section 5.6 “Financial glossary”) totaled 42,017 million euros at December 31, 2006 compared with 47,846 million euros at December 31, 2005 (see Section 4.3.1 “Net financial debt” and Note 19 to the consolidated financial statements).

Compared with December 31, 2005, the reduction in net financial debt came to 5.8 billion euros at December 31, 2006, reflecting i) the 7.2 billion euros of organic cash flow generated in 2006, ii) 2.7 billion euros in income from the disposal of PagesJaunes Group (net of cash transferred), iii) and 0.1 billion euros in other income from the disposal of investment securities (net of cash transferred) and, conversely i) 3.2 billion euros for dividends paid out by France Telecom S.A. and by the subsidiaries to minority shareholders, ii) the acquisitions of investment securities (net of cash acquired) for 0.3 billion euros, iii) the change in the fair value of the price guarantee given to the minority shareholders of FT España for 0.3 billion euros, iv) 0.1 billion euros for the redemption of Perpetual Bonds redeemable for Shares (TDIRA), and v) other elements totaling 0.3 billion euros.

The ratio of net financial debt to equity came to 1.33 at December 31, 2006, compared with 1.68 at December 31, 2005 and 2.82 at December 31, 2004.

The ratio of net financial debt to GOM came to 2.27 at December 31, 2006. With the GOM of PagesJaunes Group, a business sold off in 2006 (see Section 1.1.2 “Business segments”), this ratio comes out at 2.48 on an historical basis at December 31, 2005 (based on GOM restated to include GOM of the Spanish mobile operator Amena over twelve months in 2005) and 2.78 at December 31, 2004.

1.3 OUTLOOK

1.3.1 The “NExT” plan (New Experience in Telecommunications)

•	Description of the “NExT” plan

The France Telecom group’s “NExT” plan (New Experience in Telecommunications) for 2006 – 2008 was introduced in June 2005. This three-year transformation program that will open up a universe of enhanced and simplified services for the Group’s customers, while enabling the Group to pursue its transformation as an integrated operator, becoming the leading operator for new telecommunications services in Europe.

•	Objectives of the “NExT” plan

The “NExT” plan has defined twenty major objectives spread over six different areas: Revenues and finance, Products and services, Suscriber base, Customer relations, Efficiency and performance, and Human resources. The “NExT” plan’s main objectives for 2008 are as follows:

•	to maintain the generation of organic cash flow in 2006 - 2008

•	to generate over 400 million euros in revenues from direct content sales starting in 2007;

•	to generate 5% to 10% of revenues from convergent offers;

•	to implement the mobilization of the Group’s skills within the “ACT” program (Anticipation and Competencies for the Transformation).

In addition, the objective to reduce the level of financial debt is confirmed, with a ratio of net financial debt to GOM of less than 2 by the end of 2008.

•	Achievements for the “NExT” plan

Some of the innovations in 2006 include:

•

an adapted and simplified brand architecture. On June 1, 2006, France Telecom launched the new “Orange”, a single brand for the Internet, television and mobile, a leading brand for opening up digital services. In this way, the Orange, Wanadoo and MaLigne TV brands were combined under the Orange brand in France and the United Kingdom. In October 2006, all the mobile, fixed-line and Internet activities in Spain adopted the same Orange brand. At the same time, Orange Business Services becomes the dedicated Group brand for business customers, representing Equant’s international IP communication and integration services, France Telecom’s business communication services, and the already established leadership of Orange on business mobile services;

•

a new generation of products and services such as “Unik”, reflecting the Group’s transformation into the leading integrated operator. Available in France since October 5, 2006, Unik is a telephone that not only enables traditional mobile communications, but also unlimited calls to fixed-line phones and Orange mobiles when a customer is near a Livebox, either at home or at work. With Unik, Orange is the first operator to offer genuine convergence for its customers.

1.3.2 Trends in 2007

In 2007, France Telecom’s objective is to maintain the generation of organic cash flow in 2007 at 6.8 billion euros (a level adjusted for the sale of PagesJaunes Group at the end of 2006). In a global context of limited growth in the Group’s major markets, this objective is based on maintaining the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues at the 2006 level, and an almost stable ratio of GOM to revenues, by ramping up the current cost-cutting and optimization programs:

•

labour expenses (wages and employee benefit expenses): the target for a net reduction in the workforce by 17,000 employees, including a net reduction of 16,000 in France, has been confirmed, with new measures being implemented in light of the end of the early retirement plan at the end of 2006;

•	network and information system expenses: the Group’s objective is to achieve savings on these expenses, representing 500 million euros to 800 million euros by the end of 2008;

•

commercial expenses: the Group’s objective is to bring these costs under effective control in 2007, primarily through savings generated by the adoption of a single Orange brand, the focus on optimizing distribution networks and an optimized balance between customer acquision and retention costs.

By their very nature, these objectives are subject to numerous risks and uncertainties, which may lead to differences between the objectives announced and actual results. The most significant risks are described in Section 4 “Risk factors” in the Reference Document.

2. PRESENTATION OF YEARS 2006 AND 2005

Following the France Telecom group’s disposal of PagesJaunes on October 11, 2006, PagesJaunes has been presented as a discontinued operation as required by IFRS 5. Consequently, the expenses and net income linked to PagesJaunes Group business are presented separately under consolidated net income of discontinued operations (see Section 2.1.3.4 “Consolidated net ncome after tax of discontinued operations”). The data published for 2004 and 2005 have been restated (see Section 1.1.2 “Business segments” and Note 4 to the consolidated statements).

2.1 ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

2.1.1 From Group revenues to gross operating margin

The operating expenses included in the GOM, referred to hereinafter as as “OPEX” (see Section 5.6 “Financial glossary” and Note 6 to the consolidated financial statements) include i) operating expenses excluding labour expenses (wages and employee benefit expenses), referred to hereinafter as as “OPEX excluding labour expenses (wages and employee benefit expenses), including external purchases and other operating income and expenses, and ii) labour expenses (wages and employee benefit expenses).

	Years ended December 31
(millions of euros	2006	2005 comparable basis (1) (unaudited)	2005 historical	Change (%) comparable basis (1) (unaudited)	Change (%) historical

Revenues	51,702	51,105	48,082	1.2%	7.5%

OPEX (2)	(33,163)	(32,066)	(30,129)	3.4%	10.1%
OPEX excluding labour expenses (wages ands employee benefit expenses) (2)	(24,571)	(23,470)	(21,665)	4.7%	13.4%
External purchases (2)	(22,809)	(21,712)	(19,923)	5.1%	14.5%
Other operating income and expenses	(1,762)	(1,758)	(1,742)	0.3%	1.2%
Labour expenses (wages ands employee benefit expenses) (2)	(8,592)	(8,596)	(8,464)	(0.0)%	1.5%

GOM	18,539	19,039	17,953	(2.6)%	3.3%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.
(2)	See Section 5.6 “Financial glossary” and Note 6 to the consolidated financial statements.

2.1.1.1 Revenues

The data for the business segments and sub-segments presented in the following sections are assumed to be stated, except where otherwise indicated, prior to the elimination of inter-segment and inter-sub-segment transactions (see Note 5 to the consolidated financial statements). In addition, the changes below are calculated on the basis of data in thousands of euros, although displayed in millions of euros.

(millions of euros)	Years ended December 31
Revenues	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change(%) historical basis

Personal Communication Services (PCS)	27,745	26,381	23,535	5.2%	17.9%
PCS France	9,882	9,780	9,773	1.0%	1.1%
PCS United Kingdom	5,874	5,850	5,832	0.4%	0.7%
PCS Spain	3,353	3,222	536	4.1%	ns
PCS Poland	1,934	1,650	1,598	17.2%	21.1%
PCS Rest of World	6,920	6,086	5,991	13.7%	15.5%
Eliminations	(218)	(207)	(195)	5.9%	12.4%

Home Communication Services (HCS)	22,487	22,931	22,534	(1.9)%	(0.2)%
HCS France	17,657	17,835	17,718	(1.0)%	(0.3)%
HCS Poland	3,048	3,246	3,141	(6.1)%	(3.0)%
HCS Rest of World	2,005	2,019	1,837	(0.7)%	9.2%
Eliminations	(223)	(169)	(162)	31.6%	37.8%

Enterprise Communication Services (ECS)	7,652	8,046	7,785	(4.9)%	(1.7)%

Eliminations	(6,182)	(6,253)	(5,772)	(1.1)%	7.1%

Group Total	51,702	51,105	48,082	1.2%	7.5%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

The France Telecom group recorded revenues of 51,702 million euros in 2006, representing an increase of 7.5% on an historical basis and 1.2% on a comparable basis in relation to 2005.

On an historical basis, the 7.5% growth in Group revenues, up 3,620 million euros between 2005 and 2006, reflects:

•

the positive impact of changes in the scope of consolidation, equal to 2,908 million euros between the two periods, which primarily includes i) the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for 2,669 million euros, ii) the impact of the full consolidation of Sonatel and its subsidiaries on July 1, 2005 for 125 million euros, and iii) the impact of the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006, also for 125 million euros;

•	and the positive impact of foreign exchange fluctuations, totaling 115 million euros between the two periods, primarily linked to changes in the Polish zloty for 148 million euros.

On a comparable basis, the France Telecom group’s revenues rose 1.2% between 2005 and 2006, up 597 million euros. This increase reflects the strong growth achieved on mobile telephony activities, supported by dynamic growth in the customer base. Revenues generated by the Personal Communication Services (PCS) segment rose across all sub-segments to 27,745 million euros in 2006, representing an increase of 5.2% in relation to 2005. On the other hand, the change in France Telecom group revenues between 2005 and 2006, on a comparable basis, was partially impacted by the following negative factors:

•

firstly, the -1.9% fall in revenues on the Home Communication Services (HCS) segment, which totaled 22,487 million euros in 2006. The strong growth achieved on ADSL broadband services, particularly in France, has to a great extent offset the downturn in traditional telephone services (traditional telephone subscriptions and communications) in France, Poland and Spain. In addition to the impact of sustained growth in the number of ADSL accesses, further revenue growth has been generated by the rapid development of complementary ADSL multi-service offers (Livebox, Voice over IP and ADSL digital television);

•

and secondly, the 4.9% drop in revenues from the Enterprise Communication Services (ECS) segment, which came to 7,652 million euros in 2006. The change in revenues on this segment continued to be marked by the effect of the migration of major corporate networks over to more recent technologies (such as IP acces on xDSL) and the downturn in revenues from Business network legacy.

On an historical basis, the number of France Telecom group customers through its controlled companies totaled 158.6 million customers at December 31, 2006, representing an increase of 9.6% in relation to December 31, 2005. The number of addiitonal customers between December 31, 2005 and December 31, 2006 was 14.0 million. With 97.6 million customers at December 31, 2006, the number of mobile telephony customers is up 15.8% on December 31, 2005, with an additional 13.3 million customers. The number of customers subscribing for mobile broadband offers (EDGE and UMTS technologies) more than tripled, with 5.8 million customers at December 31, 2006, up from 1.6 million at December 31, 2005. Similarly, the number of consumer ADSL broadband customers is growing rapidly, with 9.7 million at December 31, 2006, up from 7.4 million at December 31, 2005, an increase of 30.5%. The total number of Internet customers (broadband and low-speed) was 12.3 million at December 31, 2006, up 5.2% compared with December 31, 2005 (0.6 million additional customers). The number of traditional fixed-line telephony customers remained stable at 48.7 million at December 31, 2006.

On a comparable basis, the number of France Telecom group customers through controlled companies rose 9.0% between December 31, 2005 and December 31, 2006, while the number of mobile telephony and Internet customers was up 15.1% and 5.3% respectively, and the loss of traditional fixed-line telephony customers was kept down to just -0.7% at December 31, 2006.

2.1.1.2 Operating expenses

2.1.1.2.1 Operating expenses excluding labour expenses (wages and employee benefit expenses)

(millions of euros)	Years ended December 31
	2006	2005 comparable basis (1) (unaudited)	2005 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis

External purchases (2)	(22,809)	(21,712)	(19,923)	5.1%	14.5%
Commercial expenses (2)	(7,780)	(7,258)	(6,442)	7.2%	20.8%
Services fees and inter-operator costs	(8,053)	(8,016)	(7,440)	0.5%	8.2%
Other external purchases (2)	(6,976)	(6,438)	(6,041)	8.3%	15.4%

Other operating income and expenses	(1,762)	(1,758)	(1,742)	0.3%	1.2%

OPEX excluding labour expenses (wages and employee benefit expenses) (2)	(24,571)	(23,470)	(21,665)	4.7%	13.4%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.
(2)	See Section 5.6 “Financial glossary” and Note 6 to the consolidated financial statements.

Operating expenses excluding labour expenses (wages and employee benefit expenses) included in the GOM represented -24,571 million euros in 2006, compared with -21,665 million euros in 2005 on an historical basis and -23,470 million euros on a comparable basis.

On an historical basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 13.4%, representing a -2,906 million euro impact, between the two periods. This increase reflects the impact of changes in the scope of consolidation (-1,763 million euros), primarily resulting from the acquisition of the Spanish mobile operator Amena on November 8, 2005 as well as the effect of foreign exchange fluctuations (-42 million euros).

On a comparable basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 4.7% between 2005 and 2006, an impact of -1,101 million euros, and reflect the 5.1% increase in external purchases (see Section 5.6 “Financial glossary” and Note 6 to the consolidated financial statements), the increase in other operating expenses (net of other operating income) being kept down to just 0.3% between the two periods.

•	External purchases

In 2006, external purchases totaled -22,809 million euros compared with -19,923 million euros in 2005 on an historical basis and -21,712 million euros on a comparable basis.

On an historical basis, the 14.5% increase in external purchases between the two periods, representing -2,886 million euros, was driven primarily by the impact of changes in the scope of consolidation and foreign exchange fluctuations, which totaled -1,789 million euros, primarily reflecting the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005.

On a comparable basis, external purchases rose 5.1% between 2005 and 2006, with this growth primarily driven by:

•

the 7.2% increase in commercial expenses (see Section 5.6 “Financial glossary” and Note 6 to the consolidated financial statements), reflecting the Group’s efforts in a tougher competitive context to retain existing customers and win new ones. This upturn bears primarily on retail fees and commissions and purchases of handsets;

•

and the 8.3% increase in other external purchases (see Section 5.6 “Financial glossary” and Note 6 to the consolidated financial statements), resulting essentially from i) the increase in outsourcing fees relating to technical operation and maintenance, linked in part to rapid growth in ADSL broadband multi-service offers and to the increase in the number of unbundled telephone lines, ii) the increase in call center outsourcing fees, and iii) the increase in IT expenses, primarily for customer service platforms.

•	Other operating income and expenses

In 2006, other operating income and expenses totaled -1,762 million euros, compared with -1,742 million euros on an historical basis and -1,758 million euros on a comparable basis in 2005, up 1.2% on an historical basis and 0.3% on a comparable basis (see Note 6 to the consolidated financial statements).

On both an historical basis and on a comparable basis, this change principally reflects:

•

the recognition in 2005 of non-recurring items in 2006, including i) the -256 million euro fine from the Competition Council for Orange France, and ii) a provision reversal for 199 million euro relating to the Group’s activities in Lebanon (see Notes 3, 6 and 33 to the consolidated financial statements);

•

the recognition in 2006, i) of a provision reversal for 129 million euro relating to post-employments benefits for France Telecom group employees following the transfer of the Group’s social welfare benefits to the Works Council (see Note 6 to the consolidated financial statements), and ii) an income of 74 million euros for a settlement indemnity relating to the Group’s activities in Lebanon;

•

the -269 million euro increase in taxes other than income tax on an historical basis, up -187 million euros on a comparable basis, between the two periods (see Note 6 to the consolidated financial statements).

2.1.1.2.2 Labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the GOM (see Section 5.6 “Financial glossary” and Note 6 to the consolidated financial statements) do not include employee profit-sharing and share-based compensation (see Section 2.1.2 “From Group Gross Operating Margin to operating income”).

•	Number of employees (active employees at end of period)

	Years ended December 31
Number of employees (active employees at end of period) (1)	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
France Telecom S.A.	99,902	107,875	104,661	(7.4)%	(4.5)%
Subsidiaries in France	8,986	9,580	12,354	(6.2)%	(27.3)%
Total France	108,888	117,455	117,015	(7.3)%	(6.9)%

International subsidiaries	82,148	82,942	81,170	(1.0)%	1.2%
Group total	191,036	200,397	198,185	(4.7)%	(3.6)%

(1)	See Section 5.6 “Financial glossary”.

On an historical basis, the number of employees (active employees at end of period) of the Group (see Section 5.6 “Financial glossary”) fell by 7,149 people between December 31, 2005 and December 31, 2006. This reduction reflects a decrease of -8,127 employees in France, partially offset by an increase of 978 employees in international subsidiaries.

On a comparable basis, the number of Group employees (active employees at end of period) fell by 9,361 people between December 31, 2005 and December 31, 2006. This decrease was seen primarily in France, with a reduction of 8,567 employees, and, to a lesser extent, in international subsidiaries, with a decrease of -794 people. In France, this decrease primarily concerns the number of employees with permanents contracts, which fell by 7,886 people, and is essentially due to the impact of departures under the early retirement plan. For employees under fixed-term contracts, 5,402 early retirement departures and -4,685 definitive departures were recorded in France between December 31, 2005 and December 31, 2006. In addition, -540 net transfers to the public sector were recorded in 2006 (see Note 32 to the consolidated statements). On the other hand, 2,439 new employees from outside the Group were hired under permanent contracts in 2006.

•	Average number of employees (full-time equivalents):

	Years ended December 31
Average number of employees (full-time equivalents) (1)	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
France Telecom S.A.	100,601	105,476	102,234	(4.6)%	(1.6)%
Subsidiaries in France	8,867	9,111	12,352	(2.7)%	(28.2)%
Total France	109,468	114,587	114,586	(4.5)%	(4.5)%

International subsidiaries	79,560	80,661	77,189	(1.4)%	3.1%
Group total	189,028	195,248	191,775	(3.2)%	(1.4)%

(1)	See Section 5.6 “Financial glossary”.

On an historical basis, the average number of employees (full-time equivalents) in the Group (see Section 5.6 “Financial glossary”) fell by 2,747 people between 2005 and 2006, down by 1.4%.

Changes in the scope of consolidation represented an increase of 3,473 full-time equivalents employees, primarily as a result of i) the acquisition of the Spanish mobile operator Amena on November 8, 2005 (1,753 full-time equivalents employees), ii) the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 (1,033 full-time equivalents employees) and iii) the full consolidation of Sonatel and its subsidiaries on July 1, 2005 (119 full-time equivalents employees). These increases were partially offset by the sale of France Telecom Câble (FTC) on March 31, 2005 in France (-152 full-time equivalents employees).

On a comparable basis, the average number of employees (full-time equivalents) in the Group dropped by 6,220 people between 2005 and 2006, down by 3.2%. This decrease was primarily concentrated in France with a reduction of 5,119 employees and, to a lesser extent, in international subsidiaries, with a reduction of 1,101 people.

•	Labour expenses (wages and employee benefit expenses)

(millions of euros)	Years ended December 31
Labour expenses (wages and employee benefit expenses) (1)	2006	2005 comparable basis (unaudited)	2005 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
France Telecom S.A.	(5,379)	(5,398)	(5,168)	(0.3)%	4.1%
Subsidiaries in France	(514)	(500)	(729)	2.8%	(29.4)%
Total France	(5,893)	(5,898)	(5,897)	(0.1)%	(0.1)%

International subsidiaries	(2,699)	(2,698)	(2,567)	0.0%	5.1%
Group total	(8,592)	(8,596)	(8,464)	(0.0)%	1.5%

(1)	See Section 5.6 “Financial glossary” and Note 6 to the consolidated financial statements.

On an historical basis, labour expenses (wages and employee benefit expenses) recorded by the Group rose 1.5% between 2005 and 2006, coming in at -8,592 million euros in 2006, reflecting, on the one hand, the negative impact of changes in the scope of consolidation (-121 million euros) generated primarily by the acquisition of the Spanish mobile operator Amena on November 8, 2005 and, on the other hand, the negative impact of foreign exchange fluctuations (-11 million euros). As a percentage of revenues, labour expenses (wages and employee benefit expenses) fell 1 point, down from 17.6% of revenues in 2006 to 16.6% of revenues in 2006.

On an historical basis, the change in personnel expenses (wages and employee benefit expenses) between 2005 and 2006 for France Telecom S.A. (up -211 million euros) and the subsidiaries in France (down 215 million euros) primarily results from the merger of France Telecom S.A. with its subsidiary Transpac (previously consolidated with the French subsidiaries) on January 1, 2006.

On a comparable basis, the Group’s labour expenses (wages and employee benefit expenses) remained stable between 2005 and 2006, reflecting:

•	a -3.2% reduction for the volume effect, linked to the reduction in the Group’s average number of employees;

•	a 0.3% increase for the structural effect, reflecting the difference between the average cost and the actual cost recorded for arrivals and departures from the Group;

•	and a 2.9% increase for the change in the average unit cost.

On a comparable basis, France Telecom S.A.’s labour expenses (wages and employee benefit expenses) remained stable between 2005 and 2006. This decrease primarily reflects the reduction in the number of employees, offset by i) salary hikes due to general measures for civil servants and the basic salaries of employees working under the national collective wage agreement, ii) contributions for the financing of the Works Council following the transfer of the Group’s social welfare benefits to the Works Council, and iii) the increase in variable compensation paid to the sales team.

2.1.1.3 Gross operating margin

On an historical basis, the France Telecom group’s GOM came to 18,539 million euros in 2006, up 3.3% from 2005. Between 2005 and 2006, the growth in the Group’s GOM was generated by the following:

•

the favorable impact of changes in the scope of consolidation, representing 1,024 million euros between the two periods, essentially factoring in i) the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for 894 million euros, ii) the impact of the full consolidation of Sonatel and its subsidiaries on July 1, 2005 for 84 million euros, and iii) the impact of the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 for 58 million euros;

•	and the positive effect of foreign exchange fluctuations, which totaled 62 million euros between the two periods, primarily linked to the change in the Polish zloty for 66 million euros.

On a comparable basis, the France Telecom group’s GOM dropped -2.6% from 19,039 million euros in 2005 to 18,539 million euros in 2006, primarily as a result of:

•

the -5.7% reduction in the GOM on the Home Communication Services segment, linked to lower revenues because of the downturn in traditional telephone services (traditional telephone subscriptions and communications) in France, Poland and Spain;

•

and the -16.1% reduction in the GOM for the Enterprise Communication Services segment, primarily because of the drop in revenues from Business network legacy, partially offset by the savings generated on the operating expenses included in the GOM.

These changes were, however, partially offset by the 2.6% growth achieved, on a comparable basis, in the GOM for the Personal Communication Services (PCS) segment, driven by the 13.2% increase in the GOM for the PCS Rest of the world segment.

In the end, the ratio of GOM to revenues came out at 35.9% for 2006, compared with 37.3% in 2005, on both an historical and comparable basis, down 1.4 points, in line with the objective announced for a change of -1 to -2 points in relation to 2005. The decrease of this ratio principally reflects the substantial commercial investments made to win and retain customers in a highly competitive environment as well as the increase in operating expenses, driven by the Group’s accelerated transformation, and the impact of lower call termination rates in several countries in 2006.

2.1.2 From Group gross operating margin to operating income

(millions of euros)	Years ended December 31
	2006	2005 comparable basis(1) (unaudited)	2005 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
GOM	18,539	—	17,953	—	3.3%

Employee profit-sharing	(346)	—	(349)	—	(1.0)%
Share-based compensation	(30)	—	(158)	—	(81.2)%
Depreciation and amortization	(7,824)	(7,821)	(7,024)	0.0%	11.4%
Impairment of goodwil	(2,800)	—	(11)	—	ns
Impairment of non-current assets	(105)	—	(568)	—	(81.5)%
Gains (losses) on disposals of assets	97	—	1,089	—	(91.1)%
Restructuring costs	(567)	—	(454)	—	25.0%
Share of profit (losses) of associates	24	—	20	—	23.5%

Operating income	6,988	—	10,498	—	(33.4)%

(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

•	Employee profit-sharing

(millions of euros)	Years ended December 31
Employee profit-sharing	2006	2005 historical
France Telecom S.A.	(264)	(249)
Orange France S.A.	(50)	(55)
Other subsidiaries	(32)	(45)

Group total	(346)	(349)

Pursuant to the French law of July 26, 1996 and French labour regulations, France Telecom has been subject to the employee profit-sharing system since January 1, 1997. The profit-sharing agreement, signed with the staff representatives and unions, applies to the French subsidiaries in which France Telecom directly or indirectly has more than a 50% stake.

•	Share-based compensation

(millions of euros)	Years ended December 31
Share-based compensation (1)	2006	2005 historical basis
Stock option plans	(30)	(52)
Share offers reserved for employees (2)	—	(106)

Group total	(30)	(158)

(1)	See Notes 2, 6 and 27 to the consolidated financial statements.
(2)	In 2005, the French State offer reserved for current and former France Telecom group employees following the State’s sale of 6.2% of France Telecom S.A.’s share capital on June 9, 2005.

The expense for share-based compensation includes share offers reserved for employees, the expense for the valuation of stock options, and the expense for the valuation of the France Telecom or subsidiary shares granted to the Group’s employees.

•	Depreciation and amortization

(millions of euros)	Years ended December 31
Depreciation and amortization	2006	2005 comparable basis(1) (unaudited)	2005 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Personal Communication Services (PCS)	(4,183)	(4,166)	(3,436)	0.4%	21.7%
Home Communication Services (HCS)	(3,241)	(3,209)	(3,116)	1.0%	4.0%
Enterprise Communication Services (PCS)	(402)	(451)	(477)	(10.8)%	(15.7)%
Eliminations	2	5	5	ns	ns

Group total	(7,824)	(7,821)	(7,024)	0.0%	11.4%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

On an historical basis, the 11.4% increase in depreciation and amortization between 2005 and 2006, representing an additional expense of -800 million euros, notably factors in:

•

the negative effect of the amortization of customer bases for i) Amena (following the acquisition of this company) since November 8, 2005, ii) Sonatel and its subsidiaries (following the full consolidation of Sonatel) since July 1, 2005, and iii) Jordan Telecommunications Company (JTC) and its subsidiaries (following the full consolidation of JTC) since December 1, 2006, for -413 million euros;

•

the negative impact of changes in the scope of consolidation, coming out at -354 million euros between the two periods and primarily including i) the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for -318 million euros, ii) the impact of the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 for -25 million euros, and iii) the impact of the full consolidation of Sonatel and its subsidiaries on July 1, 2005 for -18 million euros;

•	and the negative impact of foreign exchange fluctuations, totaling -30 million euros between the two periods.

On a comparable basis, depreciation and amortization remained stable between 2005 and 2006, totaling -7,824 million euros in 2006. The increase in depreciation and amortization for international mobile and fixed-line subsidiaries (PCS Rest of the world and HCS Rest of the world sub-segments) and for the PCS Spain segment primarily reflects the increase in capital expenditures on tangible and intangible assets since 2004 in these high-growth subsidiaries. This increase was partially offset by the end of amortization on several of the Group’s customer bases (Orange in the United Kingdom, Equant and TP S.A. in Poland, for example) between 2005 and 2006.

•	Impairment of goodwill

(millions of euros)	Years ended December 31
Impairment of goodwill (1)	2006	2004 historical
PCS in the United Kingdom	(2,350)	—
TP Group (2)	(275)	(11)
PCS in Netherlands	(175)	—

Group total	(2,800)	(11)

(1)	See Note 7 to the consolidated financial statements.
(2)	TP Group is tested relative to the “Poland” cash generating unit (PCS Poland and HCS Poland sub-segments).

The impairment loss recognized on the Personal Communication Services cash generating unit in the United Kingdom (-2,350 million euros) primarily stems from the change in the level at which return on investment is monitored. The allocation of goodwill for the former Orange sub-group significantly increased the net book value of this cash generating unit’s assets. The impairment loss recorded on Personal Communication Services in the Netherlands has the same source. For Poland, the impairment loss is based on the business plan prepared by the company’s management team, and reflects an increase in the discounting rate to 11.3% (compared with 9.5% for fixed-line and 10.5% for mobile in the past) to take into account the uncertainty generated by the local regulatory environment. Long-term growth rates remain unchanged : 0% for fixed-line activities and 3% for mobile activities (see Note 7 to the consolidated financial statements).

•	Impairment of non-current assets

(millions of euros)	Years ended December 31
Impairment of non-current assets (1)	2006	2005 historical
TP Group	(21)	6
FT España / Amena	(14)	(345)
Equant	—	(191)
Other	(70)	(38)

Group total	(105)	(568)

(1)	See Note 7 to the consolidated financial statements.

In line with the “NExT” plan (see Section 1.3.1 “The NExT plan (New Experience in Telecommunications)”), a number of brands acquired during business combinations were abandoned. These brands were subject to a specific impairment or accelerated depreciation and amortization over their residual life. This concerned the Amena brand, with -345 million euros in 2005 and -14 million euros in 2006, and the Equant brand, for -191 million euros in 2005.

•	Gains (losses) on disposal of assets

(millions of euros)	Years ended December 31
Gains (losses) on disposal of assets (1)	2006	2005 historical basis
Disposal of cable network activities (2)	84	18
Exchange of Sonaecom shares (3)	25	113
Sale of 100.0% of France Telecom Mobile Satellite Communications (FTMSC)	10	—
Sale of 36.2% of Tower Participations (company holding TDF)	—	377
Sale of 27.3% of MobilCom	—	265
Delivery of STMicroelectronics securities to redeem bonds with exchange option redeemable for STMicroelectronics shares	—	162
Eutelsat (deferred gain in 2003)	—	74
Sale of 5.4% of Intelsat	—	51
Other stock sales	—	30

Sales of property, plant, equipment and intangible assets	(24)	43

Dilution impact	—	4

Other (4)	2	(48)

Group total	97	1,089

(1)	See Notes 4 and 8 to the consolidated financial statements.
(2)	Sale in January 2006 of all the shares representing the 20% stake held in Ypso Holding. This minority interest was acquired by the France Telecom group at the time it sold its cable network operations to Ypso Holding in March 2005 (see Section 3.1.2 “From Group gross operating margin to net income”).
(3)

Sale in November 2005 of the 20.18% minority interest in Optimus (3rd largest mobile operator in Portugal) and the 43.33% stake in Novis (fixed-line telephony) and Clix (Internet), to their parent company Sonaecom, in exchange for 23.7% of the capital of Sonaecom. At December 31, 2006, this interest dropped to 19.2%.

(4)	This item primarily includes the depreciation on shares and receivables of unconsolidated equity interests.

On October 11, 2006, France Telecom sold its entire 54% interest in PagesJaunes Group to Médiannuaire, a subsidiary of Kohlberg Kraus Roberts & Co Ltd (KKR), for 3,287 million euros (net of disposal costs). In 2006, the gain on disposal related to this transaction, which amounted to 2,983 million euros, is reported under Consolidated net income after tax of discontinued operations (see Section 1.1.2 “Business segments”, Section 2.1.3.4 “Consolidated net income after tax of discontinued operations” and Note 4 to the consolidated financial statements).

•	Restructuring costs

(millions of euros)	Years ended December 31
Restructuring costs (1)	2006	2005 historical basis
Early retirement plans (2)	(280)	(182)
Contributions to Works Council for early retirement plans (2)	(13)	(83)
Restructuring plans (3)	(227)	(137)
Costs for civil service secondment (4)	(47)	(52)

Group Total	(567)	(454)

(1)	See Notes 9 and 28 to the consolidated financial statements.
(2)	See Notes 2, 28 and 32 to the consolidated financial statements.
(3)	Primarily includes the restructuring plans for: i) in 2006, TP S.A. in Poland for -74 million euros, Orange in the United Kingdom for -39 million euros, and ii) in 2005, Equant for -60 million euros.
(4)	See Note 32 to the consolidated financial statements.

•	Share of profits (losses) of associates

(millions of euros)	Years ended December 31
Share of profits (losses) of associates (1)	2006	2005 historical
BlueBirds Participations France	24	44
Other	—	(24)

Group total	24	20

(1)	See Note 15 to the consolidated financial statements.

•	Operating income

The France Telecom group’s operating income came to 6,988 million euros in 2006, compared with 10,498 million euros in 2005, down 33.4%. This -3,510 million euro reduction primarily reflects the scale of the impairment of goodwill in 2006 (-2,800 million euros) compared with 2005 (-11 million euros), the sharp downturn in gains on disposal of assets (-992 million euros), the increase in depreciation and amortization (-800 million euros) and, to a lesser extent, the increase in restructuring costs (-113 million euros), partially offset by the increase in GOM (586 million euros), the reduction in impairment of non-current assets (463 million euros) and the decrease in share-based compensation (128 million euros) between the two periods.

2.1.3 From Group operating income to net income

(millions of euros)	Years ended December 31
	2006	2005 historical basis
Operating income	6,988	10,498

Net interest expense	(3,155)	(3,058)
Foreign exchange gain (loss)	26	(147)
Discounting expense	(122)	(162)
Finance costs, net	(3,251)	(3,367)

Income tax	(2,180)	(1,419)
Consolidated net income after tax of continuing operations	1,557	5,712

Consolidated net income after tax of discontinued operations	3,211	648
Consolidated net income after tax	4,768	6,360

Net income attributable to equity holders of France Telecom S.A.	4,139	5,709
Minority interests	629	651

2.1.3.1 Finance costs, net

Finance costs, net totaled -3,251 million euros in 2006, representing a 116 million euro improvement in relation to the previous year (- 3,367 million euros). This improvement reflects the improvement in foreign exchange income, coming in at 173 million euros between the two periods, and the reduction in the discounting expense, which contributed 40 million euros to the improvement in financial income, partially offset by the increase in interest expense, which rose -97 million euros between 2005 and 2006 (see Section 4.3.1 “Net financial debt” and Note 10 to the consolidated financial statements).

France Telecom’s policy is not to engage in speculative transactions when using financial derivative instruments (see Section 4.3.3 “Exposure to market risks and financial instruments” and Note 24 to the consolidated financial statements).

•	Interest expense

•	Change in interest expense

(millions of euros)	Years ended December 31
Interest expense at December 31, 2005 (historical basis)	(3,058)
Decrease factors:
Decrease in weighted average cost of net financial debt	244
Interest expense tied to restructuring of the contract for sale of the tax loss carryforward for 2001 (an item specific to 2005 and not recurring in 2006) (1)	147
Increase factors:
Increase in change in fair value of the price guarantee given to FT España minority shareholders (-516 million euros in 2006 versus -258 million euros in 2005) (2)	(258)
Adjustment in fair value of a debenture (an item specific to 2006)	(189)
Change in redemption of Perpetual Bonds Redeemable for Shares (TDIRA) (-103 million euros in 2006 compared with -50 million euros in 2005) (3)	(53)
Other items	12

Interest expense at December 31, 2006	(3,155)

(1)	See Notes 10, 17 and 31 to the consolidated financial statements.
(2)	See Notes 4, 10, 19 and 32 to the consolidated financial statements.
(3)	See Notes 10 and 21 to the consolidated financial statements.

•	Indicators for interest expense

(millions of euros)	Years ended December 31
	2006	2005 historical basis	Change historical basis
Interest expense	(3,155)	(3,058)	(97)

Net financial debt at end of period (1)	42,017	47,846	(5,829)
Average outstandings of net financial debt over the period	44,402	44,244	158
Weighted average cost of net financial debt	5.91%	6.46%	—

(1)	See definition in Section 5.6 “Financial Glossary” and Note 19 to the consolidated financial statements.

The weighted average cost of net financial debt is calculated as the ratio of interest expense, less exceptional and non-recurring items, to the average outstandings, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

•	Foreign exchange gains (losses)

(millions of euros)	Years ended December 31
Foreign exchange gains (losses) (1)	2006	2005 historical
France Telecom S.A. (2)	34	(119)
Orange Romania	19	(27)
Equant	(26)	1
Other	(1)	(2)

Group total	26	(147)

(1)	The foreign exchange gains (losses) stems from the revaluation of open borrowing positions in foreign currencies.
(2)	Primarily linked to the depreciation of the US dollar against the euro in 2006. In 2005, the foreign exchange loss primarily reflects i) the US dollar’s appreciation against the euro, ii) the Group’s decision during the year to cover the UK business financially, and iii) the appreciation of the Polish zloty against the euro.

•	Discounting expense

The discounting expense primarily concerns commitments relating to early retirement plans, representing -122 million euros in 2006, compared with -162 million euros in 2005 (see Notes 28 and 32 to the consolidated financial statements).

2.1.3.2 Income tax

Income tax represents an expense of -2,180 million euros in 2006, compared with -1,419 million euros in 2005, reflecting an increase of -761 million euros between the two periods (see Note 11 to the consolidated financial statements).

(millions of euros)	Years ended December 31
Income tax (1)	2006	2005 historical
France tax group	(1,280)	(1,245)
Current taxes	(22)	—
Deferred taxes	(1,258)	(1,245)

United Kingdom tax group	74	33
Current taxes	37	(2)
Deferred taxes	37	35

Spain tax group	(327)	131
Current taxes	(3)	—
Deferred taxes	(324)	131

TP Group (2)	(102)	(94)
Current taxes	(156)	(163)
Deferred taxes	54	69

Other subsidiaries	(545)	(244)
Current taxes	(447)	(374)
Deferred taxes	(98)	130

Group total	(2,180)	(1,419)
Current taxes	(591)	(539)
Deferred taxes	(1,589)	(880)

(1)	See Note 11 to the consolidated financial statements.
(2)	TP Group is not eligible for the tax consolidation regime.

In 2006, the deferred tax charge for the France consolidated tax group primarily comprised i) the use of tax loss carryforwards for -1,465 million euros and ii) the recognition of 416 million euros in deferred tax assets over the period, reflecting a reappreciation of their recoverability. In 2006, the deferred tax charge for the Spain consolidated tax group notably included the impact of the decrease in Spanish corporate income tax rate for -271 million euros.

In 2005, the deferred tax charge for the France consolidated tax group also included the use of tax loss carryforwards and, to a lesser extent, impacts related to the recoverability horizon. In 2005, deferred tax income for the Spain consolidated tax group primarily concerned the tax effect of abandoning the Amena brand, representing -121 million euros.

France Telecom S.A. and its principal direct or indirect subsidiaries have been subject to audit by the French Tax Administration since January 2006 concerning the years 2000 through 2004. To date, the audit has not been completed.

2.1.3.3 Consolidated net income after tax of continuing operations

Consolidated net income after tax of continuing operations totaled 1,557 million euros in 2006, down from 5,712 million euros in 2005, with this -4,155 million euro reduction between the two periods reflecting the decrease in operating income and, to a lesser extent, the increase in the income tax charge, partly offset by the improvement in finance costs, net

2.1.3.4 Consolidated net income after tax of discontinued operations

Consolidated net income after tax of discontinued operations came to 3,211 million euros in 2006, compared with 648 million euros in 2005, representing an increase of 2,563 million euros between the two periods.

In 2005 and in 2006, the consolidated net income after tax of discontinued operations includes the net income generated by PagesJaunes Group as well as the income from the sale of PagesJaunes Group (sale of 8.0% of the capital in 2005 and of 54.0% of the capital in 2006, see Section 1.1.2 “Business segments” and Note 4 to the consolidated statements).

(millions of euros)	Years ended December 31
	2006	2005 historical
Net income generated by PagesJaunes Group	228	262
Gain on disposal of PagesJaunes Group	2,983	386
Gain on disposal of 54.0% of PagesJaunes Groupe	2,983	—
Gain on disposal of 8.0% of PagesJaunes Groupe	—	386

Consolidated net income after tax of discontinued operations	3,211	648

2.1.3.5 Consolidated net income after tax

The France Telecom group’s consolidated net income after tax totaled 4,768 million euros in 2006, down 1,592 million euros compared with the 6,360 million euros recorded in 2005. The reduction in consolidated net income after tax of continuing operations between the two periods accounts for this downturn, which was partially offset by the increase in the consolidated net income after tax of discontinued operations, after income from the disposal of a 54% stake in PagesJaunes Group was recognized in 2006.

Minority interests represented 629 million euros in 2006, compared with 651 million euros in 2005, down 22 million euros between the two periods (see Note 30 to the consolidated financial statements).

After factoring in minority interests, the net income attributable to equity holders of France Telecom S.A. is down from 5,709 million euros in 2005 to 4,139 million euros in 2006, representing a reduction of -1,570 million euros.

On a comparable basis, the net income attributable to equity holders of France Telecom S.A., after neutralizing primary non-recurring items, is 4.2 billion euros in 2006, i.e. a stable amount compared with 2005 (4.0 billion euros). The main non-recurring items neutralized were:

•	the gain on disposal of assets of -0.1 billion euros in 2006 and -1.1 billion euros in 2005;

•	the consolidated net income after tax of discontinued operations of -3.2 billion euros in 2006 and -0.6 billion euros in 2005;

•	the impairment of goodwill and non-current assets for 2.8 billion euros in 2006 and 0.5 billion euros in 2005;

•	certain deferred tax expenses and certain non-recurring interest expense of 0.5 billion euros in 2006 and -0.5 billion euros in 2005.

2.1.4 Group capital expenditures

2.1.4.1 Capital expenditures

(millions of euros)	Years ended December 31
	2006	2005 comparable basis (unaudited)	2005 historical	Change (%) comparable basis (unaudited)	Change (%) historical
CAPEX (1)	6,732	6,503	6,033	3.5%	11.6%
CAPEX / Revenues	13.0%	12.7%	12.5%

Telecommunication licenses (1)	283	97	97	192.3%	192.3%

Financial investments (2)	—	—	7,603	—	ns

(1)	See definition in Section 5.6 “Financial Glossary” and Note 3 to the consolidated financial statements.
(2)	See Section 5.6: “Financial Glossary”.

2.1.4.1.1 Capital expenditures on tangible and intangible assets excluding telecommunication licenses

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses by business segment

(millions of euros)	Years ended December 31
CAPEX	2006	2005 comparable basis(1) (unaudited)	2005 historical	Change (%) comparable basis(1) (unaudited)	Change (%) historical
Personal Communication Services (PCS)	3,581	3,553	3,130	0.8%	14.4%
Home Communication Services (HCS)	2,721	2,592	2,537	5.0%	7.3%
Entreprise Communication Services (ECS)	430	362	370	19.0%	16.0%
Eliminations	—	(4)	(4)	ns	ns

Group total	6,732	6,503	6,033	3.5%	11.6%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses rose by 11.6%, or 699 million euros, between 2005 and 2006, primarily reflecting:

•

the impact of changes in the scope of consolidation, representing 450 million euros between the two periods, mainly including i) the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005 for 416 million euros, ii) the impact of the full consolidation of Sonatel and its subsidiaries on July 1, 2005 for 26 million euros, and iii) the impact of the full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries on July 5, 2006 for 13 million euros;

•	and the positive impact of foreign exchange fluctuations, which came out at 20 million euros between the two periods, primarily due to changes in the Polish zloty.

On a comparable basis, growth in capital expenditures on tangible and intangible investments excluding licenses came out at 3.5% between 2005 and 2006, up 229 million euros, primarily reflecting the increase in capital expenditures for the PCS Rest of the world and HCS France sub-segments.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses by type

(millions of euros)	Years ended December 31
	2006	2005	2005	Change (%)	Change (%)
CAPEX		comparable basis (1) (unaudited)	historical	comparable basis (1) (unaudited)	historical
Mobile networks (excluding licenses)	2,553	2,577	2,206	(0.9)%	15.7%
Fixed-line networks	1,412	1,461	1,438	(3.3)%	(1.8)%
IT and customer service platforms	1,636	1,567	1,497	4.4%	9.3%
Other	1,131	898	892	25.8%	26.7%
of which leased terminals and Livebox	302	216	216	40.0%	40.1%

Group total	6,732	6,503	6,033	3.5%	11.6%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

In 2006, investments in mobile networks (excluding licenses) were down 0.9% on a comparable basis in relation to 2005, chiefly reflecting the decrease, in the main European countries, in capital expenditures on equipment and changes in 2nd generation mobile networks, as well as on the joint 2G / 3G infrastructures. This downturn is due to the fact that investments were particularly high over 2005. This decline is offset to a great extent by the increase in investments on mobile networks (excluding licenses) by rapidly-growing subsidiaries in the Rest of the world, primarily driven by the development of network coverage and the deployment of GPRS technology.

Investments on fixed-line networks are down 3.3% between 2005 and 2006 on a comparable basis. The general slowdown in investments concerns all Home Communication Services (HCS) sub-segments and reflects the Group’s efforts to control in investment expenses over 2006.

Conversely, the 4.4% increase in IT and customer service platform-related investments between 2005 and 2006 notably reflects the rapid development of “Voice over IP” technologies within the fixed-line activities, as well as the development of value-added services on mobile activities.

The increase in other expenditures on tangible and intangible assets excluding licenses between 2005 and 2006 on a comparable basis primarily reflects the increase in investments in the Home Communication Services (HCS) segment, particularly in France, linked essentially to leased terminals and Livebox. This increase reflects the success of the Livebox, and to a lesser extent, the development of ADSL digital television offer.

2.1.4.1.2 Telecommunication licenses

(millions of euros)	Years ended December 31
	2006	2005	2005	Change (%)	Change (%)
Telecommunication licenses		comparable basis (unaudited)	historical	comparable basis (unaudited)	historical
Orange France (1)	281	—	—	—	—
Orange Romania (2)	2	28	28	(92.8)%	(92.8)%
ECMS (3)	—	64	64	—	—
Other	—	5	5	—	—

Group total	283	97	97	192.3%	192.3%

(1)	Updated amount of the fixed portion of the renewal of the Orange France GSM license for 15 years.
(2)	Acquisition of a UMTS license in Romania in 2005.
(3)	Acquisition of additional GSM frequencies in Egypt in 2005.

2.1.4.1.3 Financial investments

Financial investments (see Section 5.6 “Financial Glossary”) are described in Section 4.1.3 “Net cash used in investing activities” (See also Note 4 to the consolidated financial statements).

2.1.4.2 Investment commitments

Investment commitments are described in Note 32 to the consolidated financial statements.

2.1.4.3 Investment projects

On December 15, 2006, France Telecom announced the launch of the pre-deployment phase for its Very High Speed network in France as of 2007. The decision for the wide-scale deployment of Very High Speed services from 2009 onwards is expected to be taken in 2008, in light of regulatory and market conditions.

The review of the FTTH (Fiber To The Home) pilot phase conducted in 2006 enabled the Group to better pinpoint the practical conditions for optimum deployment of optical fiber, putting its technological choices to the test and identifying the needs of its customers. After that, the pre-deployment phase will run from 2007 to 2008. France Telecom is aiming to connect between 150,000 and 200,000 customers up to fiber out of a total base of over one million connectable customers by the end of 2008. Investments over 2007 - 2008 are expected to represent some 270 million euros, in line with the “NExT” plan (see Section 1.3.1 “The NExT plan (New Experience in Telecommunications)”).

The deployment phase of this project is planned to start in 2009. Indeed, the development of a mass Very High Speed market means that the equipment segment as well as operators and service and content providers are going to have to adapt. The Group therefore believes that it will take at least two years for this change to take place, enabling Very High Speed to become a mass consumer market. In a regulatory environment that is well on the way to being clarified, Orange will be able to offer its customers a range of Very High Speed services creating value for the Group.

2.2 ANALYSIS OF OPERATING INCOME AND CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS BY BUSINESS SEGMENT

The business segments are described in Section 1.1.2 “Business segments”.

•	Operating aggregates by business segment at December 31, 2006

(millions of euros)	Year ended December 31, 2006
	PCS	HCS	ECS	Eliminations and unallocated items	Group total
Revenues	27,745	22,487	7,652	(6,182)	51,702
external	26,770	17,701	7,231	—	51,702
inter-segment	975	4,786	421	(6,182)	—

GOM	9,686	7,265	1,590	(2)	18,539

Employee profit-sharing	(71)	(252)	(23)	—	(346)
Share-based compensation	(13)	(14)	(3)	—	(30)
Depreciation and amortization	(4,183)	(3,241)	(402)	2	(7,824)
Impairment of goodwill	(2,525)	(275)	—	—	(2,800)
Impairment of non-current assets	(31)	(72)	(2)	—	(105)
Gains (losses) on disposal of assets	—	—	—	97	97
Restructuring cost	(68)	(474)	(25)	—	(567)
Share of profits (losses) of associates	—	24	—	—	24

Operating income					6,988
allocated by business segment	2,795	2,961	1,135	—	6,891
not allocable	—	—	—	97	97

CAPEX	3,581	2,721	430	—	6,732
Telecommunication licenses	283	—	—	—	283

GOM - CAPEX	6,105	4,544	1,160	(2)	11,807

Average number of employees (full-time equivalents)	37,214	134,447	17,367	—	189,028

•	Operating aggregates by business segment at December 31, 2005 (comparable basis)

	Year ended December 31, 2005 (comparable basis (1) unaudited)
(millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Group total
Revenues	26,381	22,931	8,046	(6,253)	51,105
external	25,390	18,101	7,614	—	51,105
inter-segment	991	4,830	432	(6,253)	—

GOM	9,441	7,706	1,897	(5)	19,039

Employee profit-sharing	—	—	—	—	—
Share-based compensation	—	—	—	—	—
Depreciation and amortization	(4,166)	(3,209)	(451)	5	(7,821)
Impairment of goodwill	—	—	—	—	—
Impairment of non-current assets	—	—	—	—	—
Gains (losses) on disposal of assets	—	—	—	—	—
Restructuring cost	—	—	—	—	—
Share of profits (losses) of associates	—	—	—	—	—

Operating income					—
allocated by business segment	—	—	—	—	—
not allocable	—	—	—	—	—

CAPEX	3,553	2,592	362	(4)	6,503
Telecommunication licenses	97	—	—	—	97

GOM - CAPEX	5,888	5,114	1,535	(1)	12,536

Average number of employees (full-time equivalents)	36,911	141,417	16,920	—	195,248

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”. For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

•	Operating aggregates by business segment at December 31, 2005 (historical basis)

	Year ended December 31, 2005 (historical)
(millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Group total
Revenues	23,535	22,534	7,785	(5,772)	48,082
external	22,576	18,075	7,431	—	48,082
inter-segment	959	4,459	354	(5,772)	—

GOM	8,471	7,538	1,949	(5)	17,953

Employee profit-sharing	(75)	(253)	(21)	—	(349)
Share-based compensation	(45)	(92)	(21)	—	(158)
Depreciation and amortization	(3,436)	(3,116)	(477)	5	(7,024)
Impairment of goodwill	—	(11)	—	—	(11)
Impairment of non-current assets	(363)	(14)	(191)	—	(568)
Gains (losses) on disposal of assets	—	—	—	1,089	1,089
Restructuring cost	(1)	(380)	(73)	—	(454)
Share of profits (losses) of associates	(15)	35	—	—	20

Operating income					10,498
allocated by business segment	4,536	3,707	1,166	—	9,409
not allocable	—	—	—	1,089	1,089

CAPEX	3,130	2,537	370	(4)	6,033
Telecommunication licenses	97	—	—	—	97

GOM - CAPEX	5,341	5,001	1,579	(1)	11,920

Average number of employees (full-time equivalents)	35,080	139,886	16,809	—	191,775

2.2.1 Personal Communication Services (PCS)

(millions of euros)	Years ended December 31
PCS	2006	2005 comparable basis(1) (unaudited)	2005 historical	Change (%) comparable basis(1) (unaudited)	Change (%) historical

Revenues	27,745	26,381	23,535	5.2%	17.9%

GOM	9,686	9,441	8,471	2.6%	14.3%
GOM / Revenues	34.9%	35.8%	36.0%

CAPEX	3,581	3,553	3,130	0.8%	14.4%
CAPEX / Revenues	12.9%	13.5%	13.3%
Telecommunications licenses	283	97	97	192.3%	192.3%

GOM - CAPEX	6,105	5,888	5,341	3.7%	14.3%

Average number of employees (full-time equivalents)	37,214	36,911	35,080	0.8%	6.1%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

The Personal Communication Services (PCS) segment covers mobile telecommunications services activities in France, the United Kingdom, Spain, Poland and the Rest of the world. It consists of five business sub-segments: i) the PCS France sub-segment, including Orange subidiaries in Metropolitan France, Orange Caraïbes and Orange Réunion, ii) the PCS United Kingdom sub-segment, with the Orange subsidiary in the United Kingdom, iii) the PCS Spain sub-segment, with the FT España mobile business, iv) the PCS Poland sub-segment, with the subsidiary PTK Centertel, and v) the PCS Rest of the world sub-segment, covering international subsidiaries outside of France, the United Kingdom, Spain and Poland, i.e., primarily Belgium, Moldavia, the Netherlands, Romania, Slovakia, Switzerland, Egypt, Jordan, Botswana, Cameroon, Ivory Coast, Equatorial Guinea, Mauritius, Madagascar, Mali, Senegal and the Dominican Republic.

2.2.1.1 Personal Communication Services France (PCS France)

•	Financial data and workforce – PCS France

(millions of euros)	Years ended December 31
PCS France	2006	2005 comparable basis (1) (unaudited)	2005 historical	Change (%) comparable basis (1) (unaudited)	Change (%) historical

Revenues	9,882	9,780	9,773	1.0%	1.1%

GOM	3,831	3,635	3,636	5.4%	5.4%
GOM / Revenues	38.8%	37.2%	37.2%

CAPEX	1,011	946	968	6.9%	4.5%
CAPEX / Revenues	10.2%	9.7%	9.9%
Telecommunication licenses	281	—	—	—	—

GOM - CAPEX	2,820	2,689	2,669	4.9%	5.7%

Average number of employees (full-time equivalents)	7,006	7,100	7,308	(1.3)%	(4.1)%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

•	Operating indicators – PCS France

	Years ended December 31
PCS France	2006	2005 comparable basis (unaudited)	2005 historical	Change (%) comparable basis (unaudited)	Change (%) historical

Total number of customers (1)	23,268	22,447	22,430	3.7%	3.7%
Number of contract customers (1)	14,714	13,856	13,855	6.2%	6.2%
Number of prepaid customers (1)	8,554	8,591	8,575	(0.4)%	(0.2)%

ARPU (2) (in euros)	410	424	424	(3.3)%	(3.3)%
AUPU (2) (in minutes)	189	175	175	8.0%	8.0%

(1)	In thousands. At end of period.
(2)	See Section 5.6 “Financial Glossary”.

•	Revenues - PCS France

On an historical basis, PCS France sub-segment revenues were up 1.1% in 2006 in relation to 2005.

On a comparable basis, the 1.0% growth recorded in revenues between 2005 and 2006 is linked to the 1.9% increase in network revenues (see Section 5.6 “Financial Glossary”). Excluding the impact of the reduction in call termination rates, revenues were up 5.4%, with this growth driven primarily by the significant jump in the number of customers, which rose 3.7% to nearly 23.3 million at the end of December 2006, and the increase in the proportion of contract customers in the total customer base, coming in at 63.2% at December 31, 2006, up from 61.7% one year earlier on a comparable basis. The improvement in revenues recorded with mobile virtual network operators (MVNOs) has also significantly contributed to network revenue growth.

The average use per customer (AUPU) (see Section 5.6 “Financial Glossary”) was up 8% at December 31, 2006, while revenues from “non-voice” services (see Section 5.6 “Financial Glossary”) jumped 11%. The portion of revenues from “non-voice” services to network reveenues (excluding revenues generated with MVNOs) came to 15.3% in 2006 compared with 14.0% in 2005.

The average revenue per customer (ARPU) (see Section 5.6 “Financial Glossary”) was down 3.3% at December 31, 2006, primarily due to the unfavorable impact of the decrease in “voice” and text messaging (SMS) call termination rates.

The rate of mobile telephone penetration in France went from 76.1% at 31 December, 2005 to 81.8% at 31 December, 2006 (source: Autorité de Régulation des Postes et Communications Electroniques, ARCEP). Orange’s market share in France (excluding MVNOs) went from 46.7% at 31 December, 2005 to 45.0% at 31 December, 2006.

•	Gross operating margin - PCS France

On an historical basis, the operating expenses included in the GOM came to -6,050 million in 2006, compared with –6,136 million euros in 2005, down 1.4%. Restated for the -256 million euro fine paid to the Competition Council in 2005 (see Notes 3, 6 and 33 to the consolidated financial statements), the operating expenses included in the GOM were up 2.9%.

On a comparable basis, and excluding the impact of the -256 million euro fine, the operating expenses included in the GOM were up 2.7% from -5,889 million euros in 2005 to -6,050 million euros in 2006. This limited increase reflects the effective control over management costs on the one hand, and the favorable impact of call termination rate cuts on domestic terminations on the other hand, offsetting the increase in commercial expenses within a highly competitive environment, as well as the rising costs related to the development of the broadband network.

Excluding the impact of the Competition Council fine, the ratio of GOM (excluding commercial expenses) to revenues was up by 0.2 points on an historical and comparable basis, coming in at 58.5% in 2006.

Commercial expenses for the PCS France sub-segment rose by 7.7% in 2006 compared with 2005 on an historical and comparable basis.As a percentage of revenues, commercial expenses rose from 18.5% in 2005 on a comparable basis (also 18.5% on an historical basis) to 19.7% in 2006. This increase reflects the efforts made to promote and develop wireless broadband offers in a fiercely competitive context, efforts that paid off with the number of wireless broadband customers rising dramatically to nearly 3.6 million customers by the end of December 2006, while the total number of customers for all offers combined was up 3.7% in 2006 (including a 6.2% increase in the number of contract customers).

The PCS France sub-segment’s GOM rose by 5.4% on an historical basis (also up 5.4% on a comparable basis), climbing from 3,636 million euros in 2005 (3,635 million on a comparable basis) to 3,831 million euros in 2006, representing a ratio of GOM to revenues of 38.8% in 2006, compared with 37.2% in 2005 (37.2% on a comparable basis). Excluding the impact of the Competition Council fine, the ratio of GOM to revenues was down 1.0 point compared with 2005, on both an historical and a comparable basis.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses - PCS France

On an historical basis, the PCS France sub-segment’s capital expenditures on tangible and intangible assets excluding telecommunication licenses were up 4.5% to 1,011 million euros in 2006, compared with 968 million euros in 2005.

On a comparable basis, the 6.9% increase in capital expenditures (1,011 million euros in 2006, up from 946 million in 2005) was primarily due to the deployment of the HSDPA (High Speed Downlink Packet Access) network in nine French cities, the investments made to cover unconnected areas and the development of core network capacities.

•	Telecommunication licenses - PCS France

GSM and UMTS licenses totaled 281 million euros in 2006, representing the updated amount of the fixed portion, as of March 2006, of the renewal of the Orange France GSM license for the next fifteen years.

2.2.1.2 Personal Communication Services United Kingdom (PCS United Kingdom)

•	Financial data and workforce – PCS United Kingdom

(millions of euros)	Years ended December 31
PCS United Kingdom	2006	2005 comparable basis (1) (unaudited)	2005 historical	Change (%) comparable basis (1) (unaudited)	Change (%) historical

Revenues	5,874	5,850	5,832	0.4%	0.7%

GOM	1,374	1,657	1,651	(17.1)%	(16.8)%
GOM / Revenues	23.4%	28.3%	28.3%

CAPEX	481	584	582	(17.5)%	(17.3)%
CAPEX / Revenues	8.2%	10.0%	10.0%
Telecommunication licenses	—	—	—	—	—

GOM - CAPEX	893	1,073	1,069	(16.8)%	(16.5)%

Average number of employees (full-time equivalents)	11,583	12,090	12,090	(4.2)%	(4.2)%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

•	Operating indicators – PCS United Kingdom

	Years ended December 31
PCS United Kingdom	2006	2005 comparable basis (unaudited)	2005 historical	Change (%) comparable basis (unaudited)	Change (%) historical

Total number of customers (1)	15,333	14,858	14,858	3.2%	3.2%
Number of contract customers (1)	4,968	4,978	4,978	(0.2)%	(0.2)%
Number of prepaid customers (1)	10,365	9,880	9,880	4.9%	4.9%

ARPU (2) (in pounds sterling)	257	263	263	(2.3)%	(2.3)%
AUPU (2) (in minutes)	147	144	144	2.1%	2.1%

(1)	In thousands. At end of period.
(2)	See Section 5.6 “Financial Glossary”.

•	Revenues - PCS United Kingdom

On an historical basis, revenues for the PCS UK sub-segment came to 5,874 million euros in 2006, up 0.7% on 2005. This change notably factors in 18 million euros for the positive impact of the change in the average pound sterling exchange rate between 2005 and 2006.

On a comparable basis, the PCS UK sub-segment recorded revenue growth of 0.4% between the two periods. Revenues excluding equipment revenues (see Section 5.6 “Financial Glossary”) were up 1.4%, accounting for:

•

the 3.2% increase in the total number of customers between December 31, 2005 and December 31, 2006 (representing more than 0.47 million additional customers between the two periods), with 15.33 million customers at December 31, 2006, versus 14.86 million one year earlier. This growth was driven by the 4.9% increase in the number of prepaid customers (0.485 million additional customers over one year);

•

the 5.8% increase in revenues from “non-voice” services, linked to greater use of multimedia messaging (MMS) and data services. In 2006, “non-voice” services accounted for 20.2% of network revenues, compared with 19.4% in 2005;

•	and “voice” traffic growth, with the AUPU up 2.1% in 2006 compared with 2005.

These positive effects were partially offset by a more competitive environment, reflected in the 2.3% drop in the ARPU between 2005 and 2006.

The rate of mobile telephone penetration in United Kingdom went 110.6% at 31 December, 2005, to 113.4% at 30 September, 2006 (source: Mobile Communications Europe). Orange’s market share in the United Kingdom remained stable at 22.2% at 30 September, 2006 (source: Mobile Communications Europe) against 22.1% at 31 December, 2005.

•	Gross operating margin – PCS United Kingdom

On a comparable basis, operating expenses included in the GOM for the PCS UK sub-segment came to -4,500 million euros in 2006, compared with -4,192 million euros the previous year (-4,180 million euros on an historical basis), representing an increase of 7.3% between the two periods (7.6% on an historical basis). This increase reflects the higher level of i) service fees and inter-operator costs, linked to enriched packaged offers, generating an increase in inter-operator traffic and growth in the use of text messaging (SMS), and ii) to a lesser extent, the increase in commercial expenses, in light of the highly competitive environment.

On a comparable basis, the PCS UK sub-segment’s GOM fell by 17.1% between 2005 and 2006, dropping to 1,374 million euros in 2006, compared with 1,657 million euros in 2005 (1,651 million euros on an historical basis). Excluding commercial expenses, the GOM was down 7.0% between 2005 and 2006 on a comparable basis (-6.7% on an historical basis). In this way, the ratio of GOM to revenues was 23.4% in 2006, compared with 28.3% in 2005 on both an historical and a comparable basis.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS United Kingdom

Between 2005 and 2006, capital expenditures on tangible and intangible assets excluding licenses fell by 17.3% on an historical basis and 17.5% on a comparable basis, to total 481 million euros in 2006, with the majority of investments relating to the 3rd generation network deployment program carried out between 2003 and 2005.

2.2.1.3 Personal Communication Services Spain (PCS Spain)

Following the acquisition of the Spanish mobile operator Amena on November 8, 2005, the PCS Spain sub-segment represents FT España’s mobile business. In line with the commitments made when Amena was acquired, FT España, France Telecom Operadores de Telecomunicaciones S.A. (FTOT, formerly Auna) and Amena merged on July 31, 2006 under the name FT España.

Historical data for year 2005 presented in the following tables include only the last two months of 2005, Amena having been consolidated since November 8, 2005.

•	Financial data and workforce – PCS Spain

(millions of euros)	Years ended December 31
PCS Spain	2006	2005 comparable basis (1) (unaudited)	2005 historical	Change (%) comparable basis (1) (unaudited)	Change (%) historical

Revenues	3,353	3,222	536	4.1%	ns

GOM	932	1,002	109	(7.0)%	ns
GOM / Revenues	27.8%	31.1%	20.2%

CAPEX	554	549	133	0.9%	ns
CAPEX / Revenues	16.5%	17.0%	24.8%
Telecommunication licenses	—	—	—	—	—

GOM - CAPEX	378	454	(24)	(16.6)%	ns

Average number of employees (full-time equivalents)	2,080	2,121	368	(1.9)%	ns

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

•	Operating indicators – PCS Spain

	Years ended December 31
PCS Spain	2006	2005 comparable basis (unaudited)	2005 historical	Change (%) comparable basis (unaudited)	Change (%) historical

Total number of customers (1)	11,114	10,301	10,301	7.9%	7.9%
Number of contract customers (1)	5,420	4,997	4,997	8.5%	8.5%
Number of prepaid customers (1)	5,695	5,304	5,304	7.4%	7.4%

ARPU (2) (in euros)	301	314	301	(4.1)%	—
AUPU (2) (in minutes)	128	120	120	6.7%	6.7%

(1)	In thousands.At end of period.
(2)	See Section 5.6 “Financial Glossary”.

•	Revenues - PCS Spain

On a comparable basis, the 4.1% revenue growth for the PCS Spain sub-segment between 2005 and 2006 primarily results from the 7.9% increase in the total number of customers, up to over 11.1 million at December 31, 2006. This increase was due both to contract customers, up 8.5%, and prepaid customers, with an increase of 7.4% between 31 December, 2005 and 31 December, 2006.

The lower level of revenue growth compared with the increase in the customer base over 2006 is primarily due to the negative impact of the reduction in call termination rates for the mobile network and the downturn in ARPU on a comparable basis. Excluding the impact of the reduction in call termination rates, revenues rose 7.1% in 2006 compared with 2005.

The average use per customer (AUPU) was up 6.7% in 2006, driven by the reduction in the average price for outgoing calls.

The rate of mobile telephone penetration in Spain rose from 96.8% at 31 December, 2005 to 102.9% at 30 September, 2006 (source: Comisión del Mercado de las Telecomunicaciones, CMT). Orange’s market share in Spain remained stable at 23.9% at 31 December, 2006 (23.9% at 31 December, 2005).

•	Gross operating margin – PCS Spain

On a comparable basis, operating expenses included in the GOM increased by 9.1% between 2005 and 2006, primarily reflecting the increase in service fees and inter-operator costs, generated by traffic growth and the increase in commercial expenses. Commercial expenses rose by 6.2% between the two periods to reach -1,023 million euros in 2006, due primarily to i) the increase in the number of new customers over the period (more than 0.8 million new customers) and ii) the increase in advertising expenses, linked mainly to the rebranding, with the adoption of the Orange brand in 2006. The operating expenses included in the GOM also include the launch of a new customer loyalty program.

The GOM for the PCS Spain sub-segment was down 7.0% on a comparable basis to 932 million euros in 2006, compared with 1,002 million euros in 2005. This change was caused notably by (i) the negative impact linked to the decrease in call termination rates on wireless networks, and (ii) the increase in operating expenses included in the GOM, notably because of the rise in service fees and inter-operator costs and commercial expenses. The GOM excluding commercial expenses has on the whole remained unchanged, posting a slight reduction of 0.5% between 2005 and 2006.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses– PCS Spain

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses rose by 0.9%, up to 554 million euros in 2006. This change reflects mainly the increase in investments related to the deployment of the 2nd and 3rd generation networks, the customer services platforms and the adoption of the Orange brand, offset in part by the reduction in IT-related investments.

2.2.1.4 Personal Communication Services Poland (PCS Poland)

•	Financial data and workforce – PCS Poland

(millions of euros)	Years ended December 31
PCS Poland	2006	2005 comparable basis (1) (unaudited)	2005 historical	Change (%) comparable basis (1) (unaudited)	Change (%) historical
Revenues	1,934	1,650	1,598	17.2%	21.1%

GOM	691	624	604	10.8%	14.4%
GOM / Revenues	35.7%	37.8%	37.8%

CAPEX	281	319	309	(12.0)%	(9.2)%
CAPEX / Revenues	14.5%	19.4%	19.4%
Telecommunication licenses	—	—	—	—	—

GOM - CAPEX	410	305	295	34.7%	39.0%

Average number of employees (full-time equivalents)	3,161	3,121	3,121	1.3%	1.3%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

•	Operating indicators – PCS Poland

	Years ended December 31
PCS Poland	2006	2005 comparable basis (unaudited)	2005 historical	Change (%) comparable basis (unaudited)	Change (%) historical
Total number of customers (1)	12,521	9,919	9,919	26.2%	26.2%
Number of contract customers (1)	4,803	4,035	4,035	19.0%	19.0%
Number of prepaid customers (1)	7,719	5,884	5,884	31.2%	31.2%

ARPU (2) (in Polish zlotys)	657	721	721	(8.9)%	(8.9)%
AUPU (2) (in minutes)	95	81	81	17.3%	17.3%

(1)	In thousands. At end of period.
(2)	See Section 5.6 “Financial Glossary”.

•	Revenues – PCS Poland

On an historical basis, the PCS Poland sub-segment’s revenues are up 21.1% between 2005 and 2006 to reach 1,934 million euros in 2006. This growth notably reflects the favorable impact of changes in the average exchange rate for the Polish zloty between 2005 and 2006 for 52 million euros.

On a comparable basis, the sustained rate of revenue growth (17.2%) was generated by the sharp increase in the number of PTK Centertel customers, up 26.2% in relation to 2005, and by the 17.3% increase in the AUPU, driven by the new abundance offers. Conversely, the -8.9% reduction in ARPU between 2005 and 2006 primarily reflects the reduction in the rate for outgoing call prices, linked to the new abundance offers and the decline in call termination rates.

Furthermore, PTK Centertel, benefiting from the rebranding to Orange in September 2005, has strengthened its competitive position, with over 12.5 million customers in total in 2006, representing 2.6 million additional customers over the year.

The growth in the Polish mobile market (36.7 million mobile customers at December 31, 2006, up from 29.2 million one year earlier, source: Polish Central Statistical Office) has primarily been driven by the increase in the number of prepaid offers. The rate of mobile telephone penetration in Poland rose from 76.6% at December 31, 2005 to 96.5% at December 31, 2006 (source: Polish Central Statistical Office). PTK Centertel’s market share was 34.1% at December 31, 2006 (estimate), up 0.1 points over one year.

•	Gross operating margin – PCS Poland

The PCS Poland sub-segment’s GOM rose from 604 million euros in 2005 on an historical basis (624 million euros on a comparable basis) to 691 million euros in 2006, representing an increase of 14.4% on an historical basis (up 10.8% on a comparable basis).

On a comparable basis, the increase in GOM primarily reflects the 17.2% increase recorded in revenues, partly offset by the 25.9% increase in service fees and inter-operator costs and the 12.7% increase in commercial expenses (linked primarily to the increase in the purchases of handsets and other products sold), reflecting the sustained rate of growth in the number of customers as well as the increase in traffic

Thus, the ratio of GOM to revenues was 35.7% in 2006, compared with 37.8% in 2005 on both an historical and a comparable basis.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS Poland

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses were down 9.2% compared with 2005, to total 281 million euros in 2006.

On a comparable basis, the reduction in capital expenditures came out at -12.0%, reflecting mainly the slower deployment of the 3rd generation network (EDGE technology) over 2006 (most of the investments were carried out in 2005), partly offset by capital expenditures relating to the deployment of the HSDPA (High Speed Downlink Packet Access) network in 2006.

2.2.1.5 Personal Communication Services Rest of the world (PCS Rest of the world)

•	Financial data and workforce – PCS Rest of the world

(millions of euros)	Years ended December 31
PCS Rest of world	2006	2005 comparable basis (1) (unaudited)	2005 historical	Change (%) comparable basis (1) (unaudited)	Change (%) historical
Revenues	6,920	6,086	5,991	13.7%	15.5%

GOM	2,857	2,523	2,471	13.2%	15.7%
GOM / Revenues	41.3%	41.5%	41.2%

CAPEX	1,254	1,156	1,138	8.5%	10.2%
CAPEX / Revenues	18.1%	19.0%	19.0%
Telecommunications licenses	2	97	97	(97.7)%	(97.7)%

GOM - CAPEX	1,603	1,367	1,333	17.2%	20.3%

Average number of employees (full-time equivalents)	13,384	12,479	12,193	7.3%	9.8%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

•	Operating indicators – PCS Rest of the world

	Years ended 31 December
PCS Rest of the world	2006	2005 comparable basis (1) (unaudited)	2005 historical	Change (%) comparable basis (1) (unaudited)	Change (%) historical
Belgium
Revenues (1)	1,549	1,453	1,453	6.6%	6.6%
Total number of customers (2)	3,139	2,913	2,913	7.8%	7.8%
ARPU (3) (in euros)	464	—	456	—	1.8%

Roumanie
Revenues (1)	1,082	862	870	25.6%	24.4%
Total number of customers (2)	8,043	6,823	6,823	17.9%	17.9%
ARPU (3) (in euros)	138	—	144	—	(4.2)%

Suisse
Revenues (1)	867	863	876	0.6%	(1.0)%
Total number of customers (2)	1,395	1,249	1,249	11.7%	11.7%
ARPU (3) (in euros)	606	—	696	—	(12.9)%

Slovaquie
Revenues (1)	643	576	556	11.6%	15.8%
Total number of customers (2)	2,691	2,519	2,519	6.8%	6.8%
ARPU (3) (in euros)	234	—	218	—	7.3%

Egypte
Revenues (1)	630	538	539	17.0%	16.9%
Total number of customers (at 71.25%) (2)	6,603	4,771	4,771	38.4%	38.4%
ARPU (3) (in euros)	112	—	137	—	(18.2)%

Pays-Bas
Revenues (1)	621	635	635	(2.3)%	(2.3)%
Total number of customers (2)	2,047	1,914	1,914	7.0%	7.0%
ARPU (3) (in euros)	247	—	295	—	(16.3)%

Other subsidiaries (4)
Total number of customers (2)	11,479	7,109	6,618	61.5%	73.5%

Total
Total number of customers (2)	35,397	27,298	26,807	29.7%	32.0%

(1)	In millions of euros.
(2)	In thousands. At end of period.
(3)	See Section 5.6 “Financial Glossary”.
(4)	Other subsidiaries notably include subsidiaries in Botswana, Cameroon, the Dominican Republic, Ivory Coast, Equatorial Guinea, Mauritius, Jordan, Madagascar, Mali, Moldavia and Senegal.

•	Revenues – PCS Rest of the world

On an historical basis, the 15.5% revenue growth recorded on the PCS Rest of the world sub-segment between 2005 and 2006 notably includes:

•

the favorable impact of changes in the scope of consolidation relative to the full consolidation of i) Sonatel Mobiles and Ikatel on July 1, 2005, effective January 1, 2005 in data on a comparable basis, and ii) Mobilecom in Jordan on July 5, 2006, effective July 1, 2005 in data on a comparable basis;

•	partly offset by the negative impact of foreign exchange fluctuations, mainly linked to the Swiss franc and US dollar.

On a comparable basis, the 13.7% increase in revenues between 2005 and 2006 was primarily due to the overall increase in the number of customers, combined with strong business growth, particularly in Romania, Senegal, Mali, the Dominican Republic, Belgium (success of the new offers launched early in 2006) and Egypt. This change was partially offset by the reduction in call termination rates, which impacted revenue growth and the ARPU, notably in the Netherlands and Switzerland, and the lower international roaming rates applied in Europe.

•	Gross operating margin – PCS Rest of the world

On an historical basis, operating expenses included in the GOM for the PCS Rest of the world sub-segment increased by 15.4% in 2006 compared with 2005.

On a comparable basis, operating expenses included in the GOM increased by 14.0% between 2005 and 2006, driven by the increase in operating expenses excluding labour expenses (wages and employee benefit expenses), resulting mainly from the following:

•

the 16.6% increase in commercial expenses, due to i) the strong growth in the customer base ii) the sharp increase in the number of wireless broadband customers generated by the launch of 3rd generation services in 2006 in Slovakia and Romania (UMTS technology) as well as the Dominican Republic and Moldavia (EDGE technology) and iii) the rebranding of the Senegal, Mali and Equatorial Guinea subsidiaries to the Orange brand in November 2006;

•	and the 14.4% rise in service fees and inter-operator costs as a result of wireless traffic growth;

On an historical basis, the GOM rose by 15.7% between 2005 and 2006 to reach 2,857 million euros, compared with 2,471 million euros in 2005. On a comparable basis, it is up 13.2%, primarily reflecting growth in revenues and the increase in the number of customers, particularly in Egypt, Romania, the Dominican Republic and Belgium. Thus, the ratio of GOM to revenues has remained stable on the whole, coming out at 41.3% over 2006, compared with 41.2% in 2005 on an historical basis and 41.5% on a comparable basis.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS – Rest of the world

Capital expenditures on tangible and intangible assets excluding licenses totaled 1,254 million euros in 2006, compared with 1,138 million euros in 2005, representing an increase of 10.2% between the two periods on an historical basis (8.5% increase on a comparable basis). This increase was primarily driven by the increase in capital expenditures aimed at, on the one hand, expanding network coverage and deploying the GPRS technology in high-growth countries, and, on the other hand, to a lesser extent, the 3rd generation networks, mainly in Slovakia and Romania.

2.2.2 Home Communication Services (HCS)

(millions of euros)	Years ended December 31
HCS	2006	2005 comparable basis (1) (unaudited)	2005 historical	Change(%) comparable basis (1) (unaudited)	Change (%) historical
Revenues	22,487	22,931	22,534	(1.9)%	(0.2)%

GOM	7,265	7,706	7,538	(5.7)%	(3.6)%
GOM / Revenues	32.3%	33.6%	33.5%

CAPEX	2,721	2,592	2,537	5.0%	7.3%
CAPEX / Revenues	12.1%	11.3%	11.3%

GOM - CAPEX	4,544	5,114	5,001	(11.1)%	(9.1)%

Average number of employees (full-time equivalents)	134,447	141,417	139,886	(4.9)%	(3.9)%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

The Home Communication Services (HCS) segment covers the fixed telecommunications services activities (fixed-line telephony, Internet services and services to operators) in France, Poland and in the Rest of the world, as well as the distribution activities and support functions provided to other business segments within the France Telecom group. It consists of three business sub-segments: i) the HCS France sub-segment, ii) the HCS Poland sub-segment, which includes TP S.A. and its subsidiaries (not including mobile subsidiaries), and iii) the HCS Rest of the world sub-segment, including for fixed-line activities and the Internet international subsidiaries outside France and Poland, i.e essentially Spain, the Netherlands, the United Kindom as well as Ivory Coast, Mauritius, Jordan and Senegal.

2.2.2.1 Home Communication Services France (HCS France)

(in millions of euros)	Years ended December 31
HCS France	2006	2005 comparable basis (1) (unaudited)	2005 historical	Change(%) comparable basis (1) (unaudited)	Change (%) historical
Revenues	17,657	17,835	17,718	(1.0)%	(0.3)%

GOM	5,650	5,970	5,920	(5.4)%	(4.6)%
GOM / Revenues	32.0%	33.5%	33.4%

CAPEX	1,928	1,829	1,805	5.4%	6.8%
CAPEX / Revenues	10.9%	10.3%	10.2%

GOM - CAPEX	3,722	4,140	4,114	(10.1)%	(9.5)%

Average number of employees (full-time equivalents)	96,560	101,637	101,593	(5.0)%	(5.0)%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

On an historical basis, HCS France sub-segment revenues were down 0.3% in 2006 compared with 2005, notably reflecting the impact of the transfer of call center outsourcing contracts from the Personal Communications Service (PCS) sub-segment to the Home Communication Services (HCS) sub-segment, as well as the impact of other internal reorganizations among business segments with no effect at Group level.

2.2.2.1.1 Revenues - HCS France

(millions of euros)	Years ended December 31
HCS France	2006	2005 comparable basis (unaudited)	2005 historical	Change (%) comparable basis (unaudited)	Change (%) historical
Consumer Services	9,552	9,631	9,677	(0.8)%	(1.3)%
Carrier Services	5,776	5,812	5,504	(0.6)%	4.9%
Other HCS in France	2,329	2,392	2,537	(2.6)%	(8.2)%

HCS France revenues	17,657	17,835	17,718	(1.0)%	(0.3)%

2.2.2.1.1.1 Revenues - Consumer Services - HCS France

•	Breakdown of revenues

(millions of euros)	Years ended December 31
HCS France Consumer Services	2006	2005 comparable basis (unaudited)	2005 historical	Change (%) comparable basis (unaudited)	Change (%) historical
Subscription fees	4,186	4,173	4,173	0.3%	0.3%
Calling services	2,676	3,106	3,106	(13.9)%	(13.9)%
On-line and Internet access services	1,962	1,534	1,534	27.9%	28.0%
Sub-total Consumer fixed-line services	8,824	8,813	8,813	0.1%	0.1%

Other Consumer services	728	817	864	(11.0)%	(15.8)%
Consumer Services revenues	9,552	9,631	9,677	(0.8)%	(1.3)%

•	Operating indicators

	Years ended December 31
HCS France Consumer Services	2006	2005 comparable basis (unaudited)	2005 historical	Change (%) comparable basis (unaudited)	Change (%) historical
Number of Consumer telephone lines (1) (in millions)	25.5	—	26.9	—	(5.4)%

“Voice” telephone traffic of Consumer customers (2) (in billions of minutes)	40.4	—	47.1	—	(14.1)%

Number of Consumer customers for ADSL broadband uses (3)	5,920	—	4,457	—	32.8%

Number of suscribers to multi-service offers :
Number of leased Livebox (3)	3,437	—	1,559	—	120.5%
Number of suscribers to “Voice over IP” (3)	2,081	—	830	—	150.7%
Number of suscribers to ADSL TV offers (3)	577	—	200	—	188.5%

(1)	End of period. This figure includes: i) the standard analog lines (excluding full unbundled lines) and Numéris channels (ISDN), with each Numéris channel counted as one line, and ii) since October 2006, lines without low-speed telephone subscriptions (naked ADSL) sold directly by France Telecom to its Consumer customers.
(2)	Excluding “Voice over IP” traffic.
(3)	In thousands. At end of period.

•	Change in revenues

On an historical basis, revenues from Consumer Services were down 1.3% in 2006 compared with 2005, notably reflecting the impact of the sale of France Telecom Câble (FTC) on March 31, 2005. On a comparable basis, the -0.8% decrease in Consumer Services revenues between 2005 and 2006 is largely due to the reduction in revenues from Consumer Calling services (switched telephone network “voice” traffic), partially offset by the increase in subscription fees on July 4, 2006 and the rapid development of ADSL broadband services, notably “Voice over IP” services. The ARPU for Consumer fixed-line services (see Section 5.6 “Financial Glossary”) rose considerably, driven by rapid growth on ADSL broadband services, up from 27.0 euros at December 31, 2005 to 28.0 euros at December 31, 2006.

•	Revenues from Consumer Subscription fees

The 0.3% increase in revenues from Consumer Subscription fees (on an historical and a comparable basis) is the result of two opposing phenomena:

•	on the one hand, the 7.1% increase in the main subscription as of July 4, 2006, following the previous one-euro increase on March 3, 2005;

•

on the other hand, the development of full unbundling and, since October 2006, naked ADSL sold to third party Internet access providers (revenues which are included under “Carrier Services Revenues” described below). In this way the number of lines billed directly to customers through residential telephone subscription fees or Pros contracts fell by 5.4% between December 31, 2005 and December 31, 2006.

•	Revenues from Consumer Calling services

Revenues from Consumer Calling services in 2006 were down 13.9% in relation to the previous year (both on an historical basis and a comparable basis), primarily in light of:

•	the impact of lower prices on calls to mobile network (effective January 2, 2006 to all mobile operators);

•

and the reduction in the total switched telephone traffic market (measured to the inter-connection), which has significantly intensified since September 2005 under the effect of growth in “Voice over IP” services. As a result, the level of traditional “voice” telephone traffic of Consumer customers was down 14.1% in 2006 compared with 2005.

At the same time, the market share in the traditional network telephone calls stabilized thanks to the success of i) the “Atout” line launched in August 2005, which includes unlimited package offers and ii) the “Optimales” line launched in June 2006, combining low-speed access and a traffic package in a single offer.

•	Revenues from Consumer Online and Internet access services

On a comparable basis, the 27.9% increase (28.0% on an historical basis) in revenues on Consumer Online and Internet access services between 2005 and 2006 is linked to the rapid development of ADSL broadband services, partially offset by the impact of lower rates. The number of Consumer customers for ADSL broadband uses was 5.920 million at December 31, 2006, up from 4.457 million one year earlier, representing an increase of 32.8% between the two dates.

The growth in high-speed ADSL access was supplemented by:

•	the number of leased Livebox gateways, which totaled 3.437 million at December 31, 2006, compared with 1.559 million one year earlier;

•

the “Voice over IP” offer, initially sold as an option in addition to subscriptions for broadband Internet services and included, since June 2006, in the “Internet, Television, Telephone” multimedia broadband offer. At December 31, 2006, there were 2.081 million suscribers to “Voice over IP” services, compared with 0.830 million at December 31, 2005;

•	ADSL television, which also grew rapidly, with close to 577,000 customers at December 31, 2006 compared with 200,000 one year earlier;

•	and application services offered in addition to basic services, particularly the anti-virus and anti-spam security offers, which also developped rapidly.

The impact of the development of broadband ADSL uses was partially offset by the following:

•

the continued reduction in the number of low-speed Internet customers as they migrated over to ADSL broadband, with 1.001 million low-speed customers at December 31, 2006, down from 1.509 million one year earlier;

•	and the downward trend in revenues from the Télétel kiosque.

•	Revenues from Other Consumer services

On a comparable basis, the 11.0% reduction (-15.8% on an historical basis) in revenues from Other Consumer services over 2006 compared with 2005 is due to the 24% drop in public phone traffic and card services and the downward trend in telephone handset leasing activity, with the number of leased terminals (excluding Livebox gateways) falling 18% in one year. These negative effects were partially offset by the substantial growth in revenues generated through portals and content services (Orange portals online advertising). Revenues from sales of terminals remained stable: the increase in DECT terminal sales, driven by the rapid expansion of “Voice over IP” services, offset the impact of the steady erosion of sales prices.

2.2.2.1.1.2 Carrier Services revenues- HCS France

•	Breakdown of revenues

(millions of euros)	Years ended December 31
HCS France Carrier Services	2006	2005 comparable basis (unaudited)	2005 historical	Change (%) comparable basis (unaudited)	Change (%) historical
Domestic Carrier services	2,819	2,651	2,675	6.3%	5.4%
Other Carrier services	2,957	3,161	2,829	(6.5)%	4.5%

Carrier Services revenues	5,776	5,812	5,504	(0.6)%	4.9%

•	Operating indicators

	Years ended December 31
HCS France Carrier Services	2006	2005 comparable basis (unaudited)	2005 historical	Change (%) comparable basis (unaudited)	Change (%) historical
Traffic (in billions of minutes) :
Domestic interconnection “voice” traffic	56.0	—	53.7	—	4.4%
Internet interconnection traffic	10.4	—	17.6	—	(41.0)%
Incoming international traffic	4.4	—	4.1	—	8.5%

Wholesale sales of ADSL access to third party IAPs (1) (2)	2,079	—	1,614	—	28.8%

Number of unbundled telephone lines (1)	3,919	—	2,827	—	38.6%
Number of partially unbundled telephone lines (1)	1,810	—	2,229	—	(18.8)%
Number of fully unbundled telephone lines (1)	2,109	—	598	—	ns

(1)	In thousands. At end of period.
(2)	Includes lines without low-speed telephone subscriptions (naked ADSL) since October 2006.

•	Change in revenues

•	Revenues from Domestic Carrier services

The 6.3% revenue growth recorded by Domestic Carrier services on a comparable basis (5.4% on an historical basis) was essentially related to the rapid expansion of the ADSL broadband market, and more specifically the unbundling of telephone lines, with 3,919 million lines unbundled at December 31, 2006 (including 2,109 million full unbundled lines), up from 2,827 million at December 31, 2005 (including 598, thousands full unbundled lines). At the same time, revenues from wholesale sales of ADSL access to third party Internet access providers rose by 10.2%, owing to the increase in the number of ADSL access lines sold wholesale to third party Internet access providers, which totaled 2,079 million access lines at December 31, 2006, up from 1,614 million at December 31, 2005.

Domestic interconnection revenues fell by 1.7% on a comparable basis (down 3.6% on an historical basis): the impact of the growth in domestic interconnection “voice” traffic was offset by the marked reduction in “low-speed Internet” interconnection traffic. Lastly, revenues from data services to operators (leased lines and Turbo DSL services) were down 3.0%, linked to rate cuts on Turbo DSL at the end of 2005.

•	Revenues from Other Carrier services

The -6.5% drop in revenues from Other Carrier services on a comparable basis (+4.5% on an historical basis) corresponds to a great extent to the decrease in revenues from services provided to other segments (lower telephone traffic volume and lower prices linked in particular to call terminations to mobiles).

The impact of these reductions was partially offset by the 3.0% increase on a comparable basis (2.8% increase on an historical basis) in revenues from international carrier services.

Lastly, revenues relating to undersea cable installation and maintenance services remained stable over 2006 compared with the previous year.

2.2.2.1.1.3 Revenues – Other Home Communication Services in France

(millions of euros)	Years ended December 31
HCS France Other HCS in France	2006	2005 comparable basis (unaudited)	2005 historical	Change (%) comparable basis (unaudited)	Change (%) historical
Other HCS France revenues	2,329	2,392	2,537	(2.6)%	(8.2)%

On an historical basis, revenues from Other Home Communication Services in France came to 2,329 million euros in 2006, compared with 2,537 million euros in 2005, down 8.2% over the period. This reduction primarily reflects the transfer of technical assistance services from “Other Home Communication Services in France” of the HCS France sub-segment to “Carrier Services” of the HCS France sub-segment.

On a comparable basis, revenues from Other Home Communication Services in France fell by 2.6% between 2005 and 2006, mainly as a result of the following:

•

the slight downturn on services provided to other business segments (distribution of products and services, sales administration, customer service, interconnnection, maintenance and billing), which accounted for more than 80% of revenues from Other Home Communication Services in France;

•	the reduction in revenues generated by Operator Information Services, after the market was fully opened up to competition in November 2005 and the “12” decree on April 3, 2006;

•

and the reduction in revenues related to equipment sales and leasing. This item includes sales of fixed-line and mobile accessories in stores and equipment sales by the subsidiary EGT, whose business was refocused on videophony following the sale of its fax business on May 31, 2005;

These reductions were partially offset by the rise in home customer assistance services and growth in the online business (e-commerce) with the purchase of TopAchat Clust in April 2006.

2.2.2.1.2 Gross operating margin – HCS France

The operating expenses included in the GOM for the HCS France sub-segment rose by 1.8% on an historical basis and 1.2% on a comparable basis between 2005 and 2006. The operating expenses included in the GOM notably include the recognition in 2005 of a provision reversal for 199 million euro relating to the Group’s activities in Lebanon (see Notes 3, 6 and 33 to the consolidated financial statements) and the recognition in 2006, i) of a provision reversal for 129 million euros relating to post-employments benefits for France Telecom group employees following the transfer of the Group’s social welfare benefits to the Works Council (see Note 6 to the consolidated financial statements), and ii) an income of 74 million euros for a settlement indemnity relating to the Group’s activities in Lebanon.

On a comparable basis, the 141 million euro increase in operating expenses included in the GOM reflects mainly the following:

•

the increase in outsourcing fees related to technical operations and maintenance, resulting in particular from the increase in outsourcing fees for assistance, generated primarily by the rapid growth of ADSL multi-service offers and the unbundling of telephone lines;

•	the sharp increase in call center outsourcing fees;

•	and the increase in commercial expenses, driven principally by the increase in the purchases for handsets and other products sold (notably Livebox).

These increases were partially offset by the reduction in service fees and inter-operator costs, following the reduction in the price of fixed-to-mobile call termination rates, and by the decrease in labour expenses (wages and employee benefit expenses), related primarily to the reduction in the workforce in the HCS France sub-segment.

The GOM for the HCS France sub-segment fell by 4.6% on an historical basis and 5.4% on a comparable basis to 5,650 million euros in 2006, due to the combined impact of the decrease in revenues and the increase in operating expenses included in the GOM.

2.2.2.1.3 Capital expenditures on tangible and intangible assets excluding telecommunication licenses - HCS France

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses rose 6.8% to 1,928 million euros in 2006.

On a comparable basis over 2006, the 5.4% increase in capital expenditures on tangible and intangible assets excluding licenses for the HCS France sub-segment primarily concerned:

•

leased terminals and Livebox, up 79 million euros, as a result of the success of the Livebox (3.437 million leased Livebox gateways at December 31, 2006 compared with 1.559 million one year earlier) and, to a lesser extent, the development of the ADSL digital television offer, with close to 577,000 customers at December 31, 2006;

•	and customer service platforms, up 55 million euros, notably driven by growth on service platforms and license purchases linked to the “Voice-over-IP”.

Conversely, IT and equipment infrastructure-related investments linked to the network fell in 2006 compared with 2005, thanks to measures aimed at optimizing applications and computer equipment as well as the network occupancy rate.

2.2.2.2 Home Communication Services Poland (HCS Poland)

•	Financial data and workforce – HCS Poland

(millions of euros)	Years ended December 31
HCS Poland	2006	2005 comparable basis (1) (unaudited)	2005 historical	Change (%) comparable basis (1) (unaudited)	Change (%) historical
Revenues	3,048	3,246	3,141	(6.1)%	(3.0)%

GOM	1,430	1,453	1,406	(1.6)%	1.8%
GOM / Revenues	46.9%	44.8%	44.7%

CAPEX	489	463	448	5.8%	9.2%
CAPEX / Revenues	16.1%	14.3%	14.3%

GOM - CAPEX	941	991	958	(5.0)%	(1.7)%

Average number of employees (full-time equivalents)	29,748	31,244	31,097	(4.8)%	(4.3)%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

•	Operating indicators – HCS Poland

(in thousands - at end of period)	Years ended December 31
HCS Poland	2006	2005 comparable basis (1) (unaudited)	2005 historical	Change (%) comparable basis (1) (unaudited)	Change (%) historical
Number of fixed-line telephony customers (1)	10,128	10,607	10,607	(4.5)%	(4.5)%
Number of broadband internet customers (ADSL+SDI (2))	1,712	1,166	1,166	46.8%	46.8%

(1)	The number of fixed-line telephony customers at December 31, 2005 has been corrected.
(2)	SDI: rapid Internet access technology.

•	Revenues - HCS Poland

On an historical basis, revenues on the HCS Poland sub-segment, coming in at 3,048 million euros in 2006, fell slightly by 3.0% compared with 2005, due to the positive impact of the change in the exchange rate for the Polish zloty and the euro between 2005 and 2006.

On a comparable basis, HCS Poland sub-segment revenues were down 6.1%. This drop reflects notably the reduction in “voice” revenues, which was partially offset by the increase in revenues from growing services such as broadband Internet access and wholesale activities.

The drop in revenues from communication services reflects in particular i) the growing effect of the fixed-to-mobile substitution, ii) the reduction in the overall switched telephone traffic market, and iii) the fierce competitive environment.

TP S.A. has continued migrating its customers from traditional initial offers over to the New Tariff Plans (launched in 2004), with a higher subscription rate. In this way, at December 31, 2006, more than 3.92 million customers had opted for the New Tariff Plans. These New Tariff Plans are helping to curb the slowdown in telephone traffic, while increasing subscription fees revenues, which rose from 49% of “voice” revenues in 2005 to 57% in 2006. Moreover, the success of these new offers has enabled TP S.A. to defend its market share on “voice” services.

Revenues from broadband Internet access for the HCS Poland sub-segment rose 20.3% in 2006 on a comparable basis, driven by the 46.8% increase in the number of broadband customers, with nearly 544,000 new customers (1.710 million broadband customers at December 31, 2006, compared with 1.166 million one year earlier). In addition, TP S.A. added to its broadband offer with the launch of Livebox in 2006: the number of leased Livebox came to nearly 150,000 at December 31, 2006. This favorable change has enabled TP S.A. to maintain a leading position in the Polish broadband market, and to more than offset the drop in low-speed Internet revenues, which accounted for 10% of total revenues from Internet access services in 2006.

Data transmission services (including low and high-speed Internet, data transmission and leased lines), up 6.5% in 2006, represented 19% of total HCS Poland sub-segment revenues, compared with 17% in 2005.

•	Gross operating margin – HCS Poland

On an historical basis, the 1.8% increase in the GOM for the HCS Poland sub-segment, up from 1,406 million euros in 2005 to 1,430 million euros in 2006, reflects both the favorable change in the exchange rate for the Polish zloty against the euro between 2005 and 2006, and the decrease in operating expenses included in the GOM.

On a comparable basis, the 1.6% reduction in the GOM (1,430 million euros in 2006, compared with 1,453 million euros in 2005) was primarily due to the drop in revenues, partially offset by significant cost savings achieved through strict control over operating expenses included in the GOM. These gains mainly concerned the following:

•	service fees and inter-operator costs, down 8.4%, mainly as a result of the drop in traffic to local operators;

•

outsourcing fees relating to technical operations and maintenance, and IT expenses, thanks to the savings achieved on fixed-line telephone installations and maintenance, after renegotiating subcontracting agreements;

•

labour expenses (wages and employee benefit expenses), down 2.7% because of a reduction in the number of employees (active employees at end of period) under the restructuring plan, resulting in a 4.8% reduction in the average number of employees (full-time equivalents) between 2005 and 2006;

•	overheads, down 5.4% due to cost-control focus.

As a percentage of revenues, the GOM rose from 44.7% in 2005 on an historical basis (44.8% on a comparable basis) to 46.9% in 2006.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – HCS Poland

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses rose 9.2% to 489 million euros in 2006.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses rose by 5.8% between 2005 and 2006. This increase was primarily tied to the launch of new products and convergent offers, primarily for high-growth activities (data services). Leased handset and Livebox investments rose sharply, owing to the launch of the Livebox in 2006 with nearly 150,000 Livebox leased at December 31, 2006. Thus, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues rose 1.8 points on an historical and comparable basis to 16.1% in 2006.

2.2.2.3 Home Communication Services (HCS Rest of the world)

•	Financial data and workforce – HCS Rest of the world

(millions of euros)	Years ended December 31
HCS Rest of the world	2006	2005 comparable basis(1) (unaudited)	2005 historical	Change(%) comparable basis(1) (unaudited)	Change (%) historical
Revenues	2,005	2,019	1,837	(0.7)%	9.2%

GOM	185	283	213	(34.7)%	(13.1)%
GOM / Revenues	9.2%	14.0%	11.6%

CAPEX	304	301	284	1.2%	7.3%
CAPEX / Revenues	15.2%	14.9%	15.4%

GOM—CAPEX	(119)	(17)	(71)	ns	68.3%

Average number of employees (full-time equivalents)	8,138	8,537	7,196	(4.7)%	13.1%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

•	Operating indicators – HCS Rest of the world

	Years ended December 31
HCS Rest of the world	2006	2005 comparable basis (unaudited)	2005 historical	Change (%) comparable basis (unaudited)	Change (%) historical
Spain
Revenues (1)	558	658	646	(15.2)%	(13.7)%
Number of broadband internet customers (ADSL) (2)	640	563	563	13.7%	13.7%

United Kingdom
Revenues (1)	426	426	425	0.1%	0.4%
Number of broadband internet customers (ADSL) (2)	1,063	906	906	17.3%	17.3%

Netherlands
Revenues (1)	100	81	81	24.5%	24.5%
Number of broadband customers (ADSL + Cable) (2)	488	506	506	(3.6)%	(3.6)%

Senegal (3)
Revenues (1)	378	321	233	17.8%	62.4%
Number of fixed-line telephony customers (2)	283	267	267	6.0%	6.0%

Jordan (4)
Revenues (1)	203	207	118	(1.9)%	71.1%
Number of fixed-line telephony customers (2)	614	628	251	(2.2)%	144.6%

Ivory Coast
Revenues (1)	169	161	161	4.8%	4.8%
Number of fixed-line telephony customers (2)	271	244	244	11.1%	11.1%

(1)	In millions of euros.
(2)	In thousands. At end of period.
(3)	Sonatel fully consolidated on July 1, 2005, previously proportionately consolidated at 42.33% (see Note 4 to the Consolidated Financial Statements).
(4)	Jordan Telecommunications Company (JTC) and its subsidiaries fully consolidated on July 5, 2006, previously proportionately consolidated at 40.0% (see Note 4 to the Consolidated Financial Statements).

•	Revenues - HCS Rest of the world

Revenues for the HCS Rest of the world sub-segment rose 9.2% on an historical basis to 2,005 million euros in 2006, primarily due to the favorable impact of changes in the scope of consolidation and other changes (190 million euros) and partly offset by the negative impact of foreign exchange fluctuations (-8 million euros).

Changes in the scope of consolidation notably included the full consolidation of i) Sonatel on July 1, 2005, effective January 1, 2005 in data on a comparable basis, and ii) Jordan Telecommunications Company and its subsidiaries on July 5, 2006, effective July 1, 2005 in data on a comparable basis.

On a comparable basis, the 0.7% reduction in revenues recorded by the HCS Rest of the world sub-segment primarily reflects the downturn in revenues in Spain, partially offset by revenue growth in Senegal and the Netherlands.

•	Gross operating margin – HCS Rest of the world

On an historical basis, operating expenses included in the GOM for the HCS Rest of the world sub-segment were up 12.1% between 2005 and 2006. On a comparable basis, operating expenses included in the GOM rose by 4.9% over the same period.

The GOM fell by 13.1% between 2005 and 2006 on an historical basis. On a comparable basis, the 34.7% reduction in the GOM for the HCS Rest of the world sub-segment between the two periods was essentially generated by the reduction in the GOM for Spain because of lower revenues, partially offset by the increase in the GOM for Senegal and the Netherlands generated by higher revenues.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – HCS Rest of the world

Capital expenditures on tangible and intangible assets excluding licenses for the HCS Rest of the world sub-segment amounted to 304 million euros in 2006, up from 284 million euros one year earlier on an historical basis.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses are up 1.2%. This increase mainly reflected growth in capital expenditures in the United Kingdom (up 27 million euros), resulting from the success of the Livebox and the development of unbundling, offset in part by the reduction in capital expenditures in Spain.

In this way, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues for the HCS Rest of the world sub-segment went from 14.9% in 2005 on a comparable basis (15.4% on an historical basis) to 15.2% in 2006.

2.2.3 Enterprise Communication Services (ECS)

The ECS sub-segment covers business communication solutions and services in France and around the world .

•	Financial data and workforce – Enterprise Communication Services (ECS)

(millions of euros)	Years ended December 31
ECS	2006	2005 comparable basis (1) (unaudited)	2005 historical	Change (%) comparable basis (1) (unaudited)	Change (%) historical
Revenues	7,652	8,046	7,785	(4.9)%	(1.7)%

GOM	1,590	1,897	1,949	(16.1)%	(18.4)%
GOM / Revenues	20.8%	23.6%	25.0%

CAPEX	430	362	370	19.0%	16.0%
CAPEX / Revenues	5.6%	4.5%	4.8%

GOM - CAPEX	1,160	1,535	1,579	(24.4)%	(26.5)%

Average number of employees (full-time equivalents)	17,367	16,920	16,809	2.6%	3.3%

(1)	See Section 5.1.1 “Transition from data on an historical basis to data on a comparable basis for 2005”.

•	Operating indicators – Enterprise Communication Services (ECS)

(at end of period)	Years ended December 31
ECS	2006	2005 comparable basis (unaudited)	2005 historical	Change (%) comparable basis (unaudited)	Change (%) historical
Number of Business telephone lines (1) (in millions) in France	5.8	—	5.9	—	(1.9)%

Total number of permanent accesses to data networks in France (2)	300.3	—	285.6	—	5.2%
o/w number of IP-VPN accesses in France (2)	209.2	—	145.3	—	44.0%

Number of IP-VPN accesses worldwide (3)	256.1	—	184.1	—	39.1%

Number of users of Business Everywhere mobile services users in France (3)	485.8	—	407.8	—	19.1%

(1)	This figure includes standard analog lines (excluding full unbundled lines) and the Numéris (ISDN) channels, with each Numéris channel recorded as one line.
(2)	In thousands. Access by customers outside the France Telecom group, excluding carriers market.
(3)	In thousands.

•	Revenues – Enterprise Communication Services (ECS)

(millions of euros)	Years ended December 31
ECS	2006	2005 comparable basis (unaudited)	2005 historical	Change (%) comparable basis (unaudited)	Change (%) historical
Business network legacy	4,063	4,727	4,726	(14.0)%	(14.0)%
Advanced business network	1,879	1,694	1,702	10.9%	10.4%
Extended business services	836	752	747	11.1%	11.9%
Other business Services	874	872	611	0.3%	43.2%

Revenues on Enterprise Communication Services	7,652	8,046	7,785	(4.9)%	(1.7)%

On an historical basis, ECS sub-segment revenues fell by 1.7% between 2005 and 2006, notably reflecting : i) the impact of the transfer of the PABX activity (Private Automatic Branch eXchange) from the Home Communication Services (HCS) segment to the Enterprise Communications Services (ECS) segment and ii) the positive impact of changes in the scope of consolidation following the acquisition of Diwan Group and Neocles Corporate over the second half of 2006.

•	Revenues from Business network legacy

On both an historical and a comparable basis, the drop in Business network legacy revenues is primarily linked to the reduction in data legacy revenues and, to a lesser extent, the drop in voice legacy revenues.

On a comparable basis, revenues from data legacy, which essentially include leased lines and managed network technologies legacy such as the X.25, ATM and Frame Relay, were down 27.6% in 2006 compared with 2005. The reduction in data infrastructure legacy revenues, recorded primarily in France, reflects the continued migration throughout 2006 of customer enterprise networks over to more recent technologies, and more specifically the replacement of some of the low and medium-speed analog and digital lines by IP access over xDSL. The lower revenues recorded on managed network legacy reflect the disconnections resulting from changes in the Business solutions market, with customers opting for IP solutions.

On a comparable basis, the 5.4% reduction in voice legacy revenues, representing 67% of Business network legacy revenues, between 2005 and 2006 was driven by:

•	the impact of the price cuts, primarily linked to rate cuts made at the beginning of the year on fixed-to-mobile calls and to the calling discounts granted to businesses;

•	the 9% decrease in volume for Business calling services (decline in the market measured at the interconnection and reduction in France Telecom market shares).

The number of Business telephone lines in France fell only slightly, with the reduction in the number of Numéris (ISDN) channels, gradually being replaced by IP access over xDSL, offset in part by i) the increase in the number of analog lines supporting the migration media over to IP solutions, and ii) the fact that businesses have been maintaining their telephone accesses in this transition phase, before switching over completely to “full IP”.

•	Revenues from the Advanced business network

The significant growth in revenues recorded on Advanced business network (up 10.4% on an historical basis and 10.9% on a comparable basis between 2005 and 2006) primarily reflects growth in revenues from business network IP.

Business network IP revenues include IP virtual private networks, Internet accesses, and “Voice over IP”. Revenues from business network IP (representing 92% of revenues from Advanced business network in 2006) rose 11.5% in 2006 compared with 2005 on a comparable basis, thanks to the higher percentage of IP-VPN solutions. At December 31, 2006, the percentage of permanent data network accesses in France based on DSL technology reached 84%, compared with 67% one year earlier. The number of IP-VPN accesses in France continued to grow steadily throughout 2006, up 44% at December 31, 2006 over one year.

All revenues from data infrastructure advanced were generated in France and primarily include xDSL media. On a comparable basis, data infrastructure advanced revenues were up 10.9% compared with 2005, reflecting migrations to xDSL technologies and very high speed services, more specifically including MAN Ethernet and Ethernet LINK.

•	Revenues from Extended business services

Revenues from Extended business services rose 11.9% on an historical basis and 11.1% on a comparable basis. This growth was primarily generated by the increase in revenues from platform services, including messaging services, application infrastructure management, security and machine-to-machine solutions and customer relationship management, with 19.1% growth on a comparable basis between 2005 and 2006, primarily in France. Revenues on integration services, which include revenues linked to on-site services and customer assistance, were up 12.4% in 2006 compared with 2005 on a comparable basis. Lastly, revenues from professional services rose by 2.7% in 2006 compared with 2005 on a comparable basis.

•	Revenues from Other business services

Revenues from Other business services include revenues generated by broadcasting, a market in which France Telecom operates through its subsidiary GlobeCast, as well as revenues recorded on the sale and leasing of network equipment (PBXs, IPBXs, routers, etc.). The 43.2% increase in revenues on Other business services between 2005 and 2006 on an historical basis was primarily due to the transfer of the PABX activity (Private Automatic Branch eXchange) from the Home Communication Services (HCS) segment to the Enterprise Communication Services (ECS) segment.

•	Gross operating margin – Enterprise Communication Services (ECS)

In 2006, the ECS segment GOM was 1,590 million euros, down 18.4% in relation to 2005 on an historical basis.

On a comparable basis, the GOM is down 16.1%. In this way, the ratio of GOM to revenues was down by 2.8 points on a comparable basis, coming in at 20.8% in 2006. The reduction in the GOM reflects the reduction in revenues on Business network legacy, partially offset by the savings achieved on service fees and inter-operator costs (operators and other services), thanks to the reduction in traffic volume and fixed-line to mobile call termination rates. The transformation over to IP solutions and service activities is continuing and its impact is starting to be reflected in the ECS segment’s GOM.

•	Capital expenditures on tangible and intangible assets – Enterprise Communication Services (ECS)

Capital expenditures on tangible and intangible assets totaled 430 million euros in 2006, up 16.0% on and historical basis and 19.0% on a comparable basis in relation to 2005. This increase is primarily due to investments made in high-growth countries and the contracts signed relating to the service business.

3. PRESENTATION OF YEARS 2005 AND 2004

Further to France Telecom’s sale of the PagesJaunes Group on October 11, 2006, PagesJaunes Group is considered to be a discontinued business under IFRS 5. As a result, the expenses and net income linked to PagesJaunes Group business are presented under Consolidated net income after tax of discontinued operations (see Section 3.1.3.4 “Consolidated net ncome after tax of discontinued operations”) and the data published for 2004 and 2005 has been restated (see Section 1.1.2 “Business segments” and Note 4 to the consolidated statements).

Following the France Telecom group’s disposal of PagesJaunes on October 11, 2006, PagesJaunes has been presented as a discontinued operation as required by IFRS 5. Consequently, the expenses and net income linked to PagesJaunes Group business are presented separately under consolidated net income of discontinued operations (see Section 3.1.3.4 “Consolidated net ncome after tax of discontinued operations”). The data published for 2004 and 2005 have been restated (see Section 1.1.2 “Business segments” and Note 4 to the consolidated statements)

3.1 ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

3.1.1 From Group revenues to gross operating margin

Operating expenses included in the GOM, referred to hereinafter as “OPEX” include: i) operating expenses excluding labour expenses (wages and employee benefit expenses), referred to hereinafter as “OPEX excluding labour expenses (wages and employee benefit expenses)”, including external purchases and other operating income and expenses, and ii) labour expenses (wages and employee benefit expenses).

(millions of euros)	Years ended December 31
	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	48,082	46,945	45,285	2.4%	6.2%
OPEX (2)	(30,129)	(29,094)	(27,769)	3.6%	8.5%

OPEX excluding labour expenses (wages and employee benefit expenses) (2)	(21,665)	(20,471)	(19,195)	5.8%	12.9%
External purchases (2)	(19,923)	(18,940)	(17,650)	5.2%	12.9%
Other operating income and expenses	(1,742)	(1,531)	(1,545)	13.8%	12.7%
Labour expenses (wages and employee benefit expenses) (2)	(8,464)	(8,623)	(8,574)	(1.9)%	(1.3)%

GOM	17,953	17,851	17,516	0.6%	2.5%

(1)	See Section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.
(2)	See Section 5.6 “Financial Glossary” and Note 6 to the consolidated financial statements.

3.1.1.1 Revenues

The data for the business segments and sub-segments presented in the following sections are assumed to be stated, except where otherwise indicated, prior to the elimination of inter-segment and inter-sub-segment transactions (see Note 5 to the consolidated financial statements). In addition, the changes below are calculated on the basis of data in thousands of euros, although displayed in millions of euros.

(millions of euros)	Years ended December 31
Revenues	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Personal Communication Services (PCS)	23,535	21,913	20,564	7.4%	14.4%
PCS France	9,773	9,217	8,365	6.0%	16.8%
PCS United Kingdom	5,832	5,786	5,833	0.8%	(0.0)%
PCS Spain	536	496	—	8.0%	—
PCS Poland	1,598	1,402	1,247	13.9%	28.1%
PCS Rest of the world	5,991	5,170	5,290	15.9%	13.3%
Eliminations	(195)	(158)	(171)	22.2%	13.9%

Home Communication Services (HCS)	22,534	22,800	22,440	(1.2)%	0.4%
HCS France	17,718	17,914	18,002	(1.1)%	(1.6)%
HCS Poland	3,141	3,380	3,011	(7.0)%	4.3%
HCS Rest of the world	1,837	1,671	1,584	9.9%	16.0%
Eliminations	(162)	(165)	(157)	(1.2)%	3.0%

Entreprise Communication Services (ECS)	7,785	8,227	8,235	(5.4)%	(5.5)%

Eliminations	(5,772)	(5,995)	(5,954)	(3.7)%	(3.0)%

Group total	48,082	46,945	45,285	2.4%	6.2%

(1)	See Section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

The France Telecom group recorded 48,082 million euros in revenues over 2005, up 6.2% on an historical basis and 2.4% on a comparable basis in relation to 2004.

On an historical basis, France Telecom’s revenues came to 48,082 million euros in 2005, up 6.2% compared with the previous year. The change in revenues between 2004 and 2005 on an historical basis is marked by the favorable impact of changes in the scope of consolidation and other changes, representing 1,184 million euros, primarily concerning:

•	the positive impact of the end of the “Bill & Keep” system on January 1, 2005, effective on January 1, 2004 on a comparable basis, representing a positive impact of 846 million euros;

•

the positive impact of companies included in the scope of consolidation for 665 million euros, mainly comprising the impact of the acquision of the Spanish mobile operator Amena for 496 million euros, the effect of the full consolidation of Sonatel and its subsidiaries for 115 million euros, and the impact of the consolidation of several subsidiaries in the PCS Rest of the world and the HCS Rest of the world segments for 31 million euros;

•

offset in part by the negative impact of withdrawals from the scope of consolidation for -312 million euros, primarily with the sale of Orange Denmark for -194 million euros and the sale of France Telecom Cable (FTC) for -101 million euros.

Furthermore, the positive impact of foreign exchange fluctuations represented 476 million euros in 2004, with the positive effect linked to the Polish zloty for 508 million euros, and 31 million euros linked to the Egyptian pound largely offsetting the unfavorable effect of changes in the pound sterling (-50 million euros).

On a comparable basis, revenues rose by 2.4% between 2004 and 2005. The increase in the Group’s revenues was driven by growth in the Personal Communication Services segment (up 7.4%), which posted an increase in revenues across all sub-segments, with this growth remaining strong thanks to the dynamic increase in the number of customers. This growth in mobile activities more than offset the slight reduction in revenues in the Home Communication Services segment (down 1.2%), with the reduction in consumer traditional fixed-line services limited by growth in broadband Internet uses. In the Enterprise Communication Services segment, revenues were down 5.4%, reflecting the downturn in enterprise services in France.

On an historical basis, the number of France Telecom customers through controlled companies totaled 144.6 million at December 31, 2005 (including 10.3 million customers for the Spanish mobile operator Amena), representing an increase of 16.5%. The number of additional customers between December 31, 2005 and December 31, 2004 came to 20.5 million on an historical basis and primarily concerned mobile services, with 21.6 million additional active customers. The Internet business rose slightly, with a further 0.6 million active customers. Fixed-line telephony saw a slight reduction in the number of customers, down 0.9 million. In addition, the number of cable customers decreased by 0.9 million further to the sale of France Telecom Câble (FTC) over the first quarter of 2005.

On a comparable basis, the Group’s customer base grew by 8.9% between December 31, 2004 and December 31, 2005.

3.1.1.2 Operating expenses

3.1.1.2.1 Operating expenses excluding labour expenses (wages and employee benefit expenses)

(millions of euros)	Years ended December 31
	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
External purchases (2)	(19,923)	(18,940)	(17,650)	5.2%	12.9%
Commercial expenses (2)	(6,442)	(5,845)	(5,660)	10.2%	13.8%
Service fees and inter-operator costs	(7,440)	(7,122)	(6,222)	4.5%	19.6%
Other external purchases (2)	(6,041)	(5,973)	(5,768)	1.2%	4.7%

Other operating income and expenses	(1,742)	(1,531)	(1,545)	13.8%	12.7%

OPEX excluding labour expenses (wages and employee benefit expenses) (2)	(21,665)	(20,471)	(19,195)	5.8%	12.9%

(1)	See Section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.
(2)	See Section 5.6 “Financial Glossary” and Note 6 to the consolidated financial statements.

Operating expenses excluding labour expenses (wages and employee benefit expenses) included in the GOM came to -21,665 million euros in 2005, versus -19,195 million euros in 2004 on an historical basis and -20,471 million euros on a comparable basis.

On an historical basis, the 12.9% increase in operating expenses excluding labour expenses (wages and employee benefit expenses) between 2004 and 2005 primarily factors in i) the effect of the end of the “Bill & Keep” system on January 1, 2005, resulting in an increase in service fees and inter-operator costs representing -889 million euros, ii) the negative impact of foreign exchange fluctuations, linked mainly to changes in the Polish zloty, coming out at -179 million euros, and iii) the negative impact of changes in the scope of consolidation, representing -216 million euros and resulting mainly from the acquisition of the Spanish mobile operator Amena on November 8, 2005.

On a comparable basis, operating expenses excluding labour expenses (wages and employee benefit expenses) were up 5.8% between 2004 and 2005, reflecting on the one hand, the 5.2% increase in external purchases, primarily commercial expenses (see Section 5.6 “Financial Glossary” and Note 6 to the consolidated financial statements), and, on the other hand, the 13.8% increase in other operating expenses (net of other operating income).

•	External purchases

External purchases totaled -19,923 million euros in 2005, compared with -17,650 million euros in 2004 on an historical basis and -18,940 million euros on a comparable basis.

On an historical basis, the 12.9% increase in external purchases between the two periods, representing 2,273 million euros, is primarily linked to the impact of changes in the scope of consolidation, currency fluctuations and other changes, which totaled -1,290 million euros and essentially included i) the impact of the end of the “Bill & Keep” system on January 1, 2005, reflected in an increase in services fees and inter-operator payments for -889 million euros over 2005, and ii) the impact of the acquisition of the Spanish mobile operator Amena on November 8, 2005.

On a comparable basis, external purchases rose 5.2% between 2004 and 2005, with this growth driven primarily by i) the 10.2% increase in commercial expenses, reflecting the Group’s efforts, in a more difficult competitive environment, to retain existing customers, win over new customers, and invest in growth, and ii) the 4.5% increase in service fees and inter-operator payments. On a comparable basis, the increase in other external purchases was limited to 1.2% between 2004 and 2005, while the increase in IT and real estate fees was largely offset by the reduction in overheads.

•	Other operating income and expenses

In 2005, other operating income and expenses totaled -1,742 million euros, compared with -1,545 million euros in 2004 on an historical basis and -1,531 million euros on a comparable basis, representing an increase of 12.7% on an historical basis and 13.8% on a comparable basis.

Both on an historical and a comparable basis, this change primarily reflects the effects of : i) the fine levied by the Competition Council against the three mobile operators in France, including 256 million euros for Orange France (see Notes 3, 6 and 33 to the consolidated financial statements), ii) the 80 million euro fine from the Competition Council in the broadband ADSL sector (see Note 33 to the consolidated financial statements), and iii) the reversal of the 199 million euro provision for the Group’s operations in Lebanon (see Notes 3, 6 and 33 to the consolidated financial statements).

3.1.1.2.2 Labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the GOM do not include employee profit-sharing and share-based compensation (see Section 3.1.2 “From Group Gross Operating Margin to operating income”).

•	Number of employees (active employees at end of period)

	Years ended December 31
Number of employees (active employees at end of period)	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
France Telecom S.A.	104,661	107,847	107,836	(3.0)%	(2.9)%
Subsidiaries in France	12,354	12,807	13,540	(3.5)%	(8.8)%
Total France	117,015	120,654	121,376	(3.0)%	(3.6)%

International subsidiaries	81,170	83,953	80,756	(3.3)%	0.5%
Group total	198,185	204,607	202,132	(3.1)%	(2.0)%

(1)	See Section 5.6 “Financial glossary”.

On an historical basis, the number of the Group’s employees (active employees at end of period) decreased by 3,947 people between December 31, 2004 and December 31, 2005. This decrease occurred in France, which lost 4,361 people, partially offset by an increase of 414 employees in international subsidiaries.

On a comparable basis, the number of the Group’s employees (active employees at end of period) fell by 6,422 people between December 31, 2004 and December 31, 2005. This decrease occurred in both France, which lost 3,639 employees, and in the international subsidiaries, down 2,783 employees. In France, this decrease primarily concerned employees working under permanent contracts, down by 4,201 people, essentially due to the impact of departures under the early retirement program. On permanent contracts, there were 4,392 early retirements and 3,152 definitive departures in France between December 31, 2004 and December 31, 2005. In addition, 739 net transfers to the public sector were recorded during 2005 (see Note 32 to the consolidated statements). In contrast, 3,869 new employees were hired under permanent employment contracts in 2005.

•	Average number of employees (full-time equivalents):

	Years ended December 31
Average number of employees (full-time equivalents) (1)	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Var. (%) comparable basis (unaudited)	Var. (%) historical basis
France Telecom S.A.	102,234	106,745	106,875	(4.2)%	(4.3)%
Subsidiaries in France	12,352	12,916	13,393	(4.4)%	(7.8)%
Total France	114,586	119,661	120,268	(4.2)%	(4.7)%

International subsidiaries	77,189	80,066	79,279	(3.6)%	(2.6)%
Group total	191,775	199,727	199,547	(4.0)%	(3.9)%

(1)	See Section 5.6 “Financial glossary”.

On an historical basis, the average number of employees (full-time equivalents) in the Group (see Section 5.6 “Financial glossary”) decreased by 7,772 people between 2004 and 2005, down 3.9%.

Changes in the scope of consolidation represent an increase of 180 full-time equivalents employees, primarily due to i) the impact of the full consolidation of Sonatel and its subsidiaries (448 full-time equivalents employees), ii) the acquisition of the Spanish mobile operator Amena (368 full-time equivalents employees), and iii) the consolidation of Wirtualna Polska in Poland (200 full-time equivalents employees) and several Research & Development units (186 full-time equivalents employees). These increases were partially offset by the sale of Orange Denmark (-543 full-time equivalents employees) and France Telecom Câble (FTC) in France (-493 full-time equivalents employees).

On a comparable basis, the average number of Group employees (full-time equivalents) dropped -7,952 people between 2005 and 2006, down 4.0%. This reduction primarily occurred in France, with a loss of 5,075 people and, to a lesser extent, in international subsidiaries, which lost 2,877 people. In France, the average number of employees (full-time equivalents) at France Telecom S.A. fell -4.2% on a comparable basis between 2004 and 2005, representing 4,511 full-time equivalents employees less.

•	Labour expenses (wages and employee benefit expenses)

(millions of euros)	Years ended December 31
Labour expenses (wages and employee benefit expenses) (1)	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Var. (%) comparable basis (unaudited)	Var. (%) historical basis
France Telecom S.A.	(5,168)	(5,243)	(5,212)	(1.4)%	(0.8)%
Subsidiaries in France	(729)	(771)	(832)	(5.6)%	(12.4)%
Total France	(5,897)	(6,014)	(6,044)	(2.0)%	(2.4)%

International subsidiaries	(2,567)	(2,609)	(2,530)	(1.6)%	1.4%
Group total	(8,464)	(8,623)	(8,574)	(1.9)%	(1.3)%

(1)	See Section 5.6 “Financial glossary” and Note 6 to the consolidated financial statements.

On an historical basis, the Group’s labour expenses (wages and employee benefit expenses) fell -1.3% between 2004 and 2005, down from -8,574 million euros and 18.9% of revenues in 2004, to -8,464 million euros and 17.6% of revenues in 2005. This change notably reflects the negative impact of currency fluctuations for -68 million euros, partially offset by the positive impact of changes in the scope of consolidation, which represented 19 million euros between the two periods.

On a comparable basis, the Group’s labour expenses (wages and employee benefit expenses) were down 1.9% between 2004 and 2005, falling from -8,623 million euros and 18.4% of revenues in 2004 to -8,464 million euros and 17.6% of revenues in 2005. This 1.9% reduction in labour expenses (wages and employee benefit expenses) stemmed from:

•	a 4.0% reduction for the volume effect, linked to the reduction in the Group’s average number of employees;

•	an 0.9% increase for the structural effect, reflecting the difference between the average cost and the actual cost recorded for Group arrivals and departures;

•	a 1.2% increase for the change in the average unit cost.

On a comparable basis, the labour expenses (wages and employee benefit expenses) of France Telecom S.A. were down 1.4% between 2004 and 2005, primarily in light of the reduction in the workforce, partially offset by : i) wage increases resulting from general measures for civil servants and the basic salaries of employees working under the national collective wage agreement; ii) the impacts of the implementation of the statutory unemployment insurance system for non-civil servant employees, and the introduction of a contribution to financing for Works Councils in 2005; and, lastly iii) the impact of a change in the rules for calculating the apprenticeship tax.

3.1.1.3 Gross operating margin

On an historical basis, the GOM came to 17,953 million euros in 2005, up 2.5% compared with 2004. Between 2004 and 2005, the increase in the Group’s GOM was driven by i) the positive impact of currency fluctuations, representing 229 million euros, primarily because of the positive change in the Polish zloty, and ii) the positive impact of changes in the scope of consolidation and other changes, representing a total impact of 106 million euros between the two periods.

On a comparable basis, GOM growth came out at 0.6% between 2004 and 2005, highlighting the Group’s maintenance of operational profitability levels over 2005. This growth was generated by the increase in the GOM for mobile activities in the Rest of the world and Poland, with the change in the GOM on mobile services in France between the two periods impacted by a Competition Council fine for the three mobile operators in France, including -256 million euros for Orange France (see Notes 3, 6 and 33 to the consolidated financial statements). The growth in the Group’s GOM also reflects the increase in the GOM for fixed-line services in France. The GOM for Home Communication Services factors in the positive impact of the reversal of a 199 million euro provision for the Group’s operations in Lebanon (see Notes 3, 6 and 33 to the consolidated financial statements), and reflects the positive results of the Group’s policy for managing its operating expenses effectively. Growth in these activities was, however, partially offset by a i) reduction in the GOM for Home Communication Services in Poland linked to the downturn in traditional fixed-line services and the effect of the fixed-to-mobile substitution, and ii) Enterprise Communication Services in France, primarily resulting from the drop in sales on this segment between 2004 and 2005.

In a transition phase, marked by the acceleration of the Group’s transformation, a temporary slowdown in growth, and a tougher competitive context, the ratio of GOM to revenues dropped from 38.7% on an historical basis and 38.0% on a comparable basis in 2004, to 37.3% in 2005.

3.1.2 From Group gross operating margin to operating income

(millions of euros)	Years ended December 31
	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
MBO	17,953	17,851	17,516	0.6%	2.5%

Employee profit-sharing	(349)	—	(250)	—	39.6%
Share-based compensation	(158)	—	(374)	—	(57.8)%
Depreciation and amortization	(7,024)	(7,839)	(7,980)	(10.4)%	(12.0)%
Impairment of goodwill	(11)	—	(534)	—	(97.9)%
Impairment of non-current assets	(568)	—	(179)	—	ns
Gains (losses) on disposal of assets	1,089	—	723	—	50.6%
Restructuring costs	(454)	—	(181)	—	150.8%
Share of profits (losses) of associates	20	—	29	—	(31.0)%

Operating Income	10,498	—	8,770	—	19.7%

(1)	For the income statement, data on a comparable basis are established up to the GOM. For items between GOM and operating income, data on a comparable basis are established only for depreciation and amortization.

•	Employee profit-sharing

(millions of euros)	Years ended December 31
Employee profit-sharing	2005 historical	2004 historical
France Telecom S.A.	(249)	(154)
Orange France S.A.	(55)	(57)
Other subsidiaries	(45)	(39)

Group total	(349)	(250)

Pursuant to the French law of July 26, 1996 and French labour regulations, France Telecom has been subject to employee profit-sharing rules since January 1, 1997. The profit-sharing agreement, signed with the staff representatives and unions, applies to French subsidiaries in which France Telecom directly or indirectly has more than a 50% stake.

•	Share-based compensation

(millions of euros)	Years ended December 31
Share-based compensation (1)	2005 historical	2004 historical
Share offers reserved for employees	(106)	(248)
State offer (France Telecom shares) (2)	(106)	(235)
PagesJaunes offer (3)	—	(13)

Stock option plans	(52)	(126)

Group total	(158)	(374)

(1)	See Notes 2, 6 and 27 to the consolidated financial statements.
(2)	French State offer reserved for current and former France Telecom group employees following i) in 2005, the State’s sale of 6.2% of the share capital of France Telecom S.A. on June 9, 2005, and ii) in 2004, the State’s sale of 10.9% of the share capital of France Telecom S.A. on September 7, 2004.
(3)	PagesJaunes Group offer reserved for France Telecom group employees following the opening of the capital of PagesJaunes Group in July 2004.

The share-based compensation expense includes the share offers reserved for employees, the expense for the valuation of stock options, and the expense for the valuation of the France Telecom or subsidiary shares granted to the Group’s employees.

•	Depreciation and amortization

(millions of euros)	Years ended December 31
Depreciation and amortization	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Personal Communication Services (PCS)	(3,436)	(3,394)	(3,388)	1.2%	1.4%
Home Communication Services (HCS)	(3,116)	(3,789)	(3,935)	(17.8)%	(20.8)%
Enterprise Communication Services (PCS)	(477)	(656)	(657)	(27.3)%	(27.4)%
Eliminations	5	—	—	—	—

Group total	(7,024)	(7,839)	(7,980)	(10.4)%	(12.0)%

(1)	See section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

In 2005, depreciation and amortization came to -7,024 million euros, compared with -7,980 million euros on an historical basis and -7,839 million euros on a comparable basis in 2004. In this way, it is down 12.0% on an historical basis and -10.4% on a comparable basis between the two periods.

On an historical basis, the 956 million euro decrease in depreciation and amortization between 2004 and 2005 includes:

•

the positive impact of the review of useful life for non-current assets; in closing the Group’s consolidated accounts for 2005 under IFRS, a review of the useful life of non-current assets was conducted for the entire Group. The principal impacts in 2005 of this review conducted in Group companies concerns an extension of useful life for certain categories of non-current assets and a reduction in depreciation and amortization. The impact brought about by the transition from data on a historical basis to data on a comparable basis for 2004 was positive, coming out at 290 million euros;

•

the negative impact of currency fluctuations, primarily linked to changes in the Polish zloty totaling -135 million euros, in addition to changes in the scope of consolidation, representing -14 million euros.

On a comparable basis, depreciation and amortization fell by 815 million euros between 2004 and 2005, reflecting:

•	the end of depreciation and amortization on a significant number of tangible assets in the HCS France sub-segment;

•	the substantial drop in capital expenditures on tangible and intangible assets excluding licenses before 2004 for the entire Group;

•	the end of amortization for several of the Group’s subscriber bases (Orange United Kingdom, TP S.A., Equant, OCH);

•

the impact of the impairment of Equant’s tangible and intangible assets booked in 2004 (see Section below on “Impairment of non-current assets” and Notes 7, 13 and 14 to the consolidated financial statements).

•	Impairment of goodwill

(millions of euros)	Years ended December 31
Impairment of goodwill (1)	2005 historical	2004 historical
Equant (2)	—	(534)
Other	(11)	—

Group total	(11)	(534)

(1)	See Note 7 to the consolidated financial statements.
(2)	The decrease in revenues recorded and the risks linked to the continued difficult economic and competitive context, as seen over the first half of 2004, led France Telecom to revise the company’s outlook.

•	Impairment of non-current assets

(millions of euros)	Years ended December 31
Impairment of non-current assets (1)	2005 historical	2004 historical
Amena	(345)	—
Equant (2)	(191)	(184)
Other	(32)	5

Group total	(568)	(179)

(1)	See Note 7 to the consolidated financial statements.
(2)	Impairment in 2004 of Equant’s tangible and intangible assets after Equant’s short and medium-term outlook was downgraded over the second half of 2004 in relation to the first half of 2004 (see Notes 13 and 14 to the consolidated financial statements).

In line with the “NExT” plan (see Section 1.3.1 “The “NExT” plan (New Experience in Telecommunications)”), a number of brands acquired during business combinations were abandoned. These brands were subject to specific impairment or accelerated depreciation and amortization over their residual life. In 2005, this applied to the Amena brand for -345 million euros and the Equant brand for -191 million euros.

•	Gains (losses) on disposal of assets

(millions of euros)	Years ended December 31
Gains (losses) on disposal of assets (1)	2005 historical	2004 historical
Sale of 36.2% of Tower Participations (company holding TDF)	377	—
Sale of 27.3% of MobilCom	265	—
Delivery of STMicroelectronics securities to redeem bonds with exchange option redeemable for STMicroelectronics shares	162	—
Exchange of Sonaecom shares (2)	113	—
Eutelsat (deferred gain in 2003)	74	—
Sale of 5.4% of Intelsat	51	—
Sale of cable network activities (3)	18	—
Sale of 3.3% of STMicroelectronics	—	249
Sale of 49.0% of Radianz	—	73
Sale of 55.0% of Pramindo Ikat	—	57
Sale of 100.0% of Orange Danemark	—	38
Sale of 27.0% of Suez-Lyonnaise Télécom (company holding Noos)	—	ns
Sale of 39.0% of BITCO	—	ns
Other stock sales	30	51

Sales of property, plant and equipment and intangible assets	43	46

Dilution impact	4	51

Other (4)	(48)	158

Group total	1,089	723

(1)	See Notes 4 and 8 to the consolidated financial statements.
(2)

Sale of 20.18% minority interests in Optimus (3rd largest mobile operator in Portugal) and 43.33% in Novis (fixed-line telephony) and Clix (Internet) to their parent company Sonaecom, in exchange for 23.7% of the capital of Sonaecom.

(3)	Sale of France Telecom Câble (FTC) and the cable networks owned by the France Telecom group and operated by France Telecom Câble (FTC) or NC Numéricâble (a subsidiary of the Canal+ Group), to Ypso Holding. At December 31, 2005, France Telecom had a 20% stake in Ypso Holding.
(4)	This item primarily includes the depreciation on shares and receivables of unconsolidated equity interests In 2004, it is primarily related to the liquidation of the companies, including a reversal of a 61 million euro provision for Telinvest.

•	Restructuring costs

(millions of euros)	Years ended December 31
Restructuring costs (1)	2005 historical basis	2004 historical basis
Early retirement plans (2)	(182)	—
Contributions to Works Council for early retirement plans (2)	(83)
Restructuring plans (3)	(137)	(156)
Costs for civil service secondment (4)	(52)	(25)

Group total	(454)	(181)

(1)	See Notes 9 and 28 to the consolidated financial statements.
(2)	See Notes 2, 28 and 32 to the consolidated financial statements.
(3)	Primarily i) in 2005, Equant for -60 million euros, and ii) in 2004, TP group for -34 million euros and Equant for -28 million euros.
(4)	See Note 32 to the consolidated financial statements.

•	Share of profits (losses) of associates

(millions of euros)	Years ended December 31
Share of profits (losses) of associates (1)	2005 historical basis	2004 historical
BlueBirds Participations France	44	—
STMicroelectronics	—	26
Other	(24)	3

Group total	20	29

(1)	See Note 15 to the consolidated financial statements.

•	Operating income

The France Telecom group’s operating income came to 10,498 million euros in 2005, compared with 8,770 million euros in 2004, up 19.7%. This 1,728 million euro increase reflects the improvement in the GOM (437 million euros) primarily under the combined effect of the reduction in depreciation and amortization (956 million euros), the decrease in the impairment of goodwill (523 million euros), the increase in gains from asset disposals (366 million euros) and the reduction in the share-based compensation expense (216 million euros) between the two periods, partially offset by the increase in the impairment of non-current assets (-389 million euros) and restructuring costs (-273 million euros).

3.1.3 From Group operating income to net income

(millions of euros)	Years ended December 31
	2005 historical basis	2004 historical basis
Operating income	10,498	8,770

Interest expense	(3,058)	(3,641)
Foreign exchange gains (losses)	(147)	144
Discounting expense	(162)	(148)
Finance costs, net	(3,367)	(3,645)

Income tax	(1,419)	(2,329)
Comsolidated net income after tax of continuing operations	5,712	2,796

Consolidated net income after tax of discontinued operations	648	414
Consolidated net income after tax	6,360	3,210

Net income attributable to equity holders of France Télécom S.A.	5,709	3,017
Minority interests	651	193

3.1.3.1 Finance costs, net

The finance costs, net came to -3,367 million euros in 2005, representing an improvement of 278 million euros compared with 2004 (-3,645 million euros). This improvement was generated by a decrease in interest expenses, representing a 583 million euro gain between 2004 and 2005 (see Section 4.3.1 “Net financial debt”), partially offset by the deterioration in the foreign exchange result (-291 million euros) and the increase in the discounting expense (-14 million euros) between the two periods (see Note 10 to the consolidated financial statements).

France Telecom’s policy is not to engage in speculative transactions when using financial derivative instruments (see Section 4.3.3 “Exposure to market risks and financial instruments” and Note 24 to the consolidated financial statements).

•	Interest expense

•	Change in interest expense

(millions of euros)	Years ended December 31
Interest expense at December 31, 2004 (historical basis)	(3,641)

Decrease factors:
Decrease in weighted average cost of net financial debt	554
Decrease in average outstandings of net financial debt	146
Decrease in the change in the fair value of commitments to purchase minority interest (-19 million euros in 2005 versus -69 million euros in 2004)	50

Increase factors:
Interest expense tied to restructuring of the contract for sale of the tax loss carryforward for 2001 (an item specific to 2005) (1)	(147)
Redemption of Perpetual Bonds Redeemable for Shares (TDIRA) (item specific to 2005)	(50)

Other items	30

Interest expense at December 31, 2005 (historical basis)	(3,058)

(1)	See Notes 10, 17 and 31 to the consolidated financial statements.

•	Interest expense indicators

(millions of euros)	Years ended December 31
	2005 historical	2004 historical	Ecart historical
Interest expense	(3,058)	(3,641)	583

Net financial debt at end of period (1)	47,846	49,822	(1,976)
Average outstandings of net financial debt over the period	44,244	52,402	(8,158)
Weighted average cost of net financial debt	6.46%	6.79%	—

(1)	See Section 5.6 “Financial glossary” and Note 19 to the consolidated financial statements.

The weighted average cost of net financial debt is calculated as the ratio of interest expense, less exceptional and non-recurring items, to the average outstandings, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests

•	Foreign exchange gains (losses)

(millions of euros)	Years ended December 31
Foreign exchange gains (losses) (1)	2005 historical basis	2004 historical basis
France Télécom S.A. (2)	(119)	5
Orange Romania	(27)	17
TP Group (3)	(7)	96
Orange Dominicana (4)	1	56
Other	5	(30)

Group total	(147)	144

(1)	The foreign exchange gains (losses) stems from the revaluation of open borrowing positions in foreign currencies.
(2)	Primarily linked in 2005 to i) the appreciation of the US dollar against the euro, ii) the Group’s decision during the year to economically cover operations in the United Kingdom, and iii) the appreciation of the Polish zloty against the euro. In 2004, foreign exchange gains made on the US dollar and pound sterling were offset by the foreign exchange loss booked on the Polish zloty.
(3)	Primarily linked in 2004 to the appreciation of the Polish zloty against the euro.
(4)	Primarily linked in 2004 to the implementation of the hyperinflationist treatment over the second half of the year.

•	Discounting expense

The discounting expense primarily concerns commitments relating to early retirement plans and came to -162 million euros in 2005, compared with -148 million euros in 2004 (see Notes 28 and 32 to the consolidated financial statements).

3.1.3.2 Income tax

Income tax represented an expense of -1,419 million euros in 2005, compared with -2,329 million euros in 2004, a reduction of 910 million euros between the two periods (see Note 11 to the consolidated financial statements).

(millions of euros)	Years ended December 31
Income tax (1)	2005 historical	2004 historical
France tax group	(1,245)	(1,808)
Current taxes	—	(70)
Deferred taxes	(1,245)	(1,738)

United Kingdom tax group	33	(102)
Current taxes	(2)	(189)
Deferred taxes	35	87

Spain tax group	131	—
Current taxes	—	—
Deferred taxes	131	—

TP Group (2)	(94)	(114)
Current taxes	(163)	(71)
Deferred taxes	69	(43)

Other subsidiaries	(244)	(305)
Current taxes	(374)	(375)
Deferred taxes	130	70

Group total	(1,419)	(2,329)
Current taxes	(539)	(705)
Deferred taxes	(880)	(1,624)

(1)	See Note 11 to the consolidated financial statements.
(2)	TP Groupis not eligible for the tax consolidation regime.

In 2005 as in 2004, the deferred tax charge for the French consolidated tax group accounts for tax loss carryforwards and, to a lesser extent, for the recoverability horizon. For 2004 more specifically, the deferred tax charge factors in the loss on tax carryforwards for Wanadoo S.A. and Wanadoo France as well as the effects of the change in the corporate income tax rate in France.

In 2005, the deferred tax income for the Spain consolidated tax group consisted primarily of the tax effect from the abandonment of the Amena brand for 121 million euros.

France Telecom S.A. and its principal direct or indirect subsidiaries have been subject to audit by the French Tax Administration since January 2006 concerning the years 2000 through 2004. To date, the audit has not been completed.

3.1.3.3 Consolidated net income after tax of continuing operations

Consolidated net income after tax of continuing operations came to 5,712 million euros in 2005, up from 2,796 million euros in 2004. This 2,916 million euro increase between the two periods is the result of the significant increase in operating income, the reduction in income tax expenses and, to a lesser extent, the improvement in finance costs, net.

3.1.3.4 Consolidated net income after tax of discontinued operations

Consolidated net income after tax of discontinued operations totaled 648 million euros in 2005, compared with 414 million euros in 2004, representing a 234 million euro increase between the two periods.

In 2004 and 2005, the consolidated net income after tax of discontinued operations includes the net income generated by PagesJaunes Group as well as the income from the sale of PagesJaunes Group (sale of 36.9% of the capital in 2004 and of 8.0% of the capital in 2005, see Section 1.1.2 “Business segments” and Note 4 to the consolidated statements).

(millions of euros)	Years ended December 31
	2005 historical basis	2004 historical basis
Net income generated by PagesJaunes Group	262	215

Gain on disposal of PagesJaunes Group	386	199
Gain on disposal of 8.0% of PagesJaunes Group	386	—
Gain on disposal of 36.9% of PagesJaunes Group (1)	—	199

Consolidated net income after tax of discontinued operations	648	414

(1)	Public offer for 36.9% of PagesJaunes Group capital in July 2004. The sale income recognized was limited to the difference between the percentage of PagesJaunes stock offered on the market and the percentage of PagesJaunes stock acquired through the acquisition of minority interests in Wanadoo (29.1% excluding dilution).

3.1.3.5 Consolidated net income after tax

The France Telecom group’s consolidated net income after tax came to 6,360 million euros in 2005, compared with 3,210 million euros in 2004, up 3,150 million euros, reflecting the strong improvement in consolidated net income after tax from continuing activities and, to a lesser extent, the increase in consolidated net income after tax from discontinued operations.

The increase in minority interests between 2004 (193 million euros) and 2005 (651 million euros), representing an increase of 458 million euros, primarily reflects the acquisition of minority interests in Equant, the sale of 44.9% of the capital of PagesJaunes Group in 2004 and 2005, and the improved results recorded for certain France Telecom group companies as well as the optimization of its asset portfolio (see Note 30 to the consolidated financial statements).

After factoring in minority interests, net income attributable to France Telecom S.A. equity holders rose from 3,017 million euros in 2004 to 5,709 million euros in 2005, up 2,692 million euros.

3.1.4 Group capital expenditures

(millions of euros)	Years ended December 31
	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
CAPEX (1)	6,033	5,378	5,126	12.2%	17.7%
CAPEX / Revenues	12.5%	11.5%	11.3%

Telecommunication licenses (1)	97	7	7	ns	ns

Financial investments (2)	7,603	—	4,937	—	54.0%

(1)	See Section 5.6 “Financial glossary” and Note 3 to the consolidated financial statements.
(2)	See Section 5.6 “Financial glossary”.

3.1.4.1 Capital expenditures on tangible and intangible assets excluding telecommunication licenses

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses by business segment

(in millions of euros)	Years ended December 31
CAPEX	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Personal Communication Services (PCS)	3,130	2,889	2,695	8.3%	16.2%
Home Communication Services (HCS)	2,537	2,103	2,051	20.6%	23.7%
Entreprise Communication Services (ECS)	370	386	388	(3.9)%	(4.2)%
Eliminations	(4)	—	(8)	—	ns

Group total	6,033	5,378	5,126	12.2%	17.7%

(1)	See section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses totaled 6,033 million euros in 2005, up from 5,126 million euros in 2004, representing an increase of 17.7%. This increase notably factors in the impact of currency fluctuations (an increase of 89 million euros) and the impact of the changes in consolidation and other changes (an increase of 163 million euros).

On a comparable basis, growth in tangible and intangible assets excluding licenses was 12.2% between the two periods.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses by type

(in millions of euros)	Years ended December 31
CAPEX	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Mobile networks (excluding licenses)	2,206	2,099	1,490	5.1%	48.1%
Fixed-line networks	1,438	1,286	1,282	11.8%	12.2%
IT and customer service platforms	1,497	1,359	1,487	10.2%	0.7%
Other	892	634	867	40.7%	2.8%
of which leased terminals and Livebox	216	77	—	181.3%	—

Group total	6,033	5,378	5,126	12.2%	17.7%

(1)	See section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

In 2005, capital expenditures on mobile networks (excluding licenses) and fixed-line networks were up 5.1% and 11.8% respectively on a comparable basis compared with 2004, primarily due to:

•

the increase in expenditures linked to the 2nd and 3rd generation mobile networks, primarily because of the extension of the 2nd generation network and the investments in the EGDE technology within high-growth mobile subsidiaries in the Rest of the world (particularly Switzerland, Belgium, Romania, Slovakia) and the continued rapid deployment of mobile broadband thanks to the UMTS technology within the UK PCS sub-segment;

•

the development of broadband networks due to the increase in broadband uses and growth in the broadband customer base in France, Spain and the United Kingdom, notably driven by the increase in investments on ADSL.

The sharp increase in capital expenditures for IT and customer service platforms reflected the development of “Voice over IP” technologies and value-added services (content offers such as music and television) within the fixed and mobile segments, both in and outside of France.

In addition to the increase in capital expenditures for leased terminals and Livebox, primarily resulting from the success of the Livebox and ADSL digital television offer, the increase in other capital expenditures on tangible and intangible assets excluding licenses between 2004 and 2005 on a comparable basis was primarily driven by the increase in capital expenditures for the program to relocate and renovate France Telecom stores.

3.1.4.2 Telecommunication licenses

(millions of euros)	Years ended December 31
Telecommunication licenses	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Var. (%) comparable basis (unaudited)	Var. (%) historical basis
ECMS (1)	64	—	—	—	—
Orange Romania (2)	28	—	—	—	—
Orange Dominicana (3)	4	7	7	—	—
Other	1	—	—	—	—

Group total	97	7	7	ns	ns

(1)	Acquisition of additional GSM frequencies in Egypt in 2005.
(2)	Acquisition of a UMTS license in Romania in 2005.
(3)	Extension of the GSM license in the Dominican Republic in 2004 and 2005.

3.1.4.3 Financial investments

Financial investments (see Section 5.6 “Financial glossary “) are described in Section 4.1.3 “Net cash used in investing activities” (see also Note 4 to the consolidated financial statements).

3.2 ANALYSIS OF OPERATING INCOME AND CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS BY BUSINESS SEGMENT

The business segments are described in Section 1.1.2 “Business segments “.

•	Operating aggregates by business segment at December 31, 2005 (historical basis)

(in millions of euros)	Year ended December 31, 2005 (historical)
	PCS	HCS	ECS	Eliminations and unallocated items	Group total
Revenues	23,535	22,534	7,785	(5,772)	48,082
external	22,576	18,075	7,431	—	48,082
inter-segment	959	4,459	354	(5,772)	—

GOM	8,471	7,538	1,949	(5)	17,953

Employee profit-sharing	(75)	(253)	(21)	—	(349)
Share-based compensation	(45)	(92)	(21)	—	(158)
Depreciation and amortization	(3,436)	(3,116)	(477)	5	(7,024)
Impairment of goodwill	—	(11)	—	—	(11)
Impairment of non-current assets	(363)	(14)	(191)	—	(568)
Gains (losses) on disposal of assets	—	—	—	1,089	1,089
Restructuring cost	(1)	(380)	(73)	—	(454)
Share of profits (losses) of associates	(15)	35	—	—	20

Operating income					10,498
allocated by business segment	4,536	3,707	1,166	—	9,409
not allocable	—	—	—	1,089	1,089

CAPEX	3,130	2,537	370	(4)	6,033
Telecommunication licenses	97	—	—	—	97

GOM - CAPEX	5,341	5,001	1,579	(1)	11,920

Average number of employees (full-time equivalents)	35,080	139,886	16,809	—	191,775

•	Operating aggregates by business segment at December 31, 2004 (comparable basis)

(in millions of euros)	Year ended December 31, 2004 (comparable basis (1) unaudited)
	PCS	HCS	ECS	Eliminations and unallocated items	Group total
Revenues	21,913	22,800	8,227	(5,995)	46,945
external	20,840	18,250	7,855	—	46,945
inter-segment	1,073	4,550	372	(5,995)	—

GOM	8,225	7,602	2,024	—	17,851

Employee profit-sharing	—	—	—	—	—
Share-based compensation	—	—	—	—	—
Depreciation and amortization	(3,394)	(3,789)	(656)	—	(7,839)
Impairment of goodwill	—	—	—	—	—
Impairment of non-current assets	—	—	—	—	—
Gains (losses) on disposal of assets	—	—	—	—	—
Restructuring cost	—	—	—	—	—
Share of profits (losses) of associates	—	—	—	—	—

Operating income					—
allocated by business segment	—	—	—	—	—
not allocable	—	—	—	—	—

CAPEX	2,889	2,103	386	—	5,378
Telecommunication licenses	7	—	—	—	7

GOM - CAPEX	5,336	5,499	1,638	—	12,473

Average number of employees (full-time equivalents)	34,137	148,566	17,024	—	199,727

(1)	For the income statement, data on a comparable basis are established up to the GOM. For items between GOM and operating income, data on a comparable basis are established only for depreciation and amortization.

•	Operating aggregates by business segment at December 31, 2004 (historical basis)

(in millions of euros)	Year ended December 31, 2004 (historical)
	PCS	HCS	ECS	Eliminations and unallocated items	Group total
Revenues	20,564	22,440	8,235	(5,954)	45,285
external	19,521	17,902	7,862	—	45,285
inter-segment	1,043	4,538	373	(5,954)	—

GOM	8,076	7,401	2,039	—	17,516

Employee profit-sharing	(72)	(156)	(22)	—	(250)
Share-based compensation	(124)	(212)	(38)	—	(374)
Depreciation and amortization	(3,388)	(3,935)	(657)	—	(7,980)
Impairment of goodwill	—	—	(534)	—	(534)
Impairment of non-current assets	(5)	10	(184)	—	(179)
Gains (losses) on disposal of assets	—	—	—	723	723
Restructuring cost	(15)	(134)	(32)	—	(181)
Share of profits (losses) of associates	—	17	12	—	29

Operating income					8,770
allocated by business segment	4,472	2,991	584	—	8,047
not allocable	—	—	—	723	723

CAPEX	2,695	2,051	388	(8)	5,126
Telecommunication licenses	7	—	—	—	7

GOM - CAPEX	5,381	5,350	1,651	8	12,390

Average number of employees (full-time equivalents)	34,197	148,336	17,014	—	199,547

3.2.1 Personal Communication Services (PCS)

(millions of euros)	Years ended December 31
PCS	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	23,535	21,913	20,564	7.4%	14.4%

GOM	8,471	8,225	8,076	3.0%	4.9%
GOM / Revenues	36.0%	37.5%	39.3%

CAPEX	3,130	2,889	2,695	8.3%	16.2%
CAPEX / Revenues	13.3%	13.2%	13.1%
Telecommunication licenses	97	7	7	ns	ns

GOM - CAPEX	5,341	5,336	5,381	0.1%	(0.7)%

Average number of employees (full-time equivalents)	35,080	34,137	34,197	2.8%	2.6%

(1)	See Section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

The Personal Communication Services (PCS) segment covers mobile telecommunications services in France, the United Kingdom, Spain, Poland, and in the Rest of the world. It consists of five business sub-segments: i) the PCS France sub-segment, which includes Orange subsidiaries in France, Orange Caraïbes and Orange Réunion; ii) the PCS United Kingdom sub-segment, with the Orange subsidiary in the UK; iii) the PCS Spain sub-segment, with the Amena subsidiary; iv) the PCS Poland sub-segment, with the subsidiary PTK Centertel; and v) the PCS Rest of the world sub-segment, which includes international subsidiaries outside France, the UK, Spain and Poland, i.e. primarily Belgium, Moldavia, the Netherlands, Romania, Slovakia, Switzerland, Egypt, Jordan, Botswana, Cameroon, Côte d’Ivoire, Equatorial Guinea, Mauritius, Madagascar, Mali, Senegal and the Dominican Republic.

3.2.1.1 Personal Communication Services France (PCS France)

•	Financial data and workforce – PCS France

(millions of euros)	Years ended December 31
PCS France	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	9,773	9,217	8,365	6.0%	16.8%

GOM	3,636	3,702	3,682	(1.8)%	(1.2)%
GOM / Revenues	37.2%	40.2%	44.0%

CAPEX	968	1,093	1,048	(11.4)%	(7.7)%
CAPEX / Revenues	9.9%	11.9%	12.5%
Telecommunication licenses	—	—	—	—	—

GOM- CAPEX	2,669	2,610	2,633	2.3%	1.3%

Average number of employees (full-time equivalents)	7,308	7,321	7,038	(0.2)%	3.8%

(1)	See section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

•	Operating indicators – PCS France

	Years ended December 31
PCS France	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Total number of customers (1)	22,430	21,241	21,241	5.6%	5.6%
Number of contract customers (1)	13,855	12,876	12,876	7.6%	7.6%
Number of prepaid customers (1)	8,575	8,365	8,365	2.5%	2.5%

ARPU (2) (in euros)	424	428	387	(0.9)%	9.7%
AUPU (2) (in minutes)	175	168	168	4.2%	4.2%

(1)	In thousands. At end of period.
(2)	See Section 5.6 “Financial glossary”.

•	Revenues - PCS France

On an historical basis, revenues generated by the PCS France sub-segment rose 16.8% in 2005, primarily driven by the positive impact of the end of the “Bill & Keep” system on January 1, 2005. Indeed, invoicing between mobile operators was carried out under the “Bill & Keep” system until December 31, 2004.

Under the “Bill & Keep” system, the mobile operator invoiced the entire amount of an outgoing call to another mobile subscriber (the called party), without paying back a portion as remuneration for access to the terminal of the third-party operator’s mobile network. The end of the “Bill & Keep” system on January 1, 2005 resulted in higher revenues for the PCS France sub-segment and the payment of service fees and inter-operator costs in an amount slightly higher than revenues. As a result, to be comparable with the 2005 data, the figures on a comparable basis for 2004 take into account the impact of the end of the “Bill & Keep” system (see Section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”).

On a comparable basis, revenues rose 6.0% in 2005. This growth was primarily related to the 4.0% increase in network revenues (see Section 5.6 “Financial glossary”) generated by the significant rise in the number of customers (up 5.6% to over 22.4 million customers at December 31, 2005), including more than one million broadband customers recruited during the first year since release, and by the increase in equipment revenues (see Section 5.6 “Financial glossary”). This improvement primarily reflects the following factors:

•	the increase in revenues on equipment, representing a positive impact of 80 million euros;

•

the impact of the growing percentage of contract customers (0.98 million customers acquired between December 31, 2004 and December 31, 2005) for which the ARPU (see Section 5.6 “Financial glossary”) is more than 3 times higher than for prepaid offers. Contract customers represented 61.8% of the total number of customers at December 31, 2005, compared with 60.6% one year previously;

•

the positive trend for AUPU, (see Section 5.6 “Financial glossary”), up 4.2%, and in the portion of revenues generated by “non-voice” services (see Section 5.6 “Financial glossary”), which now account for 14.0% of network revenues, compared with 12.7% at December 31, 2004 on a comparable basis.

In addition, the 16.3% reduction in fixed-line to mobile call prices introduced on January 1, 2005 in France had a negative impact on the change in the ARPU, all offers combined.

•	Gross operating margin – PCS France

On an historical basis, operating expenses included in the GOM rose from 4,684 million euros in 2004 to 6,136 million in 2005, up 31.0%. This increase was primarily the result of the end of the “Bill & Keep” system on January 1, 2005, resulting in higher service fees and inter-operator costs in 2005 than in 2004.

On a comparable basis, operating expenses included in the GOM came to -5,515 million euros in 2004 compared with -6,136 million euros in 2005, representing an increase of 11.3%. This change was driven by i) the increase in IT expenses, ii) the fine levied by the Competition Council against the three mobile operators in France, including -256 million euros for Orange France (see Notes 3, 6 and 33 to the consolidated financial statements), and iii) the increase in costs resulting from business growth (primarily service fees and inter-operator costs, and outsourcing fees relating to technical operations and maintenance), which offset the savings achieved on overheads.

Customer acquisition costs (see Section 5.6 “Financial glossary”) for the PCS France sub-segment rose 5.8% between 2004 and 2005 on an historical basis and 6.6% on a comparable basis. Between 2004 and 2005, customer retention costs (see Section 5.6 “Financial glossary) dropped -23.1% on an historical basis and -19.9% on a comparable basis.

Customer acquisition and retention costs as a percentage of revenues dropped from 11.6% in 2004 on an historical basis (10.3% on a comparable basis) to 9.3% 2005.

The PCS France sub-segment GOM was down 1.2% on an historical basis, from 3,682 million euros in 2004 to 3,636 million euros in 2005. On a comparable basis, this reduction comes out at -1.8%. In this way, the ratio of GOM to revenues was 37.2% in 2005, compared with 44.0% on an historical basis and 40.2% on a comparable basis in 2004.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS France

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses for the PCS France sub-segment were down 7.7% to 968 million euros in 2005, compared with 1,048 million euros in 2004. On a comparable basis, this reduction comes out at -11.4% between the two periods, primarily reflecting the reduction in capital expenditures for the deployment of the network with the UMTS technology (with most investments made in 2004). This reduction offset the increase in capital expenditures made to ramp up the existing 2nd generation network in areas with little or no Orange coverage in France, and with the EDGE technology.

3.2.1.2 Personal Communication Services United Kingdom (PCS UK)

•	Financial data and workforce – PCS United Kingdom

(millions of euros)	Years ended December 31
PCS United Kingdom	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	5,832	5,786	5,833	0.8%	(0.0)%

GOM	1,651	1,859	1,843	(11.2)%	(10.4)%
GOM / Revenues	28.3%	32.1%	31.6%

CAPEX	582	579	573	0.5%	1.5%
CAPEX / Revenues	10.0%	10.0%	9.8%
Telecommunication licenses	—	—	—	—	—

GOM - CAPEX	1,069	1,280	1,270	(16.5)%	(15.8)%

Average number of employees (full-time equivalents)	12,090	12,142	11,941	(0.4)%	1.2%

(1)	See section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

•	Operating indicators – PCS United Kingdom

	Years ended December 31
PCS United Kingdom	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Total number of customers (1)	14,858	14,221	14,221	4.5%	4.5%
Number of contract customers (1)	4,978	4,707	4,707	5.8%	5.8%
Number of prepaid customers (1)	9,880	9,514	9,514	3.8%	3.8%

ARPU (2) (in pounds sterling)	263	274	274	(4.0)%	(4.0)%
AUPU (2) (in minutes)	144	144	144	—	—

(1)	In thousands. At end of period.
(2)	See Section 5.6 “Financial glossary”.

•	Revenues – PCS United Kingdom

On an historical basis, revenues generated by the PCS United Kingdom sub-segment remained virtually stable at 5,832 million euros in 2005. This stability reflects the negative impact linked to foreign exchange fluctuations in the pound sterling, offsetting the intrinsic growth recorded by the PCS United Kingdom sub-segment.

On a comparable basis, PCS United Kingdom sub-segment revenue growth came out at 0.8%. Revenues excluding equipment revenues rose 0.4%, while equipment revenues climbed 9.8%.

The PCS United Kingdom sub-segment recorded growth of 4.5% in the total number of customers between December 31, 2005 and December 31, 2004 (more than 0.6 million additional customers over the period) to reach more than 14.8 million active customers at December 31, 2005, up from 14.2 million at December 31, 2004, driven by the increase in the number of contract customers (an additional 0.271 million customers between the two dates).

The total number of customers rose between December 31, 2004 and December 31, 2005. However, the 0.4% change in revenues excluding equipment revenues was generated by:

•

the impact of the reduction in mobile call termination rates effective September 1, 2004. On June 1, 2004, the Office of Communications (OFCOM), the UK telecommunications regulatory authority, published its decision to ask Orange United Kingdom, T-Mobile, O2 and Vodafone to lower their mobile call termination rates. These mobile operators must ensure that their call termination rates do not exceed the average rate of 6.31 pence per minute (for Orange and T-Mobile) and 5.63 pence per minute (for O2 and Vodafone) for the period from September 1, 2004 to March 31, 2006. Excluding this rate cut, growth in revenues excluding equipment revenues would have been 4.9% instead of 0.4%;

•

a more competitive environment particularly affecting the ARPU (primarily because of the reduction in the “voice” ARPU) for prepaid offers, coming in at 109 pounds sterling at December 31, 2005, down from 123 pounds sterling at December 31, 2004.

These reductions were only partially offset by the 11.6% increase in revenues for “non-voice” services, driven by the increase in use of multimedia messaging (MMS) and data services, primarily by contract customers.

In addition, equipment revenue growth was linked to the 11.0% increase in the number of migrations over from prepaid offers to contract or higher offers as well as the 14.6% increase in the number of new customers, which largely offset the -3.3% reduction in the average sales price for a mobile phone. The impact of this reduction can be seen in the increase in customer acquisition and retention costs (see Section below).

•	Gross operating margin – PCS United Kingdom

Between 2004 and 2005, customer acquisition costs were up 27.9% on an historical basis and 29.0% on a comparable basis for the PCS United Kingdom sub-segment due to the rise in the average distribution commissions and the number of sales transactions. The average acquisition cost per new customer rose from 95.3 pounds sterling in 2004 to 107.2 pounds sterling in 2005 on account of the 17.3% increase in the average acquisition cost for contract customers, which offset the reduction in this cost for prepaid offers (-6.8%).

Customer retention costs in relation to expenditures made to maintain the number of customers in a competitive market rose 9.7% on an historical basis and 10.5% on a comparable basis. This change primarily reflects the increase in the number of migrations over from prepaid to contract or higher offers. The average customer retention cost per migrated customer was down 0.4% to 154.4 pounds sterling in 2005, factoring in the drop in the average retention cost for prepaid customers, which was partially offset by the increase in this cost for contract customers.

In this way, as a percentage of revenues, acquisition and retention costs rose from 18.1% in 2004, on both an historical and a comparable basis, to 21.9% in 2005.

The churn rate (see Section 5.6 “Financial glossary”) rose 1.5 points (25.4% at December 31, 2004 and 26.9% at December 31, 2005), reflecting the 1.7 point increase in the churn rate for prepaid customers (30.5% at December 31, 2004 versus 32.2% at December 31, 2005) and the virtual stability of the churn rate on contract customers (23.9% at December 31, 2004 compared with 23.8% at December 31, 2005).

Operating expenses included in the PCS United Kingdom business sub-segment GOM totaled -4,180 million euros in 2005, compared with -3,989 million euros in 2004, up 4.8% on an historical basis (6.5% on a comparable basis).

On an historical basis, the PCS United Kingdom sub-segment GOM dropped 10.4%. On a comparable basis, it was down 11.2% to 1,651 million euros in 2005 from 1,859 million euros in 2004. The ratio of GOM to revenues was 28.3% in 2005, compared with 32.1% in 2004 on a comparable basis.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS United Kingdom

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses rose 1.5% to 582 million euros in 2005.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses rose 0.5%, reflecting the increase in capital expenditures on 3rd generation equipment and mobile infrastructures (UMTS), which offset the reduction in non-mobile network expenditures and notably purchases and IT equipment-related expenditure.

3.2.1.3 Personal Communication Services Spain (PCS Spain)

Following the acquisition of the Spanish mobile operator Amena on November 8, 2005 (see Section 4.1.3 “Net cash used in investing activities” and Note 4 to the consolidated financial statements), this company, which makes up the PCS Spain sub-segment, was fully consolidated over the last two months of 2005. In the table below, the data on a comparable basis for 2004 also cover the last two months of 2004.

For information, over the twelve months of 2005, PCS Spain revenues came to 3,212 million euros, with a GOM of 1,005 million euros and 552 million euros in capital expenditures on tangible and intangible excluding licenses.

•	Financial data and workforce – PCS Spain

(millions of euros)	Years ended December 31
PCS Spain	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	536	496	—	8.0%	—

GOM	109	116	—	(6.2)%	—
GOM / Revenues	20.2%	23.3%

CAPEX	133	119	—	11.3%	—
CAPEX / Revenues	24.8%	24.1%
Telecommunication licenses	—	—	—	—	—

GOM - CAPEX	(24)	(4)	—	ns	—

Average number of employees (full-time equivalents)	368	368	—	—	—

(1)	See section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

•	Operating indicators – PCS Spain

	Years ended December 31
PCS Spain	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Total number of customers (1)	10,301	9,275	—	11.1%	—
Number of contract customers (1)	4,997	4,271	—	17.0%	—
Number of prepaid customers (1)	5,304	5,004	—	6.0%	—

ARPU (2) (in euros)	301	—	—	—	—
AUPU (2) (in minutes)	120	106	—	13.2%	—

(1)	In thousands. At end of period.
(2)	See section 5.6 “Financial glossary”.

•	Revenues – PCS Spain

On a comparable basis, revenues generated by the PCS Spain sub-segment rose 8.0% over the last two months of 2005 to 536 million euros.

This growth was essentially driven by the 11.1% increase in the number of customers, representing a total of 10.3 million customers at December 31, 2005, largely offsetting the unfavorable -14 million euro impact resulting from the reduction in call termination rates for mobile networks.

This upturn in revenues reflects:

•

the impact of the growing proportion of contract customers (205,000 customers acquired over the last two months of 2005), for which the ARPU is 3 times higher than for prepaid customers (481 euros for contract customers, compared with 131 euros for prepaid customers). In addition, contract customers represented 48.5% of the total number of customers at December 31, 2005, up from 46.0% one year earlier;

•	the positive AUPU trend, up 13.2% (120 minutes in 2005, compared with 106 minutes in 2004 on a comparable basis).

•	Gross operating margin – PCS Spain

Customer acquisition and retention costs for the PCS Spain sub-segment rose 29.7% on a comparable basis over the last two months of 2005, primarily reflecting the increase in new customers over the period.

As a percentage of revenues, acquisition and retention costs rose from 20.7% of revenues for the last two months of 2004 to 24.9% for the last two months of 2005. The churn rate for contract customers dropped from 24.0% for 2004 to 21.5% for 2005. The total churn rate also fell between the two periods (23.8% for 2005, compared with 25.8% for 2004).

On a comparable basis, operating expenses included in the GOM rose by a total of 12.3%, climbing from -381 million euros in 2004 (last two months of the year) to -428 million euros in 2005 (last two months of the year).

On a comparable basis, the PCS Spain sub-segment GOM fell -6.2% to 109 million euros in 2005, down from 116 million euros in 2004. This change notably factors in the -10 million euro negative impact linked to the cut in call termination rates for mobile networks.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS Spain

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses rose 11.3% to 133 million euros over the last two months of 2005. This change reflects the ongoing deployment of the 3rd generation network (UMTS) and the expansion of the existing network into areas in Spain in which Amena had previously offered little or no coverage.

3.2.1.4 Personal Communication Services Poland (PCS Poland)

•	Financial data and workforce – PCS Poland

(millions of euros)	Years ended December 31
PCS Poland	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Revenues	1,598	1,402	1,247	13.9%	28.1%

GOM	604	522	464	15.8%	30.2%
GOM / Revenues	37.8%	37.2%	37.2%

CAPEX	309	249	222	24.1%	39.5%
CAPEX / Revenues	19.4%	17.8%	17.8%
Telecommunication licenses	—	—	—	—	—

GOM - CAPEX	295	273	242	8.2%	21.7%

Average number of employees (full-time equivalents)	3,121	2,743	2,743	13.8%	13.8%

(1)	See section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

•	Operating indicators – PCS Poland

	Years ended December 31
PCS Poland	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Total number of customers (1)	9,919	7,440	7,440	33.3%	33.3%
Number of contract customers (1)	4,035	3,234	3,234	24.8%	24.8%
Number of prepaid customers (1)	5,884	4,207	4,207	39.9%	39.9%
ARPU (2) (in euros)	721	861	861	(16.3)%	(16.3)%
AUPU (2) (in minutes)	81	71	71	14.1%	14.1%

(1)	In thousands. At end of period.
(2)	See Section 5.6 “Financial glossary”.

•	Revenues – PCS Poland

On an historical basis, revenues generated by the PCS Poland sub-segment rose 28.1% to 1,598 million euros in 2005, notably driven by the 155 million euro impact linked to the positive change in the average exchange rate for the Polish zloty between 2004 and 2005.

On a comparable basis, the 13.9% increase was primarily generated by rapid growth in the number of customers at PTK Centertel: at December 31, 2005, it had over 9.9 million customers, an increase of more than 33% in relation to December 31, 2004.

Growth in the Polish mobile market (29.2 million mobile customers at December 31, 2005, compared with 23.1 million one year earlier) was primarily driven by the increase in the number of prepaid offers (at December 31, 2005, they represented 59.3% of the total number of new mobile customers, up from 56.5% one year earlier). The market penetration rate surged from 60.3% at December 31, 2004 to 76.6% at December 31, 2005.

In addition, PTK Centertel continued to hold a leading position on new customer acquisitions (40.3% at December 31, 2005) while improving its market share for all offers combined as well as for each type. In this way, its total market share was 34.0% at December 31, 2005, representing a gain of 1.8 points in one year. The market share for contract customers reached 35.6% at December 31, 2005, up from 33.7% at December 31, 2004, and the market share for prepaid offers rose from 31.2% at December 31, 2004 to 32.9% at December 31, 2005.

The combined effect of PTK Centertel offers switching over to the Orange brand on September 15, 2005, and the launch of new offers and innovative mobile services enabled PTK Centertel to maintain its leadership in contract customers. In this way, PTK Centertel’s market share out of the number of additional contract customers acquired during the period was 45.8% at December 31, 2005.

•	Gross operating margin – PCS Poland

The PCS Poland sub-segment GOM rose sharply from 464 million euros in 2004 on an historical basis, and 522 million euros on a comparable basis, to 604 million euros in 2005, up 30.2% on an historical basis and 15.8% on a comparable basis.

On a comparable basis, this growth reflects the combined impact of revenue growth, largely offsetting the 12.9% jump in operating expenses included in the GOM. This change primarily concerns the 41.6% increase in service fees and inter-operator costs generated by the increase in i) interconnection traffic, ii) roaming expenses, and iii) the number of SMS.

As a percentage of revenues, the GOM rose from 37.2% in 2004 on an historical and comparable basis to 37.8% in 2005.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS Poland

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses rose 39.5% to 309 million euros in 2005.

On a comparable basis, capital expenditures increased by 24.1%, primarily reflecting the increase in expenditure relative to the deployment of the EDGE and UMTS technology networks, as well as the extension of 2nd generation network coverage. As a result, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues rose to 19.4% in 2005 from 17.8% in 2004 (on an historical and a comparable basis).

3.2.1.5 Personal Communication Services Rest of the world (PCS Rest of the world)

•	Financial data and workforce – PCS Rest of the world

(millions of euros)	Years ended December 31
PCS Rest of the world	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Revenues	5,991	5,170	5,290	15.9%	13.3%

GOM	2,471	2,026	1,980	22.0%	24.8%
GOM / Revenues	41.2%	39.2%	37.4%

CAPEX	1,138	848	815	34.1%	39.6%
CAPEX / Revenues	19.0%	16.4%	15.4%
Telecommunication licenses	97	7	7	ns	ns

GOM - CAPEX	1,333	1,177	1,165	13.2%	14.4%

Average number of employees (full-time equivalents)	12,193	11,563	11,804	5.5%	3.3%

(1)	See section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

•	Operating indicators – PCS Rest of the world

	Years ended December 31
PCS Rest of the world	2005 historical	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Belgium
Revenues (1)	1,453	1,345	1,345	8.0%	8.0%
Total number of customers (2)	2,913	2,846	2,846	2.4%	2.4%
ARPU (3) (in €)	456	—	440	—	3.6%

Switzerland
Revenues (1)	876	828	834	5.8%	5.0%
Total number of customers (2)	1,249	1,137	1,137	9.8%	9.8%
ARPU (3) (in €)	696	—	683	—	1.9%

Romania
Revenues (1)	870	625	625	39.2%	39.1%
Total number of customers (2)	6,823	4,938	4,938	38.2%	38.2%
ARPU (3) (in €)	144	—	148	—	(2.7)%

Netherlands
Revenues (1)	635	587	587	8.3%	8.3%
Total number of customers (2)	1,914	1,701	1,701	12.5%	12.5%
ARPU (3) (in €)	295	—	348	—	(15.2)%

Slovakia
Revenues (1)	556	498	480	11.5%	15.7%
Total number of customers (2)	2,519	2,361	2,361	6.7%	6.7%
ARPU (3) (in €)	218	—	209	—	4.3%

Egypt
Revenues (1)	539	461	430	16.9%	25.3%
Total number of customers (at 71.25%) (2)	4,771	2,861	2,861	66.7%	66.7%
ARPU (3) (in €)	137	—	167	—	(18.0)%

Other subsidiaries (4)
Total number of customers (2)	6,618	4,569	3,924	44.9%	68.6%

Total
Total number of customers (2)	26,807	20,413	19,768	31.3%	35.6%

(1)	In millions of euros.
(2)	In thousands. At end of period.
(3)	See Section 5.6 “Financial glossary”.
(4)	Other subsidiaries include subsidiaries in Botswana, Cameroon, Côte d’Ivoire, Equatorial Guinea, Mauritius, Jordan, Madagascar, Mali, Moldavia, the Dominican Republic and Senegal.

•	Revenues – PCS Rest of the world

On an historical basis, revenues for the PCS Rest of the world sub-segment rose 13.3% to 5,991 million euros in 2005. This change notably factors in the -132 million euro negative impact linked to changes in the scope of consolidation and other changes, partially offset by the positive change linked to currency fluctuations, primarily on the Egyptian pound (a 21 million euro increase). The changes in the scope of consolidation concerned i) the sale of Orange Denmark on October 11, 2004, effective January 1, 2004 in data on a comparable basis, ii) the full consolidation of Sonatel Mobiles and Ikatel on July 1, 2005, effective on July 1, 2004 in data on a comparable basis, and iii) the consolidation of controlled entities or entities over which the Getesa subsidiary had a significant influence on January 1, 2005, effective January 1, 2004 in data on a comparable basis.

On a comparable basis, revenues rose 15.9%, driven by the total 31.3% increase in the number of active customers and the dynamic growth achieved by subsidiaries, particularly in Romania, Belgium, Egypt, Slovakia, Switzerland and the Netherlands.

•	Gross operating margin – PCS Rest of the world

On an historical basis, operating expenses included under the PCS Rest of the world segment GOM rose 6.7% on an historical basis between 2004 and 2005 to -3,521 million euros in 2005.

On a comparable basis, operating expenses included in the GOM rose 12.0% between the two periods in light of the increase in operating expenses excluding labour expenses (wages and employee benefit expenses), primarily in Belgium, Romania and Switzerland, and in high-growth subsidiaries, notably in the Dominican Republic and Egypt. The increases primarily concern the following items:

•	service fees and inter-operator costs, up 14.1% due to mobile traffic growth;

•	commercial expenses, up 12.1% because of growth in the number of customers, primarily in Switzerland, the Dominican Republic, Romania and African subsidiaries;

•	real estate fees.

On an historical basis, the GOM for the PCS Rest of the world segment surged 24.8% to 2,471 million euros in 2005, up from 1,980 million euros in 2004. On a comparable basis, the increase was 22.0%. In this way, the ratio of the GOM to revenues came to 41.2% in 2005, compared with 37.4% in 2004 on an historical basis and 39.2% on a comparable basis.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – PCS – Rest of the world

Capital expenditures on tangible and intangible assets excluding licenses totaled 1,138 million euros in 2005, compared with 815 million euros in 2004, up 39.6% between the two periods on an historical basis (34.1% on a comparable basis). Capital expenditures on tangible and intangible assets concern the deployment of the EDGE and UMTS technology networks (particularly in Switzerland, Belgium, Romania and Slovakia) and the extension of the 2nd generation network.

•	Telecommunication licenses

In 2005, expenditures for the acquisition of telecommunication licenses totaled 97 million euros, essentially representing the acquisition of additional GSM frequencies by ECMS in Egypt for 64 million euros, and the acquisition of a 3rd generation license (UMTS technology) by Orange Romania for 28 million euros.

In 2004, the extension of the GSM license held by the Orange subsidiary in the Dominican Republic for 7 million euros on an historical basis represented the year’s only mobile license acquisition.

3.2.2 Home Communication Services (HCS)

(millions of euros)	Years ended December 31
HCS	2005 historical	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Revenues	22,534	22,800	22,440	(1.2)%	0.4%

GOM	7,538	7,602	7,401	(0.8)%	1.9%
GOM / Revenues	33.5%	33.3%	33.0%

CAPEX	2,537	2,103	2,051	20.6%	23.7%
CAPEX / Revenues	11.3%	9.2%	9.1%

Telecommunication licenses	5,001	5,499	5,350	(9.1)%	(6.6)%

GOM - CAPEX	139,886	148,566	148,336	(5.8)%	(5.7)%

(1)	See Section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

The Home Communication Services (HCS) segment covers fixed telecommunication service activities (fixed-line telephony, Internet services, and services for operators) in France, Poland and the Rest of the world, as well as distribution activities and support functions provided to other segments within the France Telecom group. It includes three business sub-segments: i) the HCS France sub-segment, ii) the HCS Poland sub-segment, which includes TP S.A. and its subsidiaries (excluding mobile subsidiaries), and iii) the HCS Rest of the world sub-segment, covering the fixed-line and Internet operations of international subsidiaries, excluding France and Poland, i.e. Spain, the Netherlands, the United Kingdom, Côte d’Ivoire, Mauritius, Jordan and Senegal.

3.2.2.1 Home Communication Services France (HCS France)

(millions of euros)	Years ended December 31
HCS France	2005 historical	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Revenues	17,718	17,914	18,002	(1.1)%	(1.6)%

GOM	5,920	5,748	5,763	3.0%	2.7%
GOM / Revenues	33.4%	32.1%	32.0%

CAPEX	1,805	1,383	1,403	30.5%	28.7%
CAPEX / Revenues	10.2%	7.7%	7.8%

Telecommunication licenses	4,114	4,365	4,360	(5.7)%	(5.6)%

GOM - CAPEX	101,593	106,677	107,077	(4.8)%	(5.1)%

(1)	See section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

3.2.2.1.1 Revenues – HCS France

(millions of euros)	Years ended December 31
HCS France	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Consumer services	9,677	9,776	9,886	(1.0)%	(2.1)%
Carrier services	5,504	5,591	5,577	(1.6)%	(1.3)%
Other HCS in France	2,537	2,547	2,539	(0.4)%	(0.1)%

HCS France revenues	17,718	17,914	18,002	(1.1)%	(1.6)%

3.2.2.1.1.1 Revenues – HCS France – Consumer Services

•	Breakdown of revenues

(millions of euros)	Years ended December 31
HCS France Consumer Services	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Subscription fees	4,173	4,007	4,007	4.2%	4.2%
Calling services	3,106	3,580	3,580	(13.2)%	(13.2)%
Online and Internet access services	1,534	1,293	1,293	18.6%	18.6%
Sub-total Consumer fixed-line services	8,813	8,880	8,880	(0.8)%	(0.8)%

Other Consumer services	864	896	1,006	(3.5)%	(14.1)%
Consumer Services revenues	9,677	9,776	9,886	(1.0)%	(2.1)%

•	Operating indicators

	Years ended December 31
HCS France Consumer Services	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Number of Consumer telephone lines (1) (millions)	26.9	—	27.5	—	(2.0)%

“Voice” telephone traffic of Consumer customers (2) (billions of minutes)	47.1	—	51.9	—	(9.3)%

Number of Consumer customers for ADSL broadband uses (3)	4,457	—	2,927	—	52.3%

Number of subscribers to multi-service offers :
Number of leased Livebox(3)	1,559	—	234	—	ns
Number of subscribers to “Voice over IP” services (3)	830	—	150	—	ns
Number of subscribers to ADSL TV offers (3)	200	—	69	—	189.8%

(1)	End of period. This figure includes standard analog lines (excluding full unbundled lines) and Numéris (ISDN) channels, with each Numéris channel accounted for as one line.
(2)	Excluding “Voice over IP” traffic.
(3)	In thousands. At end of period.

•	Change in revenues

Revenues on Consumer Services were down 0.8% in 2005 on an historical basis and on a comparable basis in relation to 2004. The ARPU for Consumer fixed-line services (see Section 5.6 “Financial glossary”) remained stable at 27.0 euros in 2005, compared with 26.9 euros in 2004. The impact of the rapid development of broadband ADSL services and the basic telephone subscription rate hike introduced on March 3, 2005 more than offset the reduction in revenues from Consumer calling services.

•	Revenues from Consumer Subscription fees

The 4.2% increase in Consumer Subscription fees revenues (on both an historical and a comparable basis) is essentially due to the impact of the 7.6% residential telephone subscription price hike that was implemented on March 3, 2005. This was compounded by the steady growth achieved in revenues from rate options and services in addition to the basic subscription. These positive effects were partially offset by the impact of the -2.0% reduction in the number of phone lines linked to the expansion of full unbundling, revenues from which are recognized with Network and Operator services.

•	Revenues from Consumer Calling services

The revenues generated by Consumer Calling services in 2005 fell -13.2% on an historical and comparable basis, driven by:

•

the impact of reductions in prices for calls to mobiles (which occurred in March 2004 for Bouygues Télécom and in January 2005 for calls to all Orange, SFR and Bouygues Télécom mobiles), and the cuts applied for the general rate at the same time as the increase in the subscription rate on March 3, 2005;

•

the reduction in the total switched telephone traffic market (measured to the inter-connection), which picked up pace significantly over the fourth quarter of 2005, reflecting the development of “Voice over IP” services;

•

market share losses in the switched telephone network (STN), although still lower than the loss in previous years, primarily because of the success of the new range of rate offers (the Atout line) launched on August 24, 2005, including unlimited packages.

•	Revenues from Consumer Online and Internet access services

The 18.6% increase in revenues from Consumer Online and Internet access services (on an historical and a comparable basis) was driven by the rapid development of ADSL broadband services, partially offset by rate cuts. There were 4,457 million Consumer customers for ADSL broadband at December 31, 2005, up from 2,927 million customers one year earlier, an increase of 52.3% in one year.

Growth in broadband ADSL access was intensified by:

•	the number of leased Livebox gateways, with 1,559 million at December 31, 2005, compared with 0.234 million one year earlier;

•	the “Voice over IP” offer, sold as an option, along with the broadband Internet subscription, had 830,000 customers at December 31, 2005, compared with 150,000 at December 31, 2004;

•	ADSL television, which is also growing rapidly, with 199,591 customers at December 31, 2005, compared with 68,880 one year earlier;

•	application services supplementing the basic services, notably the anti-virus and anti-spam security offers, which are also developing rapidly.

The impact of the development of broadband ADSL usages was partially offset by the following:

•

the continued reduction in the number of low-speed Internet customers as they migrated over to ADSL broadband, with 1.510 million low-speed customers at December 31, 2005, compared with 2,069 million one year earlier;

•	the downturn in revenues from the Télétel kiosque.

•	Revenues from Other Consumer services

On an historical basis, the 14.1% drop in revenues from Other Consumer services between 2004 and 2005 largely reflects the sale of France Telecom Câble (FTC) at March 31, 2005.

On a comparable basis, revenues from Other Consumer Services were down 3.5% between the two periods, linked to the 24.8% drop in public telephone traffic and card services, as well as the downturn in the telephone terminal leasing business, with the number of leased terminals (excluding Livebox gateways) down 19.1% in one year. These negative effects were partially offset by the significant growth achieved in revenues from portals and content services (Wanadoo portals online advertising). Revenues from terminal sales remained stable overall: the increase in DECT handset sales, driven by the rapid development of “Voice over IP” services, offset the impact of the steady erosion in sales prices.

3.2.2.1.1.2 Revenues – HCS France – Carrier Services

•	Breakdown of revenues

(millions of euros)	Years ended December 31
HCS France Carrier Services	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Domestic Carrier services	2,675	2,516	2,516	6.3%	6.3%
Other Carrier services	2,829	3,075	3,061	(8.0)%	(7.6)%

Carrier Services revenues	5,504	5,591	5,577	(1.6)%	(1.3)%

Revenues generated by Carrier Services were down 1.3% on an historical basis and 1.6% on a comparable basis: the 6.3% increase in Domestic Carrier Services (on an historical and a comparable basis) was offset by the reduction in Other Carrier Services (down 7.6% on an historical basis and 8.0% on a comparable basis).

•	Operating indicators

	Years ended December 31
HCS France Carrier Services	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Traffic (in billions of minutes) :
Domestic interconnection “voice” traffic	53.7	—	47.6	—	12.7%
Internet interconnection traffic	17.6	—	27.9	—	(37.0)%
Incoming international traffic	4.1	—	3.9	—	3.2%

Wholesale sales of ADSL access to third party IAPs (1) (2)	1,614	—	1,490	—	8.3%

Number of unbundled telephone lines (1)	2,827	—	1,591	—	77.7%
Number of partially unbundled telephone lines (1)	2,229	—	1,496	—	49.0%
Number of fully unbundled telephone lines (1)	598	—	95	—	ns

(1)	In thousands. At end of period.

•	Change in revenues

•	Revenues from Domestic Carrier services

Between 2004 and 2005, the 6.3% increase in revenues from Domestic Carrier services (on an historical and a comparable basis) was driven primarily by the rapid development of the ADSL broadband market, particularly with the unbundling of telephone lines, the number of which almost doubled in one year to 2.827 million (including 597,900 fully unbundled lines), up from 1.591 million at December 31, 2004 (including 95,000 fully unbundled lines). At the same time, revenues from the wholesale sale of ADSL access to third-party Internet service providers grew 3.8% because of the increase in the number of ADSL accesses sold wholesale to third-party Internet service providers, representing 1.614 million accesses at December 31, 2005, compared with 1.490 million at December 31, 2004.

Revenues from domestic interconnections remained stable over 2005, compared with the previous year (-0.3%): the impact of growth in domestic interconnection “voice” traffic was offset by the substantial reduction in “low-speed Internet” interconnection traffic. Lastly, revenues from carrier data services (leased lines and Turbo DSL services) rose 5.7% linked to intra-group sales, notably reflecting the development of Orange broadband services in France (EDGE and UMTS technologies).

•	Revenues from Other Carrier services

The -7.6% reduction in revenues from Other Carrier services on a comparable basis (down 0.8% on an historical basis) primarily corresponds to the decrease in revenues from services provided to other segments (lower telephone traffic volume and lower terminations prices in particular for calls to mobile handsets). The services provided to other business segments represented 69% of revenues from Other Carrier Services in 2005. Revenues from service contracts with satellite operators also fell as a result of France Telecom’s gradual withdrawal from its space activities.

Between 2004 and 2005, the impact of these reductions was partially offset by the 11.2% increase on an historical basis and 6.4% on a comparable basis in revenues generated by international carrier services, driven by the strong increase in transit services (circuit leasing and call rerouting) recorded over the second half of 2005, while revenues from incoming international calls were impacted by the reduction in the average price for royalties.

Lastly, revenues relating to undersea cable installation and maintenance services remained stable in 2005 compared with the previous year.

3.2.2.1.1.3 Revenues – Other Home Communication Services in France

(millions of euros)	Years ended December 31
HCS France Other HCS in France	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Other HCS in France revenues	2,537	2,547	2,539	(0.4)%	(0.1)%

Revenues from Other Home Communication Services in France totaled 2,537 million euros in 2005, compared with 2,539 million euros in 2004 on an historical basis, and 2,547 million euros on a comparable basis, down 0.1% on an historical basis and 0.4% on a comparable basis.

Nearly three quarters (73.4% in 2005) of revenues from Other Home Communications Services in France concerns income generated through services provided to other business segments, notably retail fees and commissions, IT services in line with the pooling of the Group’s IT systems, and the leasing of premises.

External revenues concern:

•

the online commerce activity, equipment sales and leases (excluding equipment revenues for the Personal Communication Services (PCS) segment and Consumer Fixed-Line Services), and customer services such as operator information and home customer assistance;

•	revenues generated by the development of Research and Development activities (revenues from licenses and software);

•	information system consulting and engineering services for telecommunications operators.

3.2.2.1.2 Gross operating margin – HCS France

Operating expenses included in the GOM for the HCS France sub-segment came to -11,798 million euros in 2005, compared with -12,239 million euros in 2004 on an historical basis and -12,165 million euros on a comparable basis. Operating expenses included in the GOM were down 3.6% on an historical basis and -3.0% on a comparable basis between the two periods.

On a comparable basis, this 367 million euro decrease between 2004 and 2005 primarily reflects:

•

the reduction in external purchases, primarily due to the decrease in service fees and inter-operator costs, reflecting the reduction in the volume of service fees and in mobile call termination rates, partially offset by i) the increase in expenses for content purchases (football, music and fee-based services), and ii) the increase in IT expenses and outsourcing fees relating to technical operations and maintenance, notably linked to the pooling of a portion of the Group’s IT services, and the increase in technical outsourcing for the program to strengthen service quality rolled out over the second half of 2004;

•

the reduction in other operating income and expenses, linked essentially to non-recurring income (reversal of a 199 million euro provision on the Group’s operations in Lebanon, see Notes 3, 6 and 33 to the consolidated financial statements);

•	the decrease in labour expenses (wages and employee benefit expenses), linked primarily to the decrease in the number of employees in the HCS France business sub-segment.

The HCS France sub-segment GOM rose 2.7% on an historical basis and 3.0% on a comparable basis to 5,920 million euros in 2005. The ratio of GOM to revenues was up from 32.0% in 2004 on an historical basis and 32.1% on a comparable basis to 33.4% in 2005.

3.2.2.1.3 Capital expenditures on tangible and intangible assets excluding telecommunication licenses – HCS France

Capital expenditures on tangible and intangible assets excluding licenses for the HCS France sub-segment rose 28.7% on an historical basis and 30.5% on a comparable basis to 1,805 million euros in 2005.

On a comparable basis, the 422 million euro increase mainly concerns capital expenditures linked to IT, the extension and restructuring of the network, and customer service platforms. On a comparable basis, the main capital expenditure items that increased between 2004 and 2005 were as follows:

•	IT applications and equipment, up 141 million euros or 49.2% as a result of the pooling of a portion of the Group’s IT management and purchases;

•

network infrastructures and equipment (particularly with the increase in ADSL expenditures), up 71 million euros or 8.9%, primarily driven by the deployment of broadband networks, growth in broadband usages (digital TV on ADSL and ADSL 2+, for example), which required the extension or in certain cases the restructuring of the existing network;

•	customer service platforms (after sales, quality), up 73 million euros.

3.2.2.2 Home Communication Services Poland (HCS Poland)

•	Financial data and workforce – HCS Poland

(millions of euros)	Years ended December 31
HCS Poland	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Revenues	3,141	3,380	3,011	(7.0)%	4.3%

GOM	1,406	1,581	1,404	(11.1)%	0.1%
GOM / Revenues	44.7%	46.8%	46.6%

CAPEX	448	537	478	(16.5)%	(6.2)%
CAPEX / Revenues	14.3%	15.9%	15.9%

GOM - CAPEX	958	1,045	926	(8.3)%	3.4%

Average number of employees (full-time equivalents)	31,097	34,237	33,966	(9.2)%	(8.4)%

(1)	See section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

•	Operating indicators – HCS Poland

(thousands - end of period)	Years ended December 31
HCS Poland	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Number of fixed-line telephony customers (1)	10,607	10,815	11,362	(1.9)%	(6.6)%
Number of broadband Internet customers (ADSL+SDI (2))	1,166	684	684	70.3%	70.3%

(1)	The numbers of fixed-line telephony customers at December 31, 2005 and December 31, 2004 on a comparable basis have been corrected.
(2)	SDI: rapid Internet access technology.

•	Revenues – HCS Poland

On an historical basis, currency fluctuations between the Polish zloty and the euro came out positive between 2004 and 2005. As a result of the appreciation of the Polish zloty, HCS Poland sub-segment revenues rose 4.3% between the two periods to 3,141 million euros in 2005.

On a comparable basis, revenues generated by the HCS Poland segment were down 7.0% between 2004 and 2005, primarily because of the reduction in “voice” traffic revenues, which was only partially offset by i) the increase in revenues from high-growth services such as broadband Internet access and data transmission, and ii) to a lesser extent the increase in wholesale activities.

The reduction in telephone traffic revenues is due notably to (i) the growing impact of fixed-to-mobile replacement, and (ii) the drop in the Polish operator’s market share on switched telephone traffic following call deregulation (all destinations), and (iii) the challenging competitive environment.

The HCS Poland sub-segment continued migrating its customers over from the traditional initial offers to the New Tariff Plans (launched in 2004), with a higher subscription rate. As a result, at December 31, 2005, more than 3.5 million customers had opted for the New Tariff Plans. This has increased the proportion of customers subscribing to one of these new offers in relation to the total number of home customers. In addition to the slowdown in the reduction in traffic (switched voice) and the increase in the percentage of subscription-based revenues (49% of “voice” revenues in 2005, compared with 41% in 2004), the success of these new offers enabled TP S.A. to defend its market share on voice services.

In addition, broadband Internet access revenues for the HCS Poland sub-segment rose 71% in 2005 on a comparable basis, driven by the 482,000 increase in the number of broadband customers over 2005 (1.17 million broadband customers at December 31, 2005, compared with 0.684 million one year earlier). This positive trend enabled TP S.A. i) to maintain a leading position in the Polish broadband market, with a market share of 71% at December 31, 2005 and ii) to offset the drop in revenues from low-speed Internet to a great extent, raising the percentage of revenues from Internet access services by 24% in 2005.

Lastly, data transmission services (including low and high-speed Internet, data transmission and leased lines), up 15% in 2005, represented 17% of total HCS Poland sub-segment revenues in 2005, compared with 13% in 2004.

•	Gross operating margin – HCS Poland

On an historical basis, the HCS Poland sub-segment GOM rose 0.1% from 1,404 million euros in 2004 to 1,406 million euros in 2005, with this change reflecting the positive impact of foreign exchange fluctuations in the Polish zloty between 2004 and 2005.

On a comparable basis, the GOM fell -11.1% to 1,406 million euros in 2005, primarily factoring in the reduction in revenues, only partially offset by the significant cost savings achieved under the ongoing program to reduce operating expenses. On a comparable basis, these gains were primarily achieved on:

•

labour expenses (wages and employee benefit expenses), down 10.1% due to a reduction in the number of employees (active employees at end of period) under the restructuring plan, which resulted in a 9.2% reduction in the average number of employees (full-time equivalents) between 2004 and 2005;

•	costs for outsourcing and fees and other overheads;

•	interconnection expenses resulting from the reduction in fixed-line calls to mobiles, wholesale sales, and interconnection prices.

As a percentage of revenues, the GOM dropped from 46.6% in 2004 on an historical basis (46.8% on a comparable basis) to 44.7% in 2005.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – HCS Poland

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses fell -6.2% to 448 million euros in 2005.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses were down 16.5%, with this change reflecting i) the effort to optimize capital expenditures on networks and IT purchases (software and licenses) and ii) lower capital expenditures in 2005 following the completion in 2004 of most of the investments linked to customer relationship management tools.

As a result, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues was down 1.6 points both on an historical and a comparable basis, dropping to 14.3% in June 2005.

3.2.2.3 Home Communication Services (HCS Rest of the world)

•	Financial data and workforce – HCS Rest of the world

(millions of euros)	Years ended December 31
HCS Rest of the world	2005 historical basis	2004 comparable basis (1) (unaudited)	2004 historical basis	Change (%) comparable basis (1) (unaudited)	Change (%) historical basis
Revenues	1,837	1,671	1,584	9.9%	16.0%

GOM	213	273	233	(22.0)%	(8.8)%
GOM / Revenues	11.6%	16.3%	14.7%

CAPEX	284	183	168	54.8%	69.0%
CAPEX / Revenues	15.4%	11.0%	10.6%

GOM - CAPEX	(71)	90	65	ns	ns

Average number of employees (full-time equivalents)	7,196	7,652	7,293	(6.0)%	(1.3)%

(1)	See section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

•	Operating indicators – HCS Rest of the world

(millions of euros)	Years ended December 31
HCS Rest of the world	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Spain
Revenues (1)	646	560	560	15.3%	15.3%
Number of broadband Internet customers (ADSL) (2)	563	379	379	48.6%	48.6%

Royaume-Uni
Revenues (1)	425	374	377	13.6%	12.7%
Number of broadband Internet customers (ADSL) (2)	906	569	569	59.3%	59.3%

Netherlands
Revenues (1)	81	66	66	21.9%	21.9%
Number of broadband Internet customers (ADSL) (2)	506	454	454	11.4%	11.4%

Senegal (3)
Revenues (1)	233	204	118	14.4%	96.9%
Number of fixed-line telephony customers (2)	267	245	104	8.8%	157.1%

Ivory Coast
Revenues (1)	161	182	178	(11.7)%	(9.7)%
Number of fixed-line telephony customers (2)	244	225	225	8.6%	8.6%

Jordan
Revenues (1)	118	120	117	(1.0)%	0.9%
Number of fixed-line telephony customers (at 40%) (2)	251	255	255	(1.5)%	(1.5)%

(1)	In millions of euros.
(2)	In thousands. At end of period.
(3)	Full consolidation of Sonatel on July 1, 2005, previously proportionately consolidated at 42.33% (see Note 4 to the consolidated financial statements).

•	Revenues – HCS Rest of the world

On an historical basis, revenues generated by the HCS Rest of the world sub-segment rose 16.0% to 1,837 million euros in 2005, primarily due to changes in the scope of consolidation (favorable impact of 93 million euros), which largely offset the negative impact of foreign exchange differences (-6 million euros), including:

•	the full consolidation of Sonatel on July 1, 2005 (previously held at 42.33%), effective on July 1, 2004 on a comparable basis;

•	the sale of France Telecom Câble (FTC) on March 31, 2005, effective April 1, 2004 on a comparable basis;

•

the inclusion in the scope of consolidation of entities controlled or under the significant influence of the international subsidiaries Wanadoo Jordan, Telecom Vanuatu Ltd on January 1, 2005, effective January 1, 2004 on a comparable basis, and the international subsidiaries Côte d’Ivoire Multimédia, Sonatel Multimédia and Teleservices Ltd on November 1, 2005, effective November 1, 2004 on a comparable basis. The entities controlled or under significant influence were added to the scope of consolidation in accordance with IFRS.

On a comparable basis, revenues recorded by the HCS Rest of the world sub-segment climbed 9.9% from 1,671 million euros in 2004 to 1,837 million euros in 2005. This trend primarily reflects the growth achieved in European subsidiaries, particularly in Spain and the United Kingdom, linked to the rapid development of broadband Internet. To a lesser extent, this favorable change was also generated by growth in Sonatel’s revenues in Senegal.

•	Gross operating margin – HCS Rest of the world

On an historical basis, the HCS Rest of the world sub-segment GOM dropped 8.8% from 233 million euros in 2004 to 213 million euros in 2005.

On a comparable basis, the 22.0% decrease in the GOM between the two periods reflects:

•	the deterioration in the GOM for Wanadoo UK in light of growth in the number of broadband customers, which generated high customer acquisition and commercial expenses on broadband offers;

•	the reduction in the GOM for Côte d’Ivoire Télécom, primarily on account of the significant slowdown in business linked to the country’s political instability since November 2004;

•

the drop in Sonatel’s GOM in Senegal, linked to an increase in operating expenses included in the GOM (essentially service fees and inter-operator costs), coming out higher than the increase in revenues.

These decreases were partially offset by the improved operational profitability of FT España in Spain, driven by growth in broadband Internet activities and the savings and restructuring plans that bore fruit over the second half of 2004 and in 2005.

•	Capital expenditures on tangible and intangible assets excluding telecommunication licenses – HCS Rest of the world

On an historical basis, capital expenditures on tangible and intangible assets excluding licenses for the HCS Rest of the world sub-segment came to 284 million euros in 2005, up from 168 million euros one year earlier.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses rose 54.8%, with this 100 million euro increase between 2004 and 2005 primarily reflecting the increase in investments at FT España in Spain (up 37 million euros), Wanadoo in the United Kingdom (up 36 million euros) and Wanadoo in the Netherlands (up 10 million euros).

In these three countries, growth of close to 41% in the number of broadband customers, representing a total of nearly 1.975 million ADSL accesses at December 31, 2005, accounts for the majority of the increase in capital expenditures, concerning:

•	capitalized broadband modems;

•	continued unbundling of the local loop in Spain;

•	deployment of network infrastructures for “Voice over IP” in the Netherlands, with the commercial launch of this offer in April 2005 behind the significant increase in tangible assets over 2005.

In this way, on the whole, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues for the HCS Rest of the world sub-segment rose from 10.6% in 2004 on an historical basis (11.0% on a comparable basis) to 15.4% in 2005.

3.2.3 Enterprise Communication Services (ECS)

The ECS segment covers communication solutions and services provided to businesses in France and around the world.

•	Financial data and workforce – Enterprise Communication Services (ECS)

(millions of euros)	Years ended December 31
ECS	2005 historical basis	2004 comparable basis(1) (unaudited)	2004 historical basis	Change (%) comparable basis(1) (unaudited)	Change (%) historical basis
Revenues	7,785	8,227	8,235	(5.4)%	(5.5)%

GOM	1,949	2,024	2,039	(3.7)%	(4.4)%
GOM / Revenues	25.0%	24.6%	24.8%

CAPEX	370	386	388	(3.9)%	(4.2)%
CAPEX / Revenues	4.8%	4.7%	4.7%

GOM - CAPEX	1,579	1,638	1,651	(3.6)%	(4.5)%

Average number of employees (full-time equivalents)	16,809	17,024	17,014	(1.3)%	(1.2)%

(1)	See section 5.1.2 “Transition from data on an historical basis to data on a comparable basis for 2004”.

•	Operating indicators – Enterprise Communication Services (ECS)

(at end of period)	Years ended December 31
ECS	2005 historical basis	2004 comparable basis (unaudited)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Number of Business telephone lines (1) in France (millions)	5.9	—	5.9	—	(0.3)%

Total number of permanent accesses to data networks in France (2)	285.6	—	243.9	—	17.1%
Number of IP-VPN accesses in France (2)	145.3	—	82.4	—	76.4%

Number of IP-VPN accesses worldwide (3)	184.1	—	116.7	—	57.7%

Number of Business Everywhere mobile services users in France (3)	407.8	—	321.7	—	26.8%

(1)	This figure includes standard analog lines (excluding full unbundled lines) and Numéris (ISDN) channels, with each Numéris channel accounted for as one line.
(2)	In thousands. Access by customers outside the France Telecom group, excluding carrier market.
(3)	In thousands.

•	Revenues – Enterprise Communication Services (ECS)

(millions of euros)	Years ended December 31
ECS	2005 historical basis	2004 comparable basis (unaudited basis)	2004 historical basis	Change (%) comparable basis (unaudited)	Change (%) historical basis
Business network legacy	4,726	5,536	5,542	(14.6)%	(14.7)%
Advanced business network	1,702	1,442	1,442	18.0%	18.0%
Extended business services	747	645	640	15.8%	16.8%
Other business services	611	604	611	1.1%	(0.2)%

Revenues from Enterprise Communication Services	7,785	8,227	8,235	(5.4)%	(5.5)%

Revenues generated by the Enterprise Communication Services segment fell -5.5% on an historical basis and -5.4% on a comparable basis to 7,785 million euros in 2005.

•	Revenues from Business network legacy

On an historical and comparable basis, the downturn in revenues from Business network legacy was linked firstly to the reduction in data legacy revenues and, secondly, the reduction invoice legacy revenues.

Revenues recorded by traditional services, which primarily include leased lines and managed network technologies legacy such as X.25, ATM and Frame Relay, were down 21.4% in 2005 compared with 2004 on a comparable basis. The reduction in data infrastructure legacy revenues, recorded primarily in France, reflects the continued migration of customer enterprise networks over to more recent technologies, notably the replacement of some low and medium-speed analog and digital lines with IP on DSL accesses. The reduction in the total number of leased lines came out at -25.3% between December 31, 2004 and December 31, 2005.

On a comparable basis, the -9.6% reduction in voice legacy revenues (61% of revenues for Business network legacy in 2005) was primarily driven by:

•

the -12.4% reduction in the volume of Business calling services (a reduction both in the market measured at the interconnection and in the France Telecom market share, principally on local calls and fixed-line to mobile calls, with a slowdown over the second half of 2005);

•	the impact of price cuts, primarily linked to discounts given to businesses on their communications and rate cuts at the beginning of the year on fixed-to-mobile calls.

•	Revenues from the Advanced business network

On both an historical and a comparable basis, the steady rise in Advanced business network revenues, up 18.0% between 2004 and 2005, primarily reflects growth in revenues from IP network services.

Revenues from IP network services include IP virtual private networks, Internet accesses and “Voice over IP”. Revenues on IP network services (representing 91% of revenues generated by the Advanced business network in 2005) rose 19.5% in 2006 on a comparable basis, thanks to the higher percentage of IP-VPN solutions. At December 31, 2005, the percentage of permanent data network accesses in France using DSL technologies was up to 67%, compared with 51% a year earlier, with IP-VPN accesses accounting for 51% of the total number of permanent accesses, up from 34% one year earlier.

Outside France, revenues generated by IP services were higher than revenues generated on traditional data services for the first time in 2005.

The revenues from data infrastructure advanced were generated entirely in France and primarily concern xDSL media. These revenues grew rapidly in 2005, compared with 2004, reflecting the migrations over to xDSL technologies and the implementation of the first very high-speed services (Ethernet solutions).

•	Revenues from Extended business services

On a comparable basis, the substantial 15.8% growth in revenues from Extended business services between 2004 and 2005 reflects the development strategy in France and a stronger international position on value-added services, making it possible to provide global, integrated and custom communications solutions. This growth stems primarily from the increase in revenues on professional services, which include project management and certain consulting services, and the increase in revenues from platform services, including messaging services, application infrastructure management, security and machine-to-machine solutions and customer relationship management.

•	Revenues from Other business services

Revenues from Other business services include revenues generated on audiovisual activities, a market in which France Telecom operates through its subsidiary GlobeCast, in addition to revenues recorded on the sale and leasing of network equipment (PBX, IPBX, routers, etc.). Revenues from audiovisual operations remained stable over 2005, while equipment revenues rose 3.6% between 2004 and 2005 on a comparable basis, driven by the trading room equipment business.

•	Gross operating margin – Enterprise Communication Services (ECS)

In 2005, the GOM came to 1,949 million euros, down 4.4% on an historical basis. On a comparable basis, the GOM was down 3.7%. The ratio of GOM to revenues dropped -0.4 points on a comparable basis to 25.0% in 2005. The lower GOM reflects the reduction in revenues for Business network legacy, partially offset by the savings achieved on service fees and inter-operator costs (operators an services thanks to i) the combined impact of the reduction in traffic and lower fixed-line to mobile call termination rates and ii) the reduction in access and network costs outside France within the program to optimize operating expenses.

•	Capital expenditures on tangible and intangible assets – Enterprise Communication Services (ECS)

Capital expenditures on tangible and intangible assets came to 370 million euros in 2005, down 4.2% from 2004 on an historical basis and -3.9% on a comparable basis.

4. CASH FLOWS, SHAREHOLDERS’ EQUITY AND FINANCIAL DEBT

4.1 LIQUIDITY AND CASH FLOWS

(millions of euros)	Years ended December 31
	2006	2005 historical basis	2004 historical basis
Net cash generated by operating activities	13,863	13,374	12,697
Net cash used in investing activities	(4,691)	(11,677)	(5,591)
Net cash used in financing activities	(9,271)	(860)	(7,346)

Net change in cash and cash equivalents	(99)	837	(240)

Effect of exchange rate changes on cash and cash equivalents	(28)	107	23
Cash and cash equivalents at beginning of year	4,097	3,153	3,370

Cash and cash equivalents at end of year	3,970	4,097	3,153

Net cash generated by operating activities amounted to 13,863 million euros in 2006, an increase of 489 million euros over 2005 (13,374 million euros). Net cash used in investing activities totaled -4,691 million euros in 2006 (primarily because of the sale of the entire interest (54%) held by France Telecom in PagesJaunes Group), compared with -11,677 million euros in 2005 (based particularly on the acquisition of the Spanish mobile operator Amena). Finally, net cash used in financing activities totaled -9,271 million euros in 2006, compared with -860 million euros in 2005.

For more information, see the “ Consolidated statement of cash flows” in the consolidated financial statements and Note 31 to the consolidated financial statements. In addition, the net cash flows for PagesJaunes Group are presented in Note 4 to the consolidated financial statements.

4.1.1 Organic cash flow

France Telecom used organic cash flow (see Section 5.6 “Financial glossary”) as an indicator of operational performance to measure the cash flow generated by operating activities, excluding financial investments (see Section 5.6 “Financial glossary”) and excluding proceeds from the sales of investment securities (net of cash transferred).

(millions of euros)	Years ended December 31
	2006	2005 historical basis	2004 historical basis
Net cash generated by operating activities	13,863	13,374	12,697

Acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers)	(6,811)	(6,108)	(5,208)
CAPEX for continuing operations (1)	(6,732)	(6,033)	(5,126)
CAPEX for discontinued operations (2)	(24)	(12)	(8)
Telecommunication licenses (1)	(283)	(97)	(7)
Increase (decrease) in amounts due to fixed asset suppliers	228	34	(67)

Proceeds from sales of property, plant and equipment and intangible assets	105	215	199

Organic cash flow	7,157	7,481	7,688

(1)	See Sections 2.1.4 and 3.1.4 “Group capital expenditures” and Note 3 to the consolidated financial statements.
(2)	Capital expenditures on tangible and intangible assets of PagesJaunes Group (see Section 1.1.2 “Business segments” and Note 4 to the consolidated financial statements).

Organic cash flow amounted to 7,157 million euros in 2006, higher than the objective of 7 billion euros (6.95 billion euros, an adjusted objective that includes PagesJaunes Group until its sale on October 11, 2006). The decline of -324 million euros in organic cash flow between 2005 (7,481 million euros) and 2006 (7,157 million euros) is primarily the result of the increase in the Group’s capital expenditures on tangible and intangible assets in the segments driving growth (see Section 2.1.4 “Group capital expenditures”).

4.1.2 Net cash generated by operating activities

Net cash generated by operating activities amounted to 13,863 million euros in 2006, an increase of 489 million euros over 2005 (13,374 million euros).

•	Change in net cash generated by operating activities between 2005 and 2006

(millions of euros)	Years ended December 31
Net cash generated by operating activities at December 31, 2005 (historic basis)	13,374

Increase factors:
Increase in the GOM from continuing operations	586
Decrease in interest paid and exchange rates effects on derivatives	390
Decrease in income tax paid	205

Decrease factors:
Decrease in the change in total working capital requirements (1)	(982)
Decrease in the GOM from discontinued operations (2)	(102)

Other items (3)	392

Net cash generated by operating activities at December 31, 2006	13,863

(1)	See Section 5.6 “Financial glossary”.
(2)	GOM of PagesJaunes Group (see Section 1.1.2 “Business segments” and Note 4 to the consolidated financial statements).
(3)	Primarily includes the change in the neutralization of the non-monetary items included in the GOM.

•	Change in net cash generated by operating activities between 2004 and 2005

(millions of euros)	Years ended December 31
Net cash generated by operating activities at December 31, 2004 (historical basis)	12,697

Increase factors:
Increase in the GOM on continued operations	437
Increase in the change in total working capital requirements (1)	428
Increase in the GOM from discontinued operations (2)	56

Decrease factors:
Increase in payments made for early retirement plan	(127)
Increase in income taxes paid	(49)

Other items	(68)

Net cash generated by operating activities at December 31, 2005 (historical basis)	13,374

(1)	See Section 5.6 “Financial glossary”.
(2)	GOM from PagesJaunes Group (see Section 1.1.2 “Business segments” and Note 4 to the consolidated financial statements).

4.1.3 Net cash used in investing activities

Net cash used in investing activities include: i) the acquisitions and sales of property, plant and equipement and intangible assets (net of the change in amounts due to fixed asset suppliers); ii) the acquisitions and sales of investment securities (net of the cash acquired or transferred) and the investments in associates; and iii) the change in marketable securities and other assets.

Net cash used in investing activities totaled -4,691 million euros in 2006, compared with -11,677 million euros in 2005.

•	Acquisitions and sales of property, plant and equipement

(millions of euros)	Years ended December 31
Acquisitions and sales of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers)	2006	2005 historical basis	2004 historical basis
Acquisitions of property, plant and equipement and intangible assets	(7,039)	(6,142)	(5,141)
CAPEX from continuing operations (1)	(6,732)	(6,033)	(5,126)
CAPEX from discontinued operations (2)	(24)	(12)	(8)
Telecommunication licenses (1)	(283)	(97)	(7)

Increase (decrease) in amounts due to fixed asset suppliers	228	34	(67)

Proceeds from sales of property, plant and equipement and intangible assets	105	215	199

Group total	(6,706)	(5,893)	(5,009)

(1)	See Sections 2.1.4 and 3.1.4 “Group capital expenditures” and Note 3 to the consolidated financial statements.
(2)	Capital expenditures on tangible and intangible assets of PagesJaunes Group (see Section 1.1.2 “Business segments” and Note 4 to the consolidated financial statements).

Acquisitions of property, plant and equipement and intangible assets rose sharply to -7,039 million euros in 2006, up from -6,142 million euros in 2005 (see Section 2.1.4. “Group capital expenditures”).

•	Acquisitions and sales of investment securities and investments in associates

•	Financial investments

(millions of euros)	Years ended December 31
Financial investments (1)	2006	2005 historical basis	2004 historical basis
Acquisition of 1.7% of Amena	(113)	—	—
Acquisition of 15.8% of Jordan Telecommunications Company (JTC)	(68)	—	—
Acquisition of 99.5% of Diwan Group	(39)	—	—
Acquisition of 77.7% of Amena	—	(6,038)	—
Acquisition of 54.1% of Equant	—	(590)	—
Acquisition of 23.5% of Orange Romania	—	(404)	—
Acquisition of 36.1% of Orange Slovensko	—	(502)	—
Acquisition of 29.1% of Wanadoo S.A.	—	—	(2,373)
Settlement for Equant Contingent Value Rights (CVR) Certificates	—	—	(2,015)
Acquisition of 1.0% of Orange S.A.	—	—	(469)
Other acquisitions	(35)	(69)	(66)

Investments in associates	—	—	(14)

Group total	(255)	(7,603)	(4,937)

(1)	See Section 5.6 “Financial glossary” and Note 4 to the consolidated financial statements.

Financial investments (see Section 5.6 “Financial glossary” and Note 4 to the consolidated financial statements) include the acquisitions of investment securities, net of the cash acquired, and investments in associates.

In 2006, financial investments totaled -255 million euros, primarily for the following:

•

the additional acquisition of 1.7% of the Spanish mobile operator Amena for -113 million euros. In March 2006, in accordance with the commitments made in November 2005 at the time of the acquisition of 79.4% of the Auna stock, France Telecom acquired an additional interest of 0.6% in Auna, which became France Telecom Operadores de Telecomunicaciones S.A. (FTOT), raising its stake to 80.0%. In addition, FTOT acquired 1.4% of the stock in Retevision Movil S.A. (Amena), raising its stake to 99.3%. On July 31, 2006, in accordance with the commitments made in November 2005, the companies FT España, FTOT and Amena merged under FT España. After the merger, France Telecom’s interest in FT España was 79.3%;

•

the acquisition of 15.8% of Jordan Telecommunications Company (JTC), the historical telephone operator in Jordan, for -68 million euros net of cash acquired. On April 4, 2006, France Telecom acquired an additional 12.0% interest in Jitco, the holding entity of Jordan Telecommunications Company (JTC), from Arab Bank. At the end of this transaction, France Telecom held 100.0% of Jitco. Subsequently, on July 5 and November 30, 2006, France Telecom successively acquired 10.0% and 1.0% less on share of JTC from the Jordanian government. At the end of those transactions, France Telecom held directly or indirectly 51.0% minus one share of JTC. Pursuant to amendments made to the shareholders’ agreement with the Jordanian government, France Telecom controlled and fully consolidated this entity since July 5, 2006. Before that date, France Telecom’s stake in Jordan Telecommunications Company (JTC) was proportionately consolidated;

•

and the acquisition of 99.5% of Diwan Group, a monitoring and integration company specializing in the management of and security for systems, network and telecom infrastructures, for -39 million euros.

In 2005, the financial investments represented -7,603 million euros, primarily for the following:

•

the acquisition of 77.7% of the Spanish mobile operator Amena for -6,038 million euros net of the cash acquired. Under the terms of an agreement signed on July 29, 2005 with the Auna shareholders, France Telecom acquired on November 8, 2005, for the amount of -6,429 million euros in cash, 79.4% of the stock in Auna, a company holding 97.9% of Retevision Movil S.A., the mobile operator with the commercial name of “Amena”. This transactions allowed the French Telecom group to strengthen its integrated operator strategy in Europe so that it is now in a position to launch convergent offers for fixed and mobile broadband in a key European market;

•

the acquisition of all the Equant minority interests for -590 million euros. On February 10, 2005, France Telecom announced that it had signed a final agreement with Equant N.V. for the acquisition of all the assets and liabilities of Equant, its 54.1% subsidiary specializing in global communication services for multinational corporations, for -590 million euros (including 12 million euros in acquisition costs) for the interest not yet held. The sale of the assets was completed on May 25, 2005 for -578 million euros, and Equant N.V. was liquidated on December 31, 2005. This transaction gives France Telecom the possibility to implement its integrated operator strategy in the enterprise services market;

•

the acquisition of all the minority interests of Orange Slovakia for -502 million euros. On November 9, 2005, France Telecom acquired 36.1% of Orange Slovakia for -502 million euros in cash, raising its stake from 63.9% to 100.0%;

•

and the partial acquisition of the minority interests of Orange Romania for -404 million euros. On April 13, 2005, France Telecom acquired 23.5% of Orange Romania for -404 million euros in cash, raising its stake from 73.3% to 96.8%.

•	Proceeds from sales of investment securities

(millions of euros)	Years ended December 31
fProceeds from sales of investment securities (net of cash transferred) (1)	2006	2005 historical basis	2004 historical basis
Proceeds from sale of 54.0% of PagesJaunes Group	2,697	—	—
Proceeds from sale of 100.0% of France Telecom Mobile Satellite Communications (FTMSC)	46	—	—
Proceeds from sale of 20.0% of Ypso Holding (cable network operations) (2)	44	311	—
Proceeds from sale of 8.0% of PagesJaunes Groupe	—	440	—
Proceeds from sale of 36.2% of Tower Participations (company holding TDF)	—	400	—
Proceeds from sale of 27.3% of MobilCom	—	265	—
Proceeds from sale of 5.4% of Intelsat	—	115	—
Proceeds from sale of 36.9% of PagesJaunes Group (3)	—	—	1,443
Proceeds from sale of 100.0% of Orange Denmark	—	—	610
Proceeds from sale of 3.3% of STMicroelectronics	—	—	472
Proceeds from sale of 49.0% of Radianz	—	—	89
Proceeds from sale of 2.3% of Eutelsat	—	—	51
Other proceeds from sales	22	64	50

Group total	2,809	1,595	2,715

(1)	See Section 5.6 “Financial glossary” and Notes 4 and 8 to the consolidated financial statements.
(2)	This minority interest was acquired by the France Telecom group at the time of the sale to Ypso Holding of its cable network operations in March 2005 (see Section 3.1.2 “From Group gross operating margin to operating income”).
(3)	Public offer of 36.9% of PagesJaunes Group in July 2004.

The income from the sale of investment securities, net of cash transferred, totaled 2,809 million euros in 2006, up from 1,595 million euros in 2005 (see Notes 4 and 8 to the consolidated financial statements).

On October 11, 2006, France Telecom sold its entire 54% interest in PagesJaunes Group to Médiannuaire, a subsidiary of Kohlberg Kraus Roberts & Co Ltd (KKR), for 3,287 million euros (net of disposal costs). In 2006, the gain on disposal related to this transaction, which amounted to 2,983 million euros, is reported under Consolidated net income after tax of discontinued operations (see Section 1.1.2 “Business segments”, Section 2.1.3.4 “Consolidated net income after tax of discontinued operations” and Note 4 to the consolidated financial statements). After taking into account repayments of current accounts and the cash transferred, the net impact on cash from this sale amounted to 2,697 million euros.

•	Change in marketable securities and other assets

In 2006, marketable securities and other assets rose -539 million euros, after a decline of 224 million euros in 2005.

4.1.4 Net cash used in financing activities

Net cash used in financing activities includes bond issues and redemptions, and other redemptions and other financing operations. Net cash used in financing activities globally represented a need of -9,271 million euros in 2006, compared with a need for -860 million euros in 2005.

The management of the convenants is described in Note 24 to the consolidated financial statements.

•	Bond issues

The borrowings completed in 2006 amounted to 1,513 million euros, including 928 million euros for bond issues and 585 million euros for other borrowings, compared with 4,132 million euros in 2005, which included 2,485 million euros for bond issues and 1,647 million euros for other borrowings (see Notes 21 and 22 to the consolidated financial statements).

In 2006, borrowings totaling 1,513 million euros primarily represented the following:

•	the April 2006 issue by France Telecom S.A. of a bond for 400 million Swiss franc (254 million euros at the issue) maturing in 2012;

•	the May 2006 issue by France Telecom S.A. of a bond for 250 million pounds sterling (366 million euros at issue) maturing in 2012;

•

the June 2006 issue by France Telecom S.A. of two bonds, one for 250 million Canadian dollars (178 million euros at issue) maturing in 2011, and the other for 200 million Canadian dollars (142 million euros at issue) maturing in 2016;

•	and EMTN (Euro Medium Term Notes issues) issues for 456 million euros by France Telecom S.A, maturing in 2010 and 2011.

In 2005, borrowings totaling 4,132 million euros primarily included:

•

bond issues in October 2005 by France Telecom S.A. to finance a portion of the acquisition of 77.7% of the Spanish mobile operator Amena, which included a bond for 1 billion euros maturing in 2010 and a bond for 1 billion euros maturing in 2015;

•	the issue by France Telecom S.A. in November 2005 of a bond for 350 million pounds sterling (517 million euros at the issue date) maturing in 2025;

•	and EMTN issues by France Telecom S.A. maturing in 2007 and 2008 for 1,500 million euros.

•	Bond redemptions and other redemptions

The bond redemptions made in 2006 represented -5,892 million euros, including -3,895 million euros for the bonds and -1,997 million euros for other borrowings, compared with -7 017 million euros in 2005, which included -4,736 million euros for the bonds and -2,281 million euros for other borrowings (see Notes 20 and 21 to the consolidated financial statements).

In 2006, redemptions totaling -5,892 million euros were made for:

•	bond redemptions by France Telecom S.A. in the amount of -2,787 million euros;

•	redemptions of Euro Medium Term Notes (EMTN) by France Telecom S.A. for -1,200 million euros;

•

the redemption of Perpetual Bonds redeemable for Shares (TDIRA) for -645 million euros, including -42 million euros presented in the item “Equity portion of hybrid debts” (see Note 21 to the consolidated financial statements);

•	and the redemption of a bond by TP Group for 500 million euros.

In 2005, redemptions in the amount of -7,017 million euros were made for the following:

•	redemptions of bonds at par by France Telecom S.A. for -4,403 million euros;

•	redemptions of EMTN by France Telecom S.A. for -1,714 million euros;

•	and the redemption of Perpetual bonds redeemable for Shares (TDIRA) in the amount of -243 million euros, including -21 million euros presented in the item “Equity portion of hybrid debts”.

In addition, the deposits made as part of the in substance defeasance operations of Orange in the United Kingdom were repaid in 2005 for 574 million euros following the placement of a refirst demand guarantee (see Notes 17, 19 and 32 to the consolidated financial statements).

Finally, on January 17, 2005, France Telecom acquired 3.57% of the capital of TP S.A. held until that date by Tele Invest II. The price paid by France Telecom to Tele Invest II amounted to 351 million euros and allowed the company to repay its debt in full (see Notes 4 and 22 to the consolidated financial statements).

•	Other financing operations

Bank overdrafts and short-term loans fell by 1,117 million euros in 2006, after declining by 134 million euros in 2005. In addition, the deposits and other financial assets tied to the debt dropped by 192 million euros in 2006, after falling 493 million euros in 2005.

The exchange rates effects on derivatives, net was a negative -724 million euros in 2006, compared with a positive impact of 77 million euros in 2005.

In 2005, other financing operations also included a capital increase for a total amount of 2,997 million euros, including 2,957 million euros, net of issue costs, for financing a portion of the acquisition of 77.7% of Spanish mobile operator Amena (see Note 30 to the consolidated financial statements).

Finally, the dividends paid represented -3,195 million euros in 2006, including -2,602 million euros paid by France Telecom S.A. and -593 million euros paid by the subsidiaries to the minority shareholders, compared with -1,626 million euros paid in 2005, including -1,184 million euros paid by France Telecom S.A. and -442 million euros paid by the subsidiaries to the minority shareholders. The contributions of the minority shareholders totaled -50 million euros in 2006, compared with 16 million euros in 2005.

4.1.5 Cash and cash equivalents

Cash and cash equivalents at closing fell -127 million euros between 2005 and 2006 from 4,097 million euros at December 31, 2005 to 3,970 million euros at December 31, 2006. This change is the result of the net change in cash and cash equivalents for -99 million euros and the impact of currency fluctuations on cash and cash equivalents for -28 million euros.

4.2 SHAREHOLDERS’ EQUITY

As of December 31, 2006, the State held directly or indirectly through the ERAP, the State public industrial and commercial establishment, 32.4% of the capital of France Telecom S.A. compared with 32.5% at December 31, 2005 and 42.2% at December 31, 2004 (see Note 30 to the consolidated financial statements).

•	Change in shareholders’ equity between 2005 and 2006

(millions of euros)	Years ended December 31
Shareholders’ equity at December 31, 2005 (historical basis)	28,438
Shareholders’ equity attributable to equity holders of France Télécom S.A.	24,860
Minority interests	3,578

Change in shareholders’ equity attributable to equity holders of France Télécom S.A.	1,934
Net income for 2006	4,139
Unrealized foreign exchange gains (losses)	292
Distribution of dividends by France Télécom S.A.	(2,602)
Other changes	105
Change in minority interests	1,266

Shareholders’ equity at December 31, 2006 (historical basis)	31,638
Shareholders’ equity attributable to equity holders of France Télécom S.A.	26,794
Minority interests	4,844

For more details, see the “Consolidated statement of changes in shareholders’ equity” of the consolidated financial statements and Note 30 to the consolidated financial statements.

•	Change in shareholders’ equity between 2004 and 2005

(millions of euros)	Years ended December 31
Shareholders’ equity at December 31, 2004 (historical basis)	17,683
Shareholders’ equity attributable to equity holders of France Télécom S.A.	14,451
Minority interests	3,232

Change in shareholders’ equity attributable to equity holders of France Télécom S.A.	10,409
Net income for 2005	5,709
Capital increase (acquisition of the Spanish mobile operator Amena) (1)	2,957
Unrealized foreign exchange gains (losses)	1,380
Sale of PTK Centertel securities to TP S.A. (2)	634
Distribution of dividends by France Télécom S.A.	(1,184)
Other changes	913
Change in minority interests	346

Shareholders’ equity at December 31, 2005 (historical basis)	28,438
Shareholders’ equity attributable to equity holders of France Télécom S.A.	24,860
Minority interests	3,578

(1)	Capital increase net of issue costs, completed in September 2005 as part of the financing for a portion of the acquisition of 77.7% of the Spanish mobile operator Amena (see Section 4.1.3 “Net cash used in investing activities” and Note 30 to the consolidated financial statements).
(2)	See Note 4 to the consolidated financial statements.

For more details, see the “Consolidated statement of changes in shareholders’ equity” in the consolidated financial statements and Note 30 to the statements.

4.3 FINANCIAL DEBT AND FINANCING RESOURCES

4.3.1 Net financial debt

Net financial debt of France Telecom (see Section 5.6 “Financial glossary” and Note 19 of the notes to the consolidated financial statements) totaled 42,017 million euros at December 31, 2006, down from 47,846 million euros at December 31, 2005 and 49,822 million euros at December 31, 2004. The reduction in net financial debt between from December 31, 2005 to December 31, 2006 was 5,829 million euros.

•	Net financial debt indicators

(millions of euros)	Years ended December 31
	2006	2005 historical basis	2004 historical basis
Net financial debt	42,017	47,846	49,822

Weighted average cost of net financial debt	5.91%	6.46%	6.79%
Average maturity of net financial debt (1)	6.7 years	6.4 years	5.6 years

Ratio of net financial debt / Shareholders’ equity	1.33	1.68	2.82
Ratio of net financial debt / GOM	2.27	2.48	2.78

(1)	Excluding perpetual bonds redeemable for shares (TDIRA).
(2)	GOM restated including the GOM of the Spanish mobile operator Amena over twelve months at December 31, 2005.
(3)	Including the GOM for PagesJaunes Group, a business sold in 2006 (see Section 1.1.2 “Business segments” and Note 4 to the consolidated statements).

The weighted average cost of net financial debt is calculated as the ratio of interest expense, less exceptional and non-recurring items, to the average outstandings, calculated based on net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests

•	Change in net financial debt between 2005 and 2006

(millions of euros)	Years ended December 31
Net financial debt at December 31, 2005 (historical basis)	47,846
Decrease factors:
Organic cash flow (1)	(7,157)
Proceeds from sale of PagesJaunes Groupe (net of cash transferred)	(2,697)
Other proceeds from sale of investment securities (net of cash transferred) (2)	(112)

Increase factors:
Dividends paid by France Télécom S.A. (1 euro per share)	2,602
Dividends paid by the subsidiaries to minority shareholders and contributions from minority sharaholders	643
Change in the fair value of the valuation of the price guarantee given to the minority shareholders of FT España (2)	258
Financial investments (3)	255
Redemption of Perpetual Bonds redeemable in Shares (TDIRA)	132

Other items	247

Net financial debt at December 31, 2006	42,017

(1)	See Section 4.1.1 “Organic cash flow”.
(2)	See Notes 4, 10, 19 and 32 to the consolidated financial statements.
(3)	See Section 4.1.3 “Net cash used in investing activities”
(4)	See Notes 10 and 21 to the consolidated financial statements.

•	Change in net financial debt between 2004 and 2005

(millions of euros)	Years ended December 31
Net financial debt at December 31, 2004 (historical basis)	49,822

Decrease factors:
Organic cash flow (1)	(7,481)
Proceeds from sale of investment securitires (net of cash transferred) (2)	(1,595)
Deconsolidation of the tax loss carryforward for 2001 (3)	(1,324)

Increase factors:
Share of the acquisition of 77.7% of Amena financed by debt (4)	3,081
Consolidation of the net financial debt of Amena	2,834
Financial investments excluding Amena acquisition (2)	1,565
Dividends paid by France Telecom S.A. (0.48 euro per share)	1,184
Dividends paid by the subsidiaries to minority shareholders and contributions from minority shareholders	426
Other items	(666)

Net financial debt at December 31, 2005 (historical basis)	47,846

(1)	See Section 4.1.1 “Organic cash flow “.
(2)	See Section 4.1.3 “Net cash used in investing activities”.
(3)	Following the restructuring of the agreement to transfer this tax credit (see Notes 10, 17 and 31 to the consolidated financial statements).
(4)	The other portion for 2,957 million euros was financed through a capital increase (see Section 4.1.4 “Net cash used in financing activitie”).

4.3.2 Financing resources

Cash, cash equivalents, marketable securities, bonds, bank loans and derivative instruments are described respectively in Notes 20, 21, 22 and 23 to the consolidated financial statements.

4.3.3 Exposure to market risks and financial instruments

In the context of its industrial and commercial activities, France Telecom is exposed to the market risks related to the cost of its debt and the value of certain assets denominated in currencies (investment securities in foreign companies). On the basis of an analysis of its general exposure to risks, primarily related to fluctuations in interest rates and foreign exchange rates, France Telecom uses various financial instruments within limits set by Management in terms of potential impacts on results, with the goal of optimizing its financing costs.

The management of the rate risk, the currency risk, the liquidity risk, the covenants, the counterparty risk and the management of the stock market risk are described in Note 24 to the consolidated financial statements.

4.3.4 Change in France Telecom’s debt rating

As of December 31, 2006, the debt ratings of France Telecom were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
On long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
On short-term debt	A2	P2	F1

A portion of the debt (8.7 billion euros in outstanding debt at December 31, 2006) is subject to step-up clauses. These clauses are activated in the case of a change in France Telecom’s debt rating by Standard & Poor’s and Moodys agencies. Because France Telecom’s rating remained unchanged in 2006, the step-up clauses have not been activated. This amount does not include the Perpetual Bonds redeemable for Shares (TDIRA) in the step up clauses described in Note 21 to the consolidated financial statements.

5. ADDITIONAL INFORMATION

5.1 Transition from data on an historical basis to data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. France Telecom provides the details of the impacts of changes in method, consolidation and foreign exchange on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and scope of consolidation for the period ended as well as the average exchange rates used for the income statement for the period ended. The data on a comparable basis are not intended to replace the historical data for the year ended or the previous periods.

5.1.1 Transition from data on an historical basis to data on a comparable basis for 2005

The method used is to apply to the 2005 data the methods and scope of consolidation for 2006 and the foreign exchange rates used for the 2006 income statement.

•	France Telecom group - 2005

•	Principal operating indicators – 2005

(millions of euros)	Changes (unaudited) in contributive data
	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average nber of employees
Historical data at December 31, 2005	48,082	17,953	(7,024)	6,033	11,920	191,775

Changes in scope of consolidation	2,908	1,024	(354)	450	574	3,473
Newly consolidated companies	2,978	1,032	(362)	456	576	3,823
Acquisition of Amena	2,669	894	(318)	416	478	1,753
Full consolidation of Sonatel and its subsidiaries (Senegal and Mali)	125	84	(18)	26	58	119
Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries (Jordan)	125	58	(25)	13	45	1,033
Other	59	(4)	(1)	1	(5)	918
Companies no longer consolidated	(70)	(8)	8	(6)	(2)	(350)
Sale of France Télécom Câble (FTC)	(36)	(5)	6	(3)	(2)	(152)
Sale of France Télécom Mobile Satellite Communications (FTMSC)	(24)	—	2	(2)	2	(40)
Other	(10)	(3)	—	(1)	(2)	(158)

Other changes	—	—	(413)	—	—	—
Amortization of the customer bases of Amena, Sonatel, JTC and their subsidiaries	—	—	(413)	—	—	—
Foreign exchange fluctuations (1)	115	62	(30)	20	42	—
Polish zloty	148	66	(35)	25	41	—
US dollar	(27)	(2)	4	(4)	2	—
Other currencies	(6)	(2)	1	(1)	(1)	—

Data on a comparable basis at December 31, 2005	51,105	19,039	(7,821)	6,503	12,536	195,248

(1)	Impact of foreign exchange fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

•	Operating expenses included in the GOM – 2005

(millions of euros)	Changes (unaudited) in contributive data
	Revenues	OPEX exc. labour expenses (wages and employee benefit expenses)	Labour expenses (wages and employee benefit expenses)	GOM
Historical data at December 31, 2005	48,082	(21,665)	(8,464)	17,953
Changes in scope of consolidation	2,908	(1,763)	(121)	1,024
Foreign exchange fluctuations (1)	115	(42)	(11)	62

Data on a comparable basis at December 31, 2005	51,105	(23,470)	(8,596)	19,039

(1)	Impact of the foreign exchange fluctuations between the average exchange rates for the year 2005 and the average exchange rates for 2006.

•	Details of the transition from data on an historical basis to data on a comparable basis – 2005

The variations included in the transition from data on an historical basis to data on a comparable basis for 2005 include:

•	the changes in scope of consolidation, primarily the following impacts:

•

the acquisition of the Spanish mobile operator Amena (PCS Spain sub-segment) on November 8, 2005 (see Section 4.1.3 “Net cash used in investing activities” and Note 4 to the consolidated financial statements), effective January 1, 2005 in data on a comparable basis;

•

the full consolidation of Sonatel (HCS Rest of the world sub-segment) and its subsidiaries Sonatel Mobiles and Ikatel (PCS Rest of the world sub-segment) on July 1, 2005, effective as of January 1, 2005 on a comparable basis. Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel has been fully consolidated since July 1, 2005. Before that date, France Telecom’s stake in Sonatel had been consolidated using the proportionate method (see Note 4 to the consolidated financial statements);

•

the full consolidation of société Jordan Telecommunications Company (JTC, HCS Rest of the world sub-segment) and its subsidiaries Wanadoo Jordan, E-Dimension (HCS Rest of the world sub-segment) and Mobilecom (PCS Rest of the world sub-segment) on July 5, 2006, effective as of July 1, 2005 in data on a comparable basis. After the increase in the direct and indirect holding in Jordan Telecommunications Company (JTC) on April 4, then on July 5 and November 30, 2006, and pursuant to the amendments made to the shareholders’ agreement with the Jordanian government, Jordan Telecommunications Company (JTC) has been fully consolidated since July 5, 2006. Before that date, France Telecom’s stake in Jordan Telecommunications Company (JTC) had been proportionately consolidated (see Section 4.1.3 “Net cash used in investing activities” and Note 4 to the consolidated financial statements);

•	the sale of France Telecom Câble (FTC, HCS France sub-segment) on March 31, 2005 (see Note 4 to the consolidated financial statements), effective as of January 1, 2005 in data on a comparable basis;

•

and the sale of France Telecom Mobile Satellite Communications (FTMSC, HCS France sub-segment) on October 31, 2006 (see Note 4 to the consolidated financial statements), effective as of November 1, 2005 in data on a comparable basis;

•

other changes, with the impact at Group level of the amortization of the customer bases of i) Amena (following the acquisition of the company) on November 8, 2005, effective January 1, 2005 in data on a comparable basis, ii) Sonatel and its subsidiaries (following the full consolidation of Sonatel) on July 1, 2005, effective January 1, 2005 in data on a comparable basis, and iii) Jordan Telecommunications Company (JTC) and its subsidiaries (following the full consolidation of JTC) on December 1, 2006, effective December 1, 2005 in data on a comparable basis;

•	and foreign exchange fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

•	Personal Communication Services (PCS) – 2005

(millions of euros)	Changes (unaudited) in contributive data
PCS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average nber of employees
Historical data at December 31, 2005	23,535	8,471	(3,436)	3,130	5,341	35,080

Changes in scope of consolidation	2,794	955	(332)	438	517	1,899
Acquisition of Amena	2,674	894	(318)	416	478	1,753
Full consolidation of the Sonatel subsidiaries (Senegal and Mali)	78	48	(6)	14	34	10
Full consolidation of the subsidiaries of Jordan Telecommunications Company (JTC) (Jordan)	42	13	(8)	8	5	136

Other changes	8	(2)	(391)	(23)	21	(68)
Amortization of the customer bases of Amena and the Sonatel and JTC subsidiaries	—	—	(393)	—	—	—
Other	8	(2)	2	(23)	21	(68)

Foreign exchange fluctuations (1)	44	17	(7)	8	9	—

Data on a comparable basis at December 31, 2005	26,381	9,441	(4,166)	3,553	5,888	36,911

(1)	Impact of the foreign exchange fluctuations between the average rates for 2005 and the average exchange rates for 2006.

•	Home Communication Services (HCS) – 2005

(millions of euros)	Changes (unaudited) in contributive data
HCS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM- CAPEX	Average nber of employees
Historical data at December 31, 2005	22,534	7,538	(3,116)	2,537	5,001	139,886

Changes in scope of consolidation	142	66	(23)	13	53	813
Full consolidation of Jordan Telecommunications Company (JTC) and its subsidiaries (Jordan)	91	44	(17)	5	39	896
Full consolidation of Sonatel (Senegal)	81	35	(12)	13	22	109
Sale of France Télécom Câble (FTC)	(36)	(5)	6	(3)	(2)	(152)
Other	6	(8)	—	(2)	(6)	(40)

Other changes	161	58	(45)	28	30	718
Transfer of the call center outsourcing contracts (1)	92	—	—	—	—	—
Amortization of the customer bases of Sonatel, JTC and their subsidiaries	—	—	(20)	—	—	—
Other (2)	69	58	(25)	28	30	718

Foreign exchange fluctuations (3)	94	44	(25)	14	30	—

Data on a comparable basis at December 31, 2005	22,931	7,706	(3,209)	2,592	5,114	141,417

(1)	Transfer of the call center outsourcing contracts from the Personal Communication Services (PCS) segment to the Home Communications Services (HCS) segment.
(2)	Primarily the impact of other internal reorganizations between business segments with no impact at the Group level.
(3)	Impact of foreign exchange fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

•	Enterprise Communication Services (ECS) – 2005

(millions of euros)	Changes (unaudited) in contributive data
ECS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM- CAPEX	Average nber of employees
Historical data at December 31, 2005	7,785	1,949	(477)	370	1,579	16,809

Changes in scope of consolidation	18	—	—	—	—	95

Other changes	263	(53)	23	(6)	(47)	16
Transfer of the PABX activity(1)	234	2	(4)	4	(2)	149
Other (2)	29	(55)	27	(10)	(45)	(133)

Foreign exchange fluctuations(3)	(20)	1	3	(2)	3	—

Data on a comparable basis at December 31, 2005	8,046	1,897	(451)	362	1,535	16,920

(1)	Transfer of the PABX (Private Automatic Branch eXchange) activity from the Home Communication Services (HCS) segment to the Enterprise Communication Services (ECS) segment.
(2)	Primarily the impact of other internal reorganizations between business segments with no impact at the Group level.
(3)	Impact of the foreign exchange fluctuations between the average exchange rates for 2005 and the average exchange rates for 2006.

5.1.2 Transition from data on an historical basis to data on a comparable basis for 2004

The method used is to apply to the data for 2004 the methods and scope of consolidation for 2005, as well as the average exchange rates used for the income statement for 2005.

•	France Telecom group - 2004

•	Principal operating indicators - 2004

(millions of euros)	Changes (unaudited) in contributive data
	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average nber of employees
Historical data at December 31, 2004	45,285	17,516	(7,980)	5,126	12,390	199,547

Changes in scope of consolidation	353	156	(14)	157	(1)	180
Newly consolidated companies	665	209	(90)	191	18	1,485
Acquisition of Amena	496	116	(65)	119	(3)	368
Full consolidation of Sonatel and its subsidiaries (Senegal and Mali)	115	72	(18)	36	36	448
International subsidiaries of PCS Rest of World and HCS Rest of World	31	14	(3)	4	10	168
Other	23	7	(4)	32	(25)	501
Companies no longer consolidated	(312)	(53)	76	(34)	(19)	(1,305)
Sale of Orange Denmark	(194)	(28)	57	(12)	(16)	(543)
Sale of France Telecom Câble (FTC)	(101)	(26)	18	(18)	(8)	(493)
Other	(17)	1	1	(4)	5	(269)

Other changes	831	(50)	290	6	(56)	—
End of the “Bill & Keep” system	846	(43)	—	—	(43)	—
Extension of useful life of certain non-current assets	—	—	290	—	—	—
Other	(15)	(7)	—	6	(13)	—

Foreign exchange fluctuations (1)	476	229	(135)	89	140	—
Polish zloty	508	234	(140)	87	147	—
Pound sterling	(50)	(14)	12	(5)	(9)	—
Egyptian pound	31	15	(4)	4	11	—
Other currencies	(13)	(6)	(3)	3	(9)	—

Data on a comparable basis at December 31, 2004	46,945	17,851	(7,839)	5,378	12,473	199,727

(1)	Impact of the foreign exchange fluctuations between the average exchange rates for 2004 and the average exchange rates for 2005.

•	Operating expenses included in the GOM - 2004

(millions of euros)	Changes (unaudited) in contributive data
	Revenues	OPEX exc. labour expenses (wages and employee benefit expenses)	Labour expenses (wages and employee benefit expenses)	GOM
Historical data at December 31, 2004	45,285	(19,195)	(8,574)	17,516

Changes in scope of consolidation	353	(216)	19	156
Other changes (1)	831	(881)	—	(50)
Foreign exchange fluctuations (2)	476	(179)	(68)	229

Data on a comparable basis at December 31, 2004	46,945	(20,471)	(8,623)	17,851

(1)	Impact primarily of the end of the “Bill & Keep” system on January 1, 2005, effective as of January 1, 2004 in data on a comparable basis.
(2)	Impact of the foreign exchange fluctuations between the average exchange rates for 2004 and the average exchange rates for 2005.

•	Details of the transition from data on an historical basis to data on a comparable basis - 2004

The variations included in the transition from data on an historical basis to data on a comparable basis for 2004 include:

•	the changes in scope of consolidation, primarily the impacts of the following:

•

the acquisition of the Spanish mobile operator Amena (PCS Spain sub-segment) on November 8, 2005 (see Section 4.1.3 “Net cash used in investing activities” and Note 4 to the consolidated financial statements), effective as of November 1, 2004 in data on a comparable basis;

•

the full consolidation of Sonatel (HCS Rest of the world sub-segment) and its subsidiaries Sonatel Mobiles and Ikatel (PCS Rest of the world sub-segment) on July 1, 2005, effective as of January 1, 2005 on a comparable basis. Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel has been fully consolidated since July 1, 2005. Before that date, France Telecom’s stake in Sonatel had been consolidated using the proportionate method (see Note 4 to the consolidated financial statements);

•

the consolidation of the entities controlled or under the notable influence of the international subsidaries Wanadoo Jordan, Telecom Vanuatu Ltd (HCS Rest of the world sub-segment) and Getesa (PCS Rest of the world sub-segment) on January 1, 2005, effective as of January 1, 2004 in data on a comparable basis, and of the international subsidiaries Côte d’Ivoire Multimédia, Sonatel Multimédia and Teleservices Ltd (HCS Rest of the world sub-segment) on November 1, 2005, effective as of November 1, 2004 in data on a comparable basis. The consolidation of the entities controlled or under notable influence is the result of the implementation of the IFRS;

•	the sale of Orange Danemark (PCS Rest of the world sub-segment) on October 1, 2004 (see Note 4 to the consolidated financial statements), effective as of January 1, 2004 in data on a comparable basis;

•	and the sale of France Telecom Câble (FTC, HCS France sub-segment) on March 31, 2005 (see Note 4 to the consolidated financial statements), effective as of April 1, 2004 in data on a comparable basis;

•	other changes, primarily the impacts of the following:

•

the end of the “Bill & Keep” system on January 1, 2005, effective as of January 1, 2004 in data on a comparable basis. In 2004, as in previous years, the invoicing between mobile operators in France was carried out under the “Bill & Keep” system. Under the “Bill & Keep” system, the mobile operator invoiced the entire amount of an outgoing call to another mobile subscriber (the called party), without paying back a portion as remuneration for access to the terminal of the third-party operator’s mobile network. The “Bill & Keep” system ended on January 1, 2005. The end of the “Bill & Keep” system resulted in 2005 in an increase in revenues and the recognition of service fees and inter-operators costs in an amount slightly higher than revenues;

•

and the review of the useful life of non-current assets. As part of closing the Group’s consolidated financial statements for the year ended December 31, 2005 under IFRS, a review of the useful life of non-current assets was conducted for the whole Group. The principal impacts in 2005 of this review conducted in the Group’s companies were an extension of the useful life of certain classes of non-current assets, and a reduction in depreciation and amortization ;

•	and the foreign exchange fluctuations between the average exchange rates for 2004 and the average exchange rates for 2005.

•	Personal Communication Services (PCS) – 2004

(millions of euros)	Changes (unaudited) in contributive data
PCS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average nber of employees
Historical data at December 31, 2004	20,564	8,076	(3,388)	2,695	5,381	34,197

Changes in scope of consolidation	387	137	(17)	159	(22)	(60)
Acquisition of Amena	496	116	(65)	119	(3)	368
Full consolidation of the Sonatel subsidiaries (Senegal and Mali)	64	36	(5)	22	14	41
Sale of Orange Denmark	(197)	(26)	57	(12)	(14)	(543)
Other	24	11	(4)	30	(19)	74

Other changes	832	(40)	31	—	(40)	—
End of “Bill & Keep” system	846	(43)	—	—	(43)	—
Extension of useful life of certain non-current assets	—	—	31	—	—	—
Others	(14)	3	—	—	3	—

Foreign exchange fluctuations (1)	130	52	(20)	35	17	—

Data on a comparable basis at December 31, 2004	21,913	8,225	(3,394)	2,889	5,336	34,137

(1)	Impact of the foreign exchange fluctuations between the average exchange rates for 2004 and the average exchange rates for 2005.

•	Home Communication Services (HCS) – 2004

(millions of euros)	Changes (unaudited) in contributive data
HCS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM- CAPEX	Average nber of employees
Historical data at December 31, 2004	22,440	7,401	(3,935)	2,051	5,350	148,336

Changes in scope of consolidation	(4)	21	4	(2)	23	313
Sale of France Télécom Câble (FTC)	(102)	(26)	18	(18)	(8)	(493)
Full consolidation of Sonatel (Senegal)	78	37	(12)	14	23	407
Other	20	10	(2)	2	8	399

Other changes	(2)	5	259	(2)	7	(83)
Extension of useful life of certain non-current assets	—	—	259	—	—	—
Other	(2)	5	—	(2)	7	(83)

Foreign exchange fluctuations (1)	366	175	(117)	56	119	—

Data on a comparable basis at December 31, 2004	22,800	7,602	(3,789)	2,103	5,499	148,566

(1)	Impact of the foreign exchange fluctuations between the average exchange rates for 2004 and the average exchange rates for 2005.

•	Enterprise Communication Services (ECS) – Year 2004

(millions of euros)	Changes (unaudited) in contributive data
ECS	Revenues	GOM	Depreciation & amortization	CAPEX	GOM- CAPEX	Average nber of employees
Historical data at December 31, 2004	8,235	2,039	(657)	388	1,651	17,014

Changes in scope of consolidation	(7)	1	1	(1)	2	(124)
Other changes	—	(16)	—	—	(16)	134
Foreign exchange fluctuations (1)	(1)	—	—	(1)	1	—

Data on a comparable basis at December 31, 2004	8,227	2,024	(656)	386	1,638	17,024

(1)	Impact of the foreign exchange fluctuations between the average exchange rates for 2004 and the average exchange rates for 2005.

5.2 INFLATION

The revenues generated by France Telecom’s operations have not been significantly impacted in recent years by inflation.

5.3 SOCIAL AND ENVIRONMENTAL INFORMATION

Pursuant to the provisions of Article L. 225-102-1 of the French Commercial Code resulting from the Law of May 15, 2002 defining the new economic regulations (the NRE Act), France Telecom provides information on the way in which it takes into consideration the social and environmental impacts of its businesses. The data on these obligations are presented in Section 4 “Social and Environmental Information” in the document “Information concerning year 2006” published by France Telecom S.A.

In addition to these legal obligations, France Telecom prepares a Corporate Social Responsibility and Sustainable Development Report, which discusses all the Group’s operations and their social and environmental consequences, and presents the Group’s performance and objectives in these areas.

5.4 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

The contractual obligations and off-balance sheet commitments are described in Note 32 to the consolidated financial statements.

5.5 SUBSEQUENT EVENTS

The principal events that occurred between the closing date and March 5, 2007, the date the 2006 financial statements were approved by the Board of Directors, are described in Note 35 to the consolidated financial statements.

5.6 FINANCIAL GLOSSARY

ARPU for Consumer Fixed Services (HCS segment): the average monthly revenues per line for Consumer fixed Services (ARPU) is calculated by dividing the average monthly revenues, on the basis of the last twelve months, by the weighted average number of lines for Consumer fixed Services over the same period. The weighted average number of lines for Consumer fixed Services is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines of Consumer fixed Services at the beginning and the end of the month. The ARPU for Consumer fixed Services is expressed as monthly revenue per line.

ARPU (PCS segment): the average annual revenue per user (ARPU) is calculated by dividing the network revenues (see Network Revenues) generated over the last twelve months (excluding revenues from mobile virtual networks operators - MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. The ARPU is expressed as annual revenue per customer.

AUPU (PCS segment): the average monthly usage per user (AUPU) is calculated by dividing the average monthly minutes used over the preceding twelve months (outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual networks operators (MVNO)) by the weighted average number of customers over the same period. The AUPU is expressed in minutes as a monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, prorated by their work time, including permanent and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Note 3 to the consolidated financial statements).

Change in operating working capital requirements: change in net inventories, plus change in trade receivables, plus change in trade payables (excluding fixed asset suppliers).

Change in total working capital requirements: change in operating working capital requirements, plus change in other receivables, plus change in other liabilities.

Churn rate (PCS segment): a measure of the number of customers leaving the PCS network. Churn rate is calculated by dividing the total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous twelve months by the weighted average number of customers over the same period.

Customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the PCS network. Prepaid customers are treated as having churned if they have not made any outbound chargeable events and less than 4 inbound chargeable events within a three-month period.

For PCS France sub-segment, prepaid customers are treated as having churned six months after the end of their recharge (seven days to five months) if they do not recharge their account during this six-month periodx

Capital expenditures on tangible and intangible assets excluding licenses: see CAPEX.

Commercial expenses: see External purchases.

Customer acquisition costs (PCS segment): customer acquisition costs per customer correspond to the sum of the acquisition costs for the handsets sold and the commissions paid to retailers from which are deducted the revenues received from the sale of handsets, for each new customer.

Customer retention costs (PCS segment): customer retention costs correspond to the sum of the acquisitions costs for the handsets sold and the commissions paid to retailers from which are deducted the revenues received from the sale of handsets, for each customer renewing his contract.

Data on a comparable basis: data with comparable methods, consolidation and exchange rates are presented for the preceding period. This transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended. Data on a comparable basis are not intended to replace the data on an historical basis for the year ended or the previous periods.

Equipment revenues (PCS segment): equipment revenues include the sale of mobile handsets and accessories.

External purchases: external purchases (see Note 6 to the consolidated financial statements) include:

•	Commercial expenses: external purchases including the purchase of handsets and other products sold, retail fees and commissions, and advertising, sponsoring and brand costs;

•	Service fees and inter-operator costs;

•

and Other external purchases: external purchases including overhead, retail estate fees, outsourcing fees relating to technical operations and maintenance, IT expenses, purchases of equipment, and call center outsourcing fees, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired) and investments in associates.

GOM: Gross operating margin (see Note 2 to the consolidated financial statements). Revenues less external purchases, other operating expenses (net of other operating income) and labour expenses (wages and employee benefit expenses). The labour expenses (wages and employee benefit expenses) presented in the gross operating margin (GOM) do not include employee profit-sharing and share-based compensation.

GOM – CAPEX: indicator of the gross operating margin (GOM) less capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX).

Gross operating margin: see GOM.

Labour expenses (wages and employee benefit expenses): see OPEX.

Net financial debt: net financial debt equals the total gross financial debt (converted at the closing rate) less i) active transaction derivatives, cash flow hedges and fair value hedges, ii) the paid guaranty deposits relating to derivatives (cash collateral assets), iii) cash, cash equivalents and marketable securities, and iv) certain guaranty deposits made for specific transactions (if the associated debt is included in the gross financial debt), and corrected by the effective portion of the cash flow hedges (see Note 19 to the consolidated financial statements).

Network revenues (PCS segment): network revenues represent the revenues (voice, data and SMS) generated by the use of the mobile network. It includes the revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services, and revenues from mobile virtual networks operators (MVNO). It represents the recurring income most relevant to the wireless business and is directly correlated with the business indicators.

“Non-voice” service revenues (PCS segment): “non-voice” services revenues equal network revenues, excluding the revenues generated by “voice” (excluding the revenues from mobile virtual networks operators - MVNO). For example, it includes the revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and content revenues from customers (downloading of ringtones, sports results, etc.).

Number of employees (active employees at end of period): the number of persons working on the last day of the period, including both permanent and fixed-term contracts.

OPEX: operating expenses (see Note 6 to the consolidated financial statements) included in the determination of the gross operating margin (GOM), including:

•

Labour expenses (wages and employee benefit expenses): the labour expenses (wages and employee benefit expenses) included in the determination of the gross operating margin (GOM) do not include employee profit sharing and share-based compensation costs. Those costs are part of the costs included between the gross operating margin (GOM) and operating income. Labour expenses (wages and employee benefit expenses) are net of the capitalized labour expenses;

•

OPEX excluding labour expenses (wages and employee benefit expenses): operating expenses excluding labour expenses (wages and employee benefit expenses). Operating expenses, excluding labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) include external purchases (see External purchases) and other operating income and expenses. Operating expenses excluding labour expenses (wages and employee benefit expenses) are net of capitalized costs.

Operating expenses included in the calculation of Gross Operating Margin (GOM): see OPEX.

Operating expenses excluding labour expenses (wages and employee benefit expenses): see OPEX.

OPEX excluding labour expenses (wages and employee benefit expenses): see OPEX.

Organic cash flow: net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets.

Other external purchases: see External purchases.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 8, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information